    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 29, 1996

                                                      REGISTRATION NO. 333-12699
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 2
                                       TO

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------
                    CENTRAL EUROPEAN MEDIA ENTERPRISES LTD.

             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

               BERMUDA                                                                      NOT APPLICABLE
   (STATE OR OTHER JURISDICTION OF                                                         (I.R.S. EMPLOYER
    INCORPORATION OR ORGANIZATION)                                                      IDENTIFICATION NUMBER)

                                CLARENDON HOUSE
                                 CHURCH STREET
                                 HAMILTON HM/CX
                                    BERMUDA
                                 (441) 296-1431
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------
                               LEONARD M. FERTIG
                            CHIEF EXECUTIVE OFFICER
                    CENTRAL EUROPEAN MEDIA ENTERPRISES LTD.
                        C/O CME DEVELOPMENT CORPORATION
                               18 D'ARBLAY STREET
                             LONDON W1V 3FP ENGLAND
                                44-171-292-7900
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                            ------------------------
                                   Copies to:


                   ROBERT L. KOHL, ESQ.                                           ALAN SIEGEL, ESQ.
                   ROSENMAN & COLIN LLP                                         AKIN, GUMP, STRAUSS,
                    575 MADISON AVENUE                                          HAUER & FELD, L.L.P.
                    NEW YORK, NY 10022                                             399 PARK AVENUE
                      (212) 940-8800                                             NEW YORK, NY 10022
                                                                                   (212) 872-1000

                            ------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of the Registration Statement.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box. / /

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                            ------------------------


                        CALCULATION OF REGISTRATION FEE


                    TITLE OF EACH CLASS OF                                        PROPOSED MAXIMUM      AMOUNT OF
                       SECURITIES TO BE                          AMOUNT TO BE    AGGREGATE OFFERING   REGISTRATION
                          REGISTERED                             REGISTERED(1)        PRICE(2)             FEE
Class A Common Stock, $0.01 par value per share...............   3,450,000(3)     $103,500,000         $35,690(3)
Class A Common Stock, $0.01 par value per share...............   1,150,000(4)      $32,200,000         $9,758(4)



(1) Includes 600,000 shares that the Underwriters have the option to purchase to cover over-allotments, if any.




(2) Solely for purpose of calculating the registration fee pursuant to Rule 457(c).



(3) 3,450,000 shares were previously registered; a fee of $35,690 was previously paid based on a price of $30.00 per share.



(4) $9,758 is being paid herewith to register an additional 1,150,000 shares based upon a price of $28.00 per share.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF SUCH STATE.


                 SUBJECT TO COMPLETION, DATED OCTOBER 29, 1996


                                4,000,000 SHARES


                                      LOGO

                    CENTRAL EUROPEAN MEDIA ENTERPRISES LTD.

                              CLASS A COMMON STOCK

                                ($.01 PAR VALUE)
                            ------------------------


      The shares of Class A Common Stock offered hereby are being issued and sold by the Company. The Company's authorized capital stock includes Class A Common Stock and Class B Common Stock. The rights of each class of Common Stock are identical, except with respect to voting. Holders of shares of Class A Common Stock are entitled to one vote per share and holders of shares of Class B Common Stock are entitled to ten votes per share. Both classes vote together as a single class on all matters, except when class voting is required by The Companies Act 1981 of Bermuda and on certain 'going private' transactions. Shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis at the option of the holder. Upon the consummation of the Offering, the shares of Class B Common Stock will comprise 84.9% of the total voting power of the Company.



     The Class A Common Stock of the Company is traded on the Nasdaq National Market under the symbol 'CETV.' On October 28, 1996, the last reported sale price of the Class A Common Stock on the Nasdaq National Market was $28.50 per share. See 'Price Range of Common Stock.'


     FOR INFORMATION CONCERNING CERTAIN FACTORS RELATING TO THIS OFFERING, SEE 'RISK FACTORS' ON PAGE 9.
                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND

 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION
   OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
    THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL
                                    OFFENSE.

                                                 UNDERWRITING
                         PRICE TO               DISCOUNTS AND              PROCEEDS TO
                          PUBLIC                COMMISSIONS(1)              COMPANY(2)
Per Share......             $                         $                         $
Total(3).......             $                         $                         $

(1) See 'Underwriting' for indemnification arrangements.

(2) Before deducting estimated expenses of $810,000 payable by the Company.


(3) The Company has granted to the Underwriters a 30-day option to purchase up to an additional 600,000 shares of Class A Common Stock at the Price to Public, less the Underwriting Discounts and Commissions shown above, solely to cover over-allotments, if any. If this option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds
    to Company will be $                   , $             and $             ,
    respectively. See 'Underwriting.'

                            ------------------------

     The shares of Class A Common Stock offered hereby are being offered by the several Underwriters named herein, subject to prior sale and acceptance by the Underwriters and subject to their right to reject any order in whole or in part. It is expected that the Class A Common Stock will be made available for delivery
on or about              , 1996 at the offices of Schroder Wertheim & Co.
Incorporated, New York, New York.

SCHRODER WERTHEIM & CO.
                        PRUDENTIAL SECURITIES INCORPORATED
                                                               SMITH BARNEY INC.

                                           , 1996

                              [ MAP OF CENTRAL AND
                          EASTERN EUROPE AND GERMANY,
                           HIGHLIGHTING THE COMPANY'S
                             AREAS OF OPERATIONS ]

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE CLASS A COMMON STOCK OF THE COMPANY AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED IN THE NASDAQ NATIONAL MARKET, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS (IF ANY) MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE CLASS A COMMON STOCK OF THE COMPANY ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE 'UNDERWRITING.'

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial statements, including the notes thereto, appearing elsewhere in this Prospectus. Unless otherwise indicated, (i) all references to the 'Company' include Central European Media Enterprises Ltd. ('CME'), its predecessors and its direct and indirect Subsidiaries and (ii) all references to 'Subsidiaries' include each corporation or partnership in which Central European Media Enterprises Ltd. has a direct or indirect equity or voting interest. Except as otherwise noted, (i) the information in this Prospectus assumes that the Underwriters' over-allotment option will not be exercised, and (ii) all statistical and financial information presented in this Prospectus has been converted into United States dollars using exchange rates as of June 30, 1996 (Kc27.61 = $1.00; DM1.52 = $1.00; ROL3,028 = $1.00; SIT136.61 = $1.00; Sk31.00 =
$1.00) with the exception of such information contained in or derived from the Company's financial statements. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations--Foreign Currency.' All references to '$ ' or 'dollars ' are to United States dollars, all references to 'Kc' are to Czech korunas, all references to 'DM' are to German marks, all references to 'ROL' are to Romanian lei, all references to 'SIT' are to Slovenian tolar and all references to 'Sk' are to Slovak korunas.

                                  THE COMPANY

     The Company is the leading television broadcaster in Central and Eastern Europe, broadcasting to an aggregate of 77.1 million people in five countries in the region and an additional 8.9 million people in Germany. The Company operates the leading national television station in the Czech Republic and the Company's television operations in Romania and Slovenia command the leading audience share within their areas of broadcast reach. The Company recently commenced television broadcast operations in the Slovak Republic and Ukraine and has television broadcast operations under development in Poland and Hungary which potentially could reach an additional 50 million people. The Company's strategy is to continue to capitalize on the substantial market opportunities created by the emergence of private commercial television and the corresponding significant growth of television advertising expenditures in these markets.

     The Company's television broadcast operations consist of the following:


TELEVISION BROADCAST OPERATIONS   TERRITORY             BROADCAST REACH(1)    ECONOMIC INTEREST
-------------------------------   -------------------   ------------------    -----------------
Nova TV                           Czech Republic               10.3                  88.0%(2)
PRO TV                            Romania                      11.1                  77.5%(3)
POP TV                            Slovenia                      1.5                  72.0%
Markiza TV                        Slovak Republic               3.3                  80.0%
Studio 1+1 Group                  Ukraine                      50.9                  50.0%
PULS                              Berlin-Brandenburg            6.0                  55.9%
Nuremberg Station                 Nuremberg                     1.1                  37.4%
Leipzig Station                   Saxony                        0.7                  16.2%

Dresden Station                   Saxony                        1.1                  16.2%
                                                              -----
    Total                                                      86.0
                                                              -----
                                                              -----


------------------
(1) Broadcast Reach measures the number of people in millions the Company's or the Company's local partners' broadcast signal can reach.

(2) The Company is in the process of registering the Additional Nova TV Purchase (as defined herein) pursuant to Czech law which purchase has raised its economic interest in Nova TV from 66.0% to 88.0%.

(3) The Company's partners in Romania hold options to purchase equity in Media Pro International from the Company which, if exercised, could reduce the Company's equity interest to 66.0%

     Nova TV, the Company's television station in the Czech Republic, has maintained a 65% to 70% audience share over the past two years, and the Company estimates that in 1995, Nova TV accounted for over 80% of the Czech television advertising market. Nova TV continues to benefit from the growing television advertising market in the Czech Republic. Television advertising expenditures in the Czech Republic grew from approximately $67 million in 1993 to $96 million in 1994 (Nova TV's first year of operations) to approximately $145 million in 1995, as estimated by the Company. During the six months ended June 30, 1996, Nova TV recorded $52.9 million in net revenues and $24.3 million in broadcast cash flow, resulting in a 46.0% broadcast cash flow margin and an increase of 33.5% in 'same station' broadcast cash flow over the first six months of 1995. Nova TV has achieved its success in part by providing a wide range of popular programming designed to appeal to a mass market audience, including a mix of locally produced news and entertainment formats and films and television series acquired from major international distributors.


     The Company has applied its experience with Nova TV to its broadcast operations in Romania, Slovenia, the Slovak Republic and Ukraine and intends to apply this operating strategy in new markets under development. In Romania and Slovenia, the Company's broadcast operations, PRO TV and POP TV, which commenced operations in December 1995, achieved the leading share in their areas of broadcast within their first six months of operation. PRO TV and POP TV reach approximately 48% and 75% of their national markets, respectively, including the capital cities of Bucharest and Ljubljana. The Company commenced operations in the Slovak Republic on August 31, 1996, broadcasting to 60% of the Slovak population. In Ukraine, the Company has acquired a 50.0% economic interest in the Studio 1+1 group of companies (the 'Studio 1+1 Group') which provides programming and sells advertising for approximately 50 hours of broadcasting per week on a Ukrainian public television station, UT-1, which reaches approximately 98% of Ukraine's population of 51.9 million. In each of these markets, television advertising spending is growing rapidly. The Company seeks to further expand its reach in these markets through investing in additional regional licenses, affiliating with other broadcasters and reaching agreements with local cable operators.



     The Company continues to explore other development opportunities, including in Poland and Hungary. In Poland, the Company has a 33.0% interest in TVN. In October 1996, the Polish National Radio and Television Council announced its intention to award nine television broadcast licenses for northern Poland and television broadcast licenses covering the cities of Warsaw and Lodz in Poland to TVN. It is anticipated that the administrative process which is a requirement in order for the final awards of these television broadcast licenses will be completed by the end of 1996. The Company estimates that these television broadcast licenses have a potential broadcast reach of approximately 7 million people. TVN also recently acquired a 3.0% interest in TV Wisla, a station with a potential reach of approximately 8 million people in southern Poland. TVN has an option to acquire a substantial interest in TV Wisla. The Company anticipates that TV Wisla together with the operations to be developed in connection with the television broadcast licenses in northern Poland, Warsaw and Lodz could form a television broadcast network. In Hungary, the Company and its partners own a dubbing and production studio and have been awarded a license to broadcast via MMDS to the city of Budapest. The Company intends to apply for a national broadcast license in Hungary with strategic partners as soon as the tender rules are adopted by the local regulatory authorities. The Company believes that its broadcast experience in the region, its proven programming strategy, its extensive knowledge of the political and economic climates in Central and Eastern Europe, and its proven ability to attract strategic local partners, position it to capitalize on these opportunities.


     The Company owns interests in four of the seven private regional television stations currently operating in Germany, including PULS, which broadcasts to six million people in the Berlin-Brandenburg area. These stations provide 'total local' programming, which involves delivering in-depth coverage of local and regional news and events, thereby distinguishing these stations from the national networks by being uniquely responsive to the distinct regional tastes of the respective local viewers. PULS, which has generated losses since its operations commenced in late 1993, recently announced it is seeking investment from a strategic partner which could bring additional broadcasting expertise, programming and capital to the station. Such a strategic investment would be anticipated to significantly dilute the Company's equity interest in PULS and to decrease the Company's future funding obligations to PULS. Such investment also could result in a reduction of the carrying value and a corresponding charge against earnings related to the Company's equity investment in PULS.

     The Company's strategic objective is to strengthen its position as the leading broadcaster in Central and Eastern Europe by applying its broadcasting, financial and political expertise to achieve profitability in all of its existing broadcast operations and to develop and operate additional television broadcast operations. Key elements of the Company's strategy include:

     o Being an early market entrant and establishing national and regional television broadcast operations in the emerging markets of Central and Eastern Europe. These markets present opportunities for the Company to compete where advertising expenditures have been experiencing high rates of growth. The Company believes there are significant advantages to being an early entrant into these markets, as there are limited frequencies available to broadcasters, thus limiting competition. The Company also believes early entrants have the opportunity to establish good relationships with advertisers and build viewer loyalty and station identity before other entrants commence operation. In the newly emerging markets of Central and Eastern Europe, early entrants also have the opportunity to acquire exclusive rights to attractive programming for their respective markets.

     o Broadcasting programming attractive to a mass market audience in Central and Eastern Europe. Programming is a critical element in building audience share, which is an extremely important factor in generating advertising revenues. The Company's strategy is to broadcast a mix of locally and internationally produced movies, series, talk shows, variety shows, sports and news. The Company believes broadcasting a significant amount of locally produced programming and developing a distinctive independent news program give a strong local identity to its broadcast operations, appeal to local tastes and are desired by the local regulatory authorities. The Company complements its local programming by building and maintaining an extensive library of exclusive programming rights to popular films and television series produced by the world's leading studios, including Warner Brothers, Paramount Pictures, Twentieth Century Fox and Sony Pictures. The Company utilizes 'western style' production techniques to provide high quality local language programming to its television audiences. The Company employs modern equipment and short, lively program formats and purchases state of the art equipment for its studios in each location where it conducts broadcast operations.

     o Creating investment alliances with local strategic partners in each location where it seeks to establish broadcast operations. This approach is consistent with the objectives of local licensing authorities, thereby enhancing the likelihood that the Company or its local strategic partners will be awarded such licenses. Additionally, creating local strategic alliances helps ensure that the Company's broadcast operations will be responsive to local tastes and interests.

     o Maximizing broadcast reach within licensed territories to maximize its potential audience share and therefore increase the attractiveness of its programming to advertisers. In those areas where the Company's and its partners' stations do not reach the entire population, the Company seeks to create a network for its programming and seeks to distribute it through local broadcasters and cable systems. The Company concentrates on urban areas where advertising dollars are focused. The Company currently employs satellite technology in Romania, which does not have a well-developed terrestrial television distribution system, in order to distribute its programming to a network of affiliate stations. In order to serve Romania and other markets, the Company has obtained a 12 year lease on a transponder on a Eutelsat HB3 Satellite (the 'Satellite Transponder'), which is anticipated to be launched in March 1997. Using existing digital compression technology, the Company will be able to use the Satellite Transponder to simultaneously distribute five distinct channels without the necessity of building a potentially costly transmission infrastructure in those countries.

     o Leveraging critical mass among its operations. The Company currently broadcasts to approximately 86.0 million people in six countries and is developing operations in several other countries. The Company believes it has reached a critical mass which will allow it to begin to benefit from synergies among the Company's operations. For example, the Company believes it will gain greater leverage in its purchasing, programming, news gathering and production abilities and in developing related businesses which can serve broadcasters not affiliated with the Company. In addition, the Company intends to market certain lower cost production services to producers and broadcasters in the higher cost countries of Western Europe.

     o Employing a dedicated team of experienced professionals who will continue to lead the Company through the complex licensing processes, and seek broadcast rights, in markets of Central and Eastern Europe. Leonard M. Fertig, President and Chief Executive Officer of the Company, has been active in obtaining broadcast licenses for the Company and its strategic partners in Central and Eastern Europe since 1991. Ronald S. Lauder, Chairman of the Company and former U.S. Ambassador to Austria, has been involved actively in the region and plays an important role in the Company's licensing activities. The Company believes its management and dedicated licensing team provide a competitive advantage in obtaining broadcast rights. The Company's success in obtaining broadcast rights generally has been achieved after lengthy competition involving numerous other parties, including major international media companies. The Company also employs experienced operating and financial managers and accesses international technology, programming and funding to promote the successful development and management of its broadcast operations.

                                  THE OFFERING


Class A Common Stock Offered...... 4,000,000 shares

Common Stock to be outstanding
  after the Offering:

  Class A Common Stock(1)......... 14,292,504 shares

  Class B Common Stock............ 8,029,797 shares
                                   ------------

  Total(1)........................ 22,322,301 shares
                                   ------------
                                   ------------

Use of Proceeds................... Net proceeds of approximately $107.5 million will be used to fund expansion of operations
                                   in Romania, Slovenia, the Slovak Republic,
                                   Poland and Ukraine; to continue to fund
                                   operations in Germany; to purchase long term
                                   programming rights; to repay certain
                                   indebtedness; and for general corporate
                                   purposes.

Voting Rights..................... Each class of Common Stock has identical rights, except with respect to voting. Each
                                   share of Class A Common Stock is entitled to
                                   one vote and each share of Class B Common
                                   Stock is entitled to ten votes. The Class A
                                   Common Stock and Class B Common Stock vote as
                                   a single class with respect to all matters
                                   submitted to a vote of the shareholders,
                                   except with respect to any 'going private'
                                   transaction between the Company and Ronald S.
                                   Lauder and any matter requiring class voting
                                   by The Companies Act of 1981 of Bermuda.

Nasdaq National Market Symbol..... CETV


     The offering of shares of Class A Common Stock offered by the Underwriters is referred to herein as the 'Offering.'
------------------


(1) Excludes 698,455 shares of Class A Common Stock issuable upon the exercise of options granted pursuant to the Company's 1994 Stock Option Plan (the '1994 Stock Option Plan'), 868,606 shares of Class A Common Stock issuable upon the exercise of options granted pursuant to the Company's 1995 Stock Option Plan (the '1995 Stock Option Plan'), 25,000 shares of Class A Common Stock issuable upon the exercise of options granted to a director and consultant of the Company, 250,000 shares of Class A Common Stock issuable upon the exercise of warrants previously granted to Ronald S. Lauder and up to 100,000 shares of Class A Common Stock issuable upon the exercise of warrants to be granted to Mr. Lauder pursuant to the Lauder Loan (as herein defined).

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

The following data should be read in conjunction with 'Management's Discussion and Analysis of Financial Condition and Results of Operations' and the Consolidated Financial Statements and the Notes thereto included herein. Data for periods other than the six months ended June 30, 1996 and the six months ended June 30, 1995 are derived from the Company's audited financial statements and the footnotes thereto included herein.

                                                                  SIX MONTHS ENDED
                                   YEAR ENDED DECEMBER 31,            JUNE 30,
                                -----------------------------    ------------------
                                 1993       1994       1995       1995       1996
                                -------    -------    -------    -------    -------
OPERATING DATA:
Net revenues.................   $    --    $53,566    $98,919    $47,238    $61,805
Operating (loss) income......    (5,321)       957     22,308     15,158      5,096
Equity in loss of
  unconsolidated
  affiliates.................    (3,671)   (13,677)   (14,816)    (6,766)    (5,936)
Net loss.....................    (8,360)   (20,505)   (18,736)    (4,769)   (12,380)
Net loss per common share....        --         --      (1.28)     (0.34)     (0.67)
OTHER DATA:
Broadcast cash flow(1):
  Nova TV....................   $    --    $12,233    $44,789    $18,232    $24,341
  PRO TV.....................        --         --     (2,483)        --     (5,519)
  POP TV.....................        --         --     (4,124)        --     (3,528)
                                -------    -------    -------    -------    -------
Total broadcast cash flow....   $    --    $12,233    $38,182    $18,232    $15,294
                                -------    -------    -------    -------    -------
                                -------    -------    -------    -------    -------
Net cash (used in) provided
  by operating activities....    (3,826)    (1,532)     1,943      3,863      5,464
Number of television
  broadcast operations at the
  end of period..............         1          3          5          3          7


                                 JUNE 30, 1996
                           --------------------------
                            ACTUAL     AS ADJUSTED(2)
                           --------    --------------
BALANCE SHEET DATA:
Current assets..........   $ 84,574       $153,064
Total assets............    213,445        281,935

Total debt..............     16,602         47,388
Shareholders' equity....    125,751        233,241


------------------

(1) 'Broadcast cash flow,' which is commonly used as a measure of performance for broadcast companies, as used herein, is defined as net revenues, less station operating expenses excluding depreciation and amortization, station selling, general and administrative expenses, and cash program rights costs. Cash program rights costs represent cash payments for current programs payable and such payments do not necessarily correspond to program use. Broadcast cash flow should not be considered as a substitute measure of operating performance or liquidity prepared in accordance with generally accepted accounting principles. Broadcast cash flow is only presented for the periods in which broadcasting took place and only for the Company's consolidated Subsidiaries, excluding Videovox. Videovox was acquired on May 1, 1996 and generated only limited revenues during the six months ended June 30, 1996. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations.'


(2) As adjusted to reflect (i) the Bridge Loan; (ii) the Lauder Loan; (iii) the Additional Nova TV Purchase; and (iv) the issuance and sale of 4,000,000 shares of Class A Common Stock by the Company in the Offering and the application of the net proceeds therefrom. See 'Use of Proceeds' and 'Capitalization.'

                                  RISK FACTORS

     Investors in the shares of Class A Common Stock offered hereby should consider carefully the following significant risk factors, in addition to all of the other information appearing in this Prospectus, in connection with an investment in the shares of Class A Common Stock.


     HISTORY OF LOSSES. The Company, incorporated in Bermuda in June 1994, is the successor to the television license acquisition and station development activities conducted by its affiliates since 1991, and began generating revenues in 1994. The Company's commercial television activities, begun at Nova TV in February 1994, at PRO TV in December 1995, at POP TV in December 1995, at Markiza TV in August 1996, in Ukraine in October 1996, at PULS in November 1993, at the Nuremberg Station in April 1994 and at the Leipzig and Dresden Stations in May 1996, represent new types of ventures in the Company's markets, and, while Nova TV has generated net income, there can be no assurance that the Company will be successful in achieving net profits in its other broadcast operations. As anticipated, the Company has incurred net losses since inception, and expects to incur additional net losses for at least the next several years, particularly in light of its growth strategy. For the years ended December 31, 1995, 1994 and 1993, the Company incurred net losses of $18.7 million, $20.5 million and $8.4 million, respectively. As of June 30, 1996, the Company had an accumulated deficit of $60.4 million. See 'The Company.'



     DEPENDENCE ON ADDITIONAL CAPITAL. The ownership, development and operation of television broadcast operations requires substantial capital investment. The net proceeds of the Offering together with the Potential Revolving Loan Facility (as defined herein), the Company's current cash balances, distributions from Nova TV and local financing of broadcast operations and broadcast operations under development should be adequate to satisfy the Company's operating and capital requirements for approximately 12 to 18 months. There can be no assurance that the Company will be able to obtain financing from the Potential Revolving Loan Facility or local financing of broadcast operations or broadcast operations under development on terms acceptable to the Company. Thereafter, the Company anticipates it will require additional capital as it continues to pursue its growth strategy. See 'Use of Proceeds.' Sources of additional capital may include debt and equity financing at the Subsidiary level and additional debt and equity financing by the Company. Any additional equity financing by the Company may be dilutive to shareholders. The Company's ability to obtain additional debt financing at other than the operating Subsidiary level may be limited because it does not conduct operations directly and may have no significant source of cash flow available for debt service. If such financing is unavailable, the number of television broadcast operations which the Company can develop in the future may be limited. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources.'



     COMPETITIVE INDUSTRY.  The Company encounters, and expects to continue to encounter, intense competition in the television broadcasting industry. The Company's television stations compete, and the Company's broadcast operations under development will compete, for revenues, viewers and programming with other private television stations, with government-owned and operated television stations and with cable and direct broadcast satellite television systems in their respective markets. The Company also competes for revenues with other advertising media, such as newspapers, radio, magazines and outdoor advertising. In addition, the Company is faced with numerous competitors, both strategic and financial, in attempting to obtain television broadcast rights and programming in Central and Eastern Europe. Many actual and potential competitors are part of larger companies with substantially greater financial, marketing and other resources than the Company, and there can be no assurance that the Company will be able to compete effectively against its existing or future competitors. In each of the markets in which the Company competes, additional licenses may be granted by regulatory authorities. See 'Business--Operations in the Czech
Republic: Nova TV-- Competition,' 'Business--Operations in Romania: PRO TV--Competition,' 'Business--Operations in Slovenia: POP TV--Competition,' 'Business--Operations in the Slovak Republic: Markiza TV-- Competition,' 'Business--Operations in Ukraine: Studio 1+1 Group--Competition,' 'Business-- Operations in Germany: The German Stations--Competition,' and 'Business--Broadcast Operations Under Development.'

     RISKS OF TELEVISION BROADCAST OPERATIONS. The Company's operating results are dependent upon the sale of commercial advertising time and the ability to control operating expenses. The sale of commercial advertising time is dependent on the general economic conditions in the country and market where each television broadcast operation is located, the relative popularity of the programming of the Company's broadcast operations, the demographic characteristics of the audiences of the Company's broadcast operations, the activities of competitors and other factors which may be outside of the Company's control. The cost of programming to the Company may increase as the Company broadcasts a greater number of locally produced programs and as the commercial television markets in which the Company operates continue to develop. The Company intends to pursue aggressively license, investment and development opportunities in additional broadcast operations in Central and Eastern Europe. This growth strategy entails the risks inherent in assessing the value, strengths and weaknesses of development opportunities, in evaluating the costs and uncertain returns of building and expanding the facilities for operating stations and in integrating and managing the operations of additional television stations. In addition, the Company is in varying degrees dependent, in the countries in which it operates, upon the availability and accessibility of government-owned broadcast and transmission facilities for distribution of its signal throughout its license areas.

     FINANCIAL CONDITION OF PULS. PULS, in which the Company has a substantial equity investment, continues to require additional cash funding to meet ongoing operating deficits. The Company estimates total cash funding required for PULS to be approximately $4 million through the end of 1996. See 'Use of Proceeds.' None of the investors in PULS, including the Company, have further contractual obligations to invest additional capital in this station. The partners of PULS have retained a financial advisor to seek one or more strategic partners for

PULS. Such a strategic partner will be expected to acquire a significant equity interest in PULS and assume responsibility for PULS' operations. Such a strategic investment would be anticipated to significantly dilute the Company's equity interest in PULS and to decrease the Company's future funding obligations to PULS. Furthermore, such a strategic investment also could result in a material reduction of the carrying value of the Company's equity investment in PULS and a corresponding charge against the Company's earnings. If such strategic partner is not obtained or if a determination is made not to further fund the operations of PULS, insolvency of PULS may occur, requiring a sale or cessation of its operations. Such action could result in the loss by the Company of a part, or all, of its equity in PULS. As of June 30, 1996, the carrying value of the Company's investment in PULS was approximately $8.9 million. In addition, a reduction of the carrying value of PULS, or other factors, might cause the Company to reduce all or part of the carrying value of the Company's investments in FFF (the parent company of the Nuremberg Station) and SFF (through which the Company owns its interests in the Leipzig Station and the Dresden Station) which were $6.6 million and $1.0 million, respectively, as of June 30, 1996. See 'The Company' and 'Business--Operations in Germany: The German Stations--Recent Developments.'

     POSSIBLE INABILITY TO CONTROL SUBSIDIARIES. The Company has invested in its operating Subsidiaries with strategic and financial partners. Although the Company is involved to varying degrees in the management of its Subsidiaries and intends to invest in the future only in broadcast operations in which it will be involved in management, the degree of its voting power in Subsidiaries in which the Company owns less than a majority of the voting power, and the voting power and veto rights of its strategic and financial partners in Subsidiaries in which the Company owns a majority of the voting power, may preclude it from controlling the operations, strategies and financial decisions of its Subsidiaries or other entities in which it may acquire interests. The Company may be unable, without the consent of the relevant partners, to cause its Subsidiaries, whether or not majority owned, to make distributions, to implement strategies or to make programming decisions that the Company may favor. Moreover, the ability of the Company to sell equity interests in its Subsidiaries is subject to equity holder or similar agreements and, in certain cases, regulatory approvals that limit the ability of the parties (including the Company) to transfer their equity interests. Therefore, there can be no assurance of the Company's ability to realize economic benefits through the sale of its assets. See 'The Company.'

     EXPANSION INTO EARLY STAGE MARKETS. The Company is developing broadcast operations, and is pursuing opportunities to expand broadcast operations, in several Central and Eastern European markets where market economies only recently have begun to develop. The Company's primary assets, its interests in over-the-air television licenses, are government granted. Although the general trend in the markets in which the Company operates and intends to operate has been toward more open markets and trade policies and the fostering of private economic activity, no assurance can be given that the governments in the region will continue to pursue such policies or that such policies may not be altered significantly, especially in the event of a change in leadership, social or political disruption or unforeseen circumstances affecting economic, political or social life. Accordingly, social unrest, political instability, economic distress or other factors beyond the Company's control in any such Central or Eastern European country could have a material adverse effect on the Company's business. Moreover, to the extent that the Company expands its reach by utilizing satellite facilities to transmit its signal to affiliates in a particular country, it may become subject to governmental regulation restricting such transmission. Furthermore, there can be no assurance that the Company will be successful in developing and expanding broadcast operations in its prospective new markets or that such operations can be operated profitably. See 'Business--Broadcast Operations Under Development.'

     HOLDING COMPANY STRUCTURE; LIMITATIONS ON ACCESS TO CASH FLOW. CME conducts all of its operations through Subsidiaries. Accordingly, CME's ability to realize cash from its Subsidiaries, its ability to distribute dividends to its holders of Common Stock and to service debt, are dependent upon the earnings of its Subsidiaries and the distribution of those earnings to, or upon loans or other payments of funds by those Subsidiaries to, CME. Currently, Nova TV is the only Subsidiary which has sufficient earnings to make distributions to CME. CME may not be able to compel its Subsidiaries to make distributions to CME. Because CME is an equity holder or partner of each of its Subsidiaries, CME's claims as such will generally rank junior to all other creditors of and claimants against its Subsidiaries. In the event of a Subsidiary's liquidation, there may not be assets sufficient for CME to recoup its investment therein. Each of the Subsidiaries was formed under the laws of, and has its operations in, a country other than Bermuda, the jurisdiction of CME's organization. In addition, each of CME's operating Subsidiaries receives its revenues in the local currency of the jurisdiction in which it is situated. As a consequence, CME's ability to obtain dividends or other distributions is subject to, among other things, restrictions on dividends under applicable local laws and foreign currency exchange regulations of the jurisdictions in which its Subsidiaries operate. See 'Devaluation; Currency Risk.' The Subsidiaries' ability to make distributions to CME are also subject to their having sufficient funds from their operations legally available for the payment thereof which are not needed to fund their operations, obligations or other business plans and, in some cases, the approval of the other partners, stockholders or creditors of these entities. The laws under which CME's currently operating Subsidiaries are organized provide generally that dividends or other distributions may be declared by the partners or shareholders out of yearly profits subject to the maintenance of registered capital and required reserves and after the recovery of accumulated losses. If CME's Subsidiaries are unable or unwilling to make distributions to CME, the Company's growth may be inhibited unless it is able to obtain additional debt or equity financing. The Company may not be able to obtain debt financing if it cannot compel its Subsidiaries to service the debt financing or obtain upstream guarantees from its Subsidiaries with respect to such debt financing.

     RISKS INHERENT IN FOREIGN INVESTMENT. The Company has invested all of its resources in operations outside of the United States and plans to make additional international investments in the future. Risks inherent in foreign operations include loss of revenues, property and equipment from expropriation, nationalization, war, insurrection and other political risks, risks of increases in taxes and governmental royalties and fees and involuntary renegotiation of contracts with or licenses from foreign governments. The Company is also exposed to the risk of changes in foreign and domestic laws and policies that govern operations of overseas-based companies.

     DEVALUATION; CURRENCY RISK. Although the Company's Subsidiaries have attempted, and will continue to attempt, to match revenues and expenses and borrowings and repayments in terms of their respective local currencies, the Company and its Subsidiaries currently generate most of their revenues in Czech korunas, German marks, Romanian lei, Slovenian tolar, Slovak korunas and Ukrainian hryvna and incur expenses in those currencies as well as in British pounds and United States dollars. Certain expenses, primarily for programming, are incurred in United States dollars and other foreign currencies.

Fluctuations in the value of foreign currencies may cause United States dollar translated amounts to change in comparison with previous periods. Each of the Slovenian, Romanian, Slovak and Ukrainian currencies is a managed currency with limited convertibility. In addition, the Company in the future may acquire interests in entities that operate in other countries where the removal or conversion of currency is restricted. The Company currently does not hedge against foreign currency exchange translation risks with respect to its dollar-denominated financial statements but may hedge against specific foreign currency transaction risks. Because of the number of currencies involved, the constantly changing currency exposures and the fact that all foreign currencies do not fluctuate in the same manner against the United States dollar, the Company cannot quantify the effect of exchange rate fluctuations on its future financial condition or results of operations. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations--Foreign Currency.'


     GOVERNMENT REGULATORY RESTRICTIONS. Broadcast operations of the Company are subject to extensive government regulation as to the issuance, renewal, transfer and ownership of station licenses, as well as the timing and content of programming and the timing, content and amount of commercial advertising permitted. In many countries the regulatory systems as they apply to private (and especially foreign) investors in broadcasting stations are relatively new and untested. In certain countries the Company is restricted in the amount of direct interests it may hold in television stations; in such cases station licenses may be held by the Company's local partners, and the Company has arrangements to provide programming, advertising and other services (including management services) to the station. No assurance can be given that any necessary regulatory approvals for these arrangements will be obtained or that such arrangements will not be subject to regulatory review in the future which may limit the influence the Company may have with respect to its local broadcast partners. There are also regulations requiring that certain percentages of programming be produced or originated in local markets. The cost of programming could also increase as a result of political initiatives taken by the European Union to increase the amount of European-produced programming broadcast. In addition, broadcast regulations and license conditions in the Company's markets impose operating conditions relating, for example, to required amounts of broadcasting, use of locally produced programming and the content and quantity of advertising which may be broadcast. While the Company believes that it and its Subsidiaries are in compliance in all material respects with applicable laws, rules, regulations, and licenses, there can be no assurance that more restrictive laws, rules, regulations or enforcement policies will not be adopted in the future which could make compliance more difficult or expensive or otherwise adversely affect the Company's business or prospects. See 'Business--Operations in the Czech Republic: Nova TV--Regulation,' 'Business--Operations in Romania: PRO TV--Regulation,' 'Business--Operations in
Slovenia: POP TV--Regulation,' 'Business--Operations in the Slovak Republic:
Markiza TV--Regulation,' 'Business--Operations in Ukraine: Studio 1+1 Group-- Regulation,' 'Business--Operations in Germany: the German Stations--Regulation' and 'Business-- Broadcast Operations Under Development.'


     UNCERTAINTY OF LICENSE RENEWALS. The licenses to operate the Company's broadcast operations are effective for the following periods: (i) the license to operate Nova TV expires in 2005; (ii) the six licenses of the Company's partners in Romania expire from 2001 to 2002; (iii) the licenses of the Company's two partners in Slovenia expire in 2002; (iv) the license of the Company's partner in the Slovak Republic expires in 2007; (v) the licenses to operate PULS and the Nuremberg Station expire in 2000 and 2001, respectively; and (vi) the licenses to operate the Leipzig and Dresden stations expire in 2003. With respect to the Company's broadcast operations under development, the MMDS license of the Company's Subsidiary in Hungary currently does not have an expiration date. All of the licenses pursuant to which the Company's or its local partners' television stations operate are by their terms renewable. The Company has no reason to believe that these licenses will not be renewed. However, no statutory or regulatory presumption exists for the current license holder, and there can be no assurance that these licenses will be renewed by the local media authorities upon expiration of their initial terms. The failure of any such licenses to be renewed may have a material adverse effect on the Company.

     RISKS INVOLVED IN USING SATELLITE TRANSPONDER. The Company intends to use satellite technology to assist it in maximizing broadcast reach. There is a risk
(i) that the satellite on which the

Company leases the Satellite Transponder will not be launched in March 1997 as scheduled, (ii) that this satellite or the Satellite Transponder will not function as expected and (iii) that this satellite will have a shorter useful life than expected. The occurrence of any of these events could impair the Company's ability to extend its broadcast reach in certain countries. Although the Company intends to arrange suitable backup plans, there can be no assurance that the occurrence of any of these events would not have a material adverse effect on the Company's business and the results of its operations.

     DEPENDENCE ON KEY PERSONNEL. The success of the Company is particularly dependent upon the active involvement of Leonard M. Fertig, President and Chief Executive Officer, and Ronald S. Lauder, Chairman. The loss of the services of either of these individuals could have a material adverse effect on the Company. The degree of Mr. Lauder's involvement in the activities of the Company varies from time to time based on the then current needs of the Company. Mr. Lauder's involvement has been greatest in connection with the acquisition of broadcast rights and in locating local strategic partners. Mr. Lauder is not an employee of the Company. The Company has an employment agreement with Mr. Fertig, which expires on August 9, 1998. The employment agreement with Mr. Fertig contains a non-compete covenant, with a term of two years after the termination of employment. Because of the specialized nature of the Company's business, the Company believes that its future success will depend in large part upon its ability to attract and retain highly-skilled managerial, technical and marketing personnel as well as experienced local managers. Although the Company has been successful in attracting such personnel in the past, competition for such personnel is intense, and there can be no assurance that the Company will continue to be successful in attracting and retaining the personnel it requires to grow. See 'Management.'

     INVESTMENT COMPANY ACT CONSIDERATIONS. Were the Company to cease being able to participate in the management of one or more of its Subsidiaries, its interest in such Subsidiaries could be deemed an 'investment security' for purposes of the Investment Company Act of 1940 (the 'Investment Company Act'). In general, a person is an 'investment company,' subject to the registration and other requirements of the Investment Company Act, which would restrict the Company's activities, if it owns investment securities having a value exceeding 40% of the value of its total assets. The Company intends to continue to conduct its business in a manner designed to avoid being subject to the registration and other requirements of the Investment Company Act.


     CONTINUING CONCENTRATION OF SHARE OWNERSHIP AND VOTING CONTROL; ANTI-TAKEOVER PROVISIONS. Following the Offering, the Company's officers and directors, and certain of their affiliates and employees, will collectively own beneficially approximately 31.6% of the outstanding capital stock and 71.2% of the voting power of the Company. Following the Offering, Ronald S. Lauder will own beneficially approximately 23.5% of the outstanding capital stock and 52.6% of the voting power of the Company, except where a separate class vote is required by Bermuda law. Mr. Lauder has the ability to control the election of the Board of Directors of the Company and thus the direction and future operations of the Company without the supporting vote of any other shareholder of the Company, including decisions regarding acquisitions and other business opportunities (except with respect to a 'going private' transaction between the Company and Mr. Lauder), the declaration of dividends and the issuance of additional shares of Class A Common Stock and other securities. Such concentration of ownership may have the effect of delaying, deferring or preventing a change of control of the Company, a transaction which might otherwise be beneficial to shareholders. In addition, the Company's Memorandum of Association and bye-laws contain provisions that could delay, defer or prevent a change in control without the approval of the incumbent Board of Directors. These provisions, among other things, create a class of common stock with super voting rights and authorize the Board of Directors to issue preferred stock in one or more classes or series without any action on the part of the shareholders. Such provisions could limit the price that investors might be willing to pay in the future for shares of Class A Common Stock and impede the ability of the shareholders to replace management even if factors warrant such a change. A change of control of the Company may result in a loss of the Company's rights to certain television broadcast licenses which could have a material adverse effect on the Company, and which, therefore, may impede a third party from attempting to obtain control of the Company. See 'Description of Capital Stock.'

     ENFORCEMENT OF CIVIL LIABILITIES AND JUDGMENTS. The Company is a Bermuda company, and substantially all of its assets and all of its operations are located, and all of its revenues are derived, outside the United States. The Company has appointed Prentice-Hall Corporation System, Inc. as its agent to receive service of process with respect to any action brought against it in the United States District Court for the Southern District of New York or any New York State court under the securities laws of the United States or any state thereof. However, it may not be possible for investors to enforce outside the United States judgments against the Company obtained in the United States in any civil actions, including actions predicated upon the civil liability provisions of the United States federal securities laws. In addition, certain of the directors and officers of the Company are non-residents of the United States, and all or a substantial portion of the assets of such persons are or may be located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons, or to enforce against them judgments obtained in the United States courts, including judgments predicated upon the civil liability provisions of the United States federal securities laws. There is uncertainty as to whether the courts of the countries in which the Company operates or plans to operate would enforce (i) judgments of United States courts obtained against the Company or such persons predicated upon the civil liability provisions of the United States federal and state securities laws or (ii) in original actions brought in such countries, as applicable, liabilities against the Company or such persons predicated upon the United States federal and state securities laws. A final and conclusive judgment in Federal or State courts of the United States under which a sum of money is payable (not being a sum payable in respect of taxes or other charges of a like nature or in respect of a fine or other penalty or multiple damages) may be subject to enforcement proceedings as a debt in the Supreme Court of Bermuda under the common law doctrine of obligation. Among other things, it is necessary to demonstrate that the court which gave the judgment was competent to hear the action in accordance with private international law principles as applied in Bermuda and that the judgment is not contrary to public policy in Bermuda, has not been obtained by fraud or in proceedings contrary to natural justice and was not based on error in Bermuda law.

     BERMUDA CORPORATE LAW. The Company is a Bermuda company and, accordingly, is governed by The Companies Act 1981 of Bermuda. The Companies Act 1981 of Bermuda differs in certain respects from laws generally applicable to United States corporations and shareholders, including the provisions relating to interested directors, mergers and similar arrangements, takeovers, shareholder's suits, indemnification of directors and inspection of corporate records. See 'Description of Capital Stock--Differences in Corporate Law.'


     SHARES ELIGIBLE FOR FUTURE SALE. Upon completion of the Offering, the Company will have a total of 22,322,301 shares of capital stock outstanding (22,922,301 shares if the Underwriters' over-allotment option is exercised in full.) Of the shares outstanding, 13,936,958 shares of Class A Common Stock (14,536,958 shares of Class A Common Stock if the Underwriters' over-allotment option is exercised in full) will be freely tradeable without restriction or registration under the Securities Act of 1933 (the 'Securities Act'). 9,700 shares of Class A Common Stock are subject to volume restrictions under the Securities Act. All of the remaining 8,375,643 shares of capital stock are

'restricted securities' as that term is defined by Rule 144 promulgated under the Securities Act. Currently 7,261,779 shares of the capital stock which are 'restricted securities' (including shares of Class B Common Stock which would be required to be converted into shares of Class A Common Stock in order to be sold) may be sold under Rule 144 subject to the volume restrictions under Rule
144. In addition, the Compensation Committee of the Company's Board of Directors has granted options to purchase substantially all of the 900,000 shares of Class A Common Stock authorized to be granted pursuant to the 1994 Stock Option Plan of which options to purchase 698,455 shares are outstanding and unexercised. The Compensation Committee is authorized to grant options for up to 1,200,000 shares of Class A Common Stock under the 1995 Stock Option Plan, of which options to purchase 871,850 shares of Class A Common Stock have been granted and of which options to purchase 868,606 shares are outstanding and unexercised. In addition, the Compensation Committee has also granted one of the directors options in connection with his duties as a consultant to purchase 25,000 shares of Class A Common Stock, the Company previously granted Ronald S. Lauder warrants to purchase 250,000 shares of Class A Common Stock and the Company will grant Mr. Lauder up to 100,000 shares of Class A Common Stock pursuant to the

Lauder Loan. The Company, its officers, directors, certain greater than 5% shareholders, and certain other persons have agreed not to, directly or indirectly, offer, sell, offer to sell, contract to sell or otherwise sell or dispose (or announce any offer, sale, offer of sale or other sale or disposition) of any shares of Class A Common Stock or Class B Common Stock or any securities convertible into, or exercisable or exchangeable therefor, except shares purchased in the public market and grants and exercises of options under the 1994 Stock Option Plan and the 1995 Stock Option Plan, for a period of 120 days after the date of this Prospectus without the prior written consent of the Representatives of the Underwriters, on behalf of the Underwriters. Sales of substantial amounts of shares of the Class A Common Stock (including shares of Class A Common Stock issuable upon the conversion of the Class B Common Stock or the exercise of options or warrants) in the public market under Rule 144 or otherwise, or the potential of such sales, could adversely affect the prevailing market price of the Class A Common Stock and impair the Company's ability to raise capital through the sale of equity securities. See 'Shares Eligible for Future Sale' and 'Underwriting.'

     FOREIGN PERSONAL HOLDING COMPANY AND PASSIVE FOREIGN INVESTMENT COMPANY RULES. The Company seeks to manage its affairs and the affairs of its Subsidiaries so that neither the Company nor any of its foreign corporate Subsidiaries would be classified as a foreign personal holding company ('FPHC') or a passive foreign investment company ('PFIC') under the United States Internal Revenue Code of 1986, as amended. If the Company or any such Subsidiaries were an FPHC, the undistributed foreign personal holding company income (generally, the taxable income, with certain adjustments), if any, of the Company or of its foreign corporate Subsidiaries would be included in the income of the United States shareholders of the Company as a dividend, on a pro rata basis. If the Company were a PFIC, then each United States shareholder of the Company generally would, upon certain distributions by the Company or upon disposition of the Class A Common Stock at a gain, be liable to pay tax at the then prevailing rates on ordinary income plus an interest charge, as if the distribution or gain had been recognized ratably over the United States shareholder's holding period for the Class A Common Stock, or if a 'qualified electing fund' election were made by the United States shareholder, a pro rata share of the Company's ordinary income and net capital gain would be required to be included in the United States shareholder's income each year. While the Company intends to manage its affairs and the affairs of its Subsidiaries so as to avoid FPHC and PFIC status, there can be no assurance that the Company will be successful in this endeavor. See 'Certain Tax Considerations--United States Federal Income Taxation--Foreign Personal Holding Companies' and 'Certain Tax Considerations--United States Federal Income Taxation--Passive Foreign Investment Companies.'

     FORWARD-LOOKING STATEMENTS. This Prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, included in this Prospectus that address activities, events or developments that the Company expects, believes or anticipates will or may occur in the future, including such matters as future investments in existing television broadcast operations and the development of new television broadcast operations (including the amount and nature thereof), the use of proceeds of this Offering, business strategies and the future need for additional funds from outside sources, are forward-looking statements.

     Forward-looking statements are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, could differ materially from those set forth in or contemplated by the forward-looking statements herein. Important factors that could contribute to such differences are set forth herein under 'Risk Factors', including, but not limited to, 'History of Losses,' 'Dependence on Additional Capital,' 'Competitive Industry,' 'Risks of Television Broadcast Operations,' 'Possible Inability to Control Subsidiaries,' 'Expansion into Early Stage Markets,' 'Holding Company Structure; Limitations on Access to Cash Flow,' 'Risks Inherent in Foreign Investment,' 'Devaluation; Currency Risk,' 'Government Regulatory Restrictions,' 'Uncertainty of License Renewals,' and 'Risks Involved in Using Satellite Transponder.'

                                  THE COMPANY

     The Company is the leading television broadcaster in Central and Eastern Europe, broadcasting to an aggregate of 77.1 million people in five countries in the region and an additional 8.9 million people in Germany. The Company operates the leading national television station in the Czech Republic and the Company's television operations in Romania and Slovenia command the leading audience share within their areas of broadcast reach. The Company recently commenced television broadcast operations in the Slovak Republic and Ukraine and has television broadcast operations under development in Poland and Hungary which potentially could reach an additional 50 million people. The Company's strategy is to continue to capitalize on the substantial market opportunities created by the emergence of private commercial television and the corresponding significant growth of television advertising expenditures in these markets.

     Central European Media Enterprises Ltd. was incorporated in June 1994 under the laws of Bermuda. The chart on the following page sets forth the functional corporate structure of the Company.

     The Company's ownership interest in Ceska Nezavisla Televizni Spolecnost s.r.o. ('Nova TV') is governed by the terms of a Memorandum of Association and Investment Agreement dated as of May 4, 1993 (the 'Nova Agreement') to which its investment partners, Ceska Sporitelna Bank ('CS') and CET 21 s.r.o. ('CET 21'), are also parties. In August 1996, the Company purchased CS's 22.0% economic interest in Nova TV and virtually all of CS's voting power in Nova TV (the 'Additional Nova TV Purchase'). The Company is in the process of registering the Additional Nova TV Purchase pursuant to Czech law. On an ongoing basis, after giving effect to the Additional Nova TV Purchase, the Company is entitled to 88.0% of the total profits of Nova TV and has 86.0% of the voting power in Nova TV. CET 21 has a 12.0% equity interest in Nova TV. CET 21 contributed the exclusive right to use the broadcast license to Nova TV. The Company has the right to appoint five of the seven members of Nova TV's Committee of Representatives, which directs the affairs of Nova TV. With respect to certain fundamental corporate decisions, including the declaration of dividends, a 67.0% vote of the voting interest is required. A representative of CET 21 has certain delay and veto rights on non-economic programming matters related directly to the broadcast license. The Company has entered into an agreement to lend Dr. Vladimir Zelezny, General Director of Nova TV, funds to finance his purchase of shares in CET 21 in order to increase his ownership in CET 21 to 60.0%. This loan will mature in five years. As part of this agreement, Dr. Zelezny has agreed to vote such shares in accordance with the vote of the Company with respect to certain matters, including dividends.

     The Company's interest in PRO TV is governed by a Cooperation Agreement (the 'Romanian Agreement') among CME Media Enterprises B.V. ('CME BV'), Adrian Sarbu ('Sarbu') and Ion Tiriac ('Tiriac'), forming Media Pro International S.A. ('Media Pro International'). Pursuant to the Romanian Agreement, the Company owns 77.5% of the equity of Media Pro International. Interests in profits of Media Pro International are equal to the partners' equity interests. Sarbu and Tiriac hold options (exercisable at a cost per unit equal to the cost per unit of the Company's original investment in Media Pro International) on a portion of the Company's equity which, if exercised, could reduce the Company's equity interest to 66.0%. The Company has the right to appoint three of the five members of the Council of Administration which direct the affairs of Media Pro International. Although the Company has majority voting power in Media Pro International, with respect to certain financial and fundamental corporate matters the affirmative vote of either Sarbu or Tiriac is required. The Company intends to exercise its option to purchase 49.0% of the equity of PRO TV, SRL, an affiliate station of Media Pro International currently owned by Sarbu and Tiriac on terms that have yet to be finalized. PRO TV, SRL holds many of the licenses for the stations which comprise the PRO TV network. The Company also owns a 95.0% equity interest in Unimedia SRL ('Unimedia'), which has agreed to acquire a 10.0% equity interest in a consortium, MobilRom ('MobilRom'). MobilRom has applied for a telecommunications license in Romania. Mr. Sarbu owns the remaining 5.0% of Unimedia. It is anticipated that MobilRom will not have active operations unless it is awarded such a license.

         CENTRAL EUROPEAN MEDIA ENTERPRISES LTD. CORPORATE STRUCTURE*

                                                  --------------------------
                                                  | Central European Media |
                                                  |    Enterprises Ltd.    |
                                                  --------------------------
                                                               |
      -------------------          100%           --------------------------          100%           -------------------
      | CME Development |-------------------------| Dutch and Netherlands  |-------------------------| CME Programming |
      |   Corporation   |                         |        Antilles        |                         |   Services Inc. |
      -------------------                         |    Holding Companies   |                         -------------------
                                                  --------------------------
                                                               |
      ------------------------------------------------------------------------------------------------------------------
      |            |              |              |             |             |             |             |             |
      | 100%       | 80%(1)       | 46%(2)       | 77.5%(3)    | 72%(4)      | 80%(5)      | 50%         | 95%(6)      | 33%(6)(7)
------------- ------------- ------------- --------------- ------------ -------------- ----------- -------------- --------------
|  German   | |  Nova TV  | |Radio Nova | |  Media Pro  | | Pro Plus | |     STS    | | Studio  | |  Broadcast | |  Broadcast |
|  Holding  | |  (Czech   | |Alfa (Czech| |International| |  POP TV  | | Markiza TV | |  1 + 1  | | Operations | | Operations |
| Companies | | Republic) | | Republic) | |   PRO TV/   | |(Slovania)| |   (Slovak  | |  Group  | |   Under    | |   Under    |
------------- ------------- ------------- |   PRO FM    | ------------ |  Republic) | |(Ukraine)| |Development:| |Development:|
      |                                   |  (Romania)  |              -------------- ----------- |  2002 Kft  | |    TVN     |
      |                                   ---------------                                         |  (Hungary) | |  (Poland)  |
      |-----------------------------------------                                                  -------------- --------------
      |                   |                    |                                                         |             |
      | 55.9%             | 50%                | 49%                                                     | 97.4%       | 3%
 ----------          ----------           ----------                                               ------------   ------------
 |  PULS  |          |   FFF  |       ----|   SFF  |----                                           | Videovox |   | TV Wisla |
 ----------          ----------       |   ----------   |                                           ------------   ------------
                          |           |                |
                          | 74.8%     | 33%            | 33%
                   -------------  -----------     -----------
                   | Nuremberg |  | Leipzig |     | Dresden |
                   |  Station  |  | Station |     | Station |
                   -------------  -----------     -----------

--------------
(1) The Company is in the process of registering the Additional Nova TV Purchase under Czech law, which has raised its economic interest in Nova TV from 66% to 88%.
(2) The percentage is equal to the equity interest into which the Company's consulting agreement with, and loans to, Radio Nova Alfa may be converted, subject to regulatory approval.
(3) The Company's partners in Romania hold options to purchase equity from the Company which could reduce the Companv's equity interest to 66%.
(4) The Company owns 58% of the equity in Pro Plus, but has an effective 72% economic Interest, as a result of its rights to 33% of the profits of MMTV and 33% of the profits of Tele 59.
(5)  The Company has an 80% economic interest and a 49% voting interest in STS.
(6) The Company or its local partners have acquired television broadcast licenses and are developing broadcast operations in these countries.
(7) TVN currently owns 3% of TV Wisla and has an option to acquire a substantial interest in TV Wisla.

* All interests indicated are economic interests; equity and/or voting interests may vary.
                                      17

     The Company's interest in POP TV is governed by a Partnership Agreement (the 'Slovenian Partnership Agreement') among CME BV, MMTV 1 d.o.o. Ljubljana ('MMTV') and Tele 59 d.o.o. Maribor ('Tele 59'), forming Produkcija Plus d.o.o. ('Pro Plus'). The Company owns 58.0% of the equity in Pro Plus, but has an effective economic interest of 72.0%, as a result of its right to 33.0% of the profits of MMTV and 33.0% of the profits of Tele 59 which, in turn each have 21.0% equity interests in Pro Plus. The Company owns 10.0% of the equity of each of Tele 59 and MMTV. Voting power and interests in profits of Pro Plus are equal to the partners' equity interests. All major decisions concerning the affairs of Pro Plus are made by the general meeting of partners and require a 70.0% affirmative vote. Certain financial and fundamental corporate matters require an 85.0% affirmative vote of the partners. In July 1996, the Company, together with MMTV and Tele 59 entered into an agreement to purchase a 66.0% equity interest in Kanal A, a privately owned television station in Slovenia, which competes with POP TV (the 'Kanal A Agreement'), which would increase POP TV's broadcast reach to approximately 85% of the Slovenian population. There is currently an injunction in effect preventing the completion of the Kanal A Agreement. See 'Business--Litigation.'


     The Company's interest in Markiza TV is governed by a Participants Agreement dated September 28, 1995 (the 'Slovak Agreement') between CME BV and Markiza-Slovakia s.r.o. ('Markiza') forming Slovenska Televizna Spolecnost, s.r.o. ('STS'). Pursuant to the Slovak Agreement, the Company is required to fund all of the capital requirements of, and holds a 49.0% voting interest and an 80.0% economic interest in, STS. Markiza, which holds the television broadcast license, and STS have entered into an agreement under which STS is entitled to conduct television broadcast operations pursuant to the license. On an ongoing basis, the Company is entitled to 80.0% of the profits of STS, except that until the Company is repaid its capital contributions plus a priority return at the rate of 6.0% per annum on such capital contributions, 50.0% of the profits will be paid to the Company and the remaining 50.0% of the profits will be paid pro rata to the partners based on their economic interests. A Board of Representatives directs the affairs of STS, the composition of which includes two designees of the Company and three designees of Markiza; however, all decisions of the Board of Representatives require a vote of 80.0% of its members. In addition, certain fundamental corporate matters are reserved for decision by a general meeting of partners and require a 67.0% affirmative vote of the partners.


     The Company recently acquired a 50.0% economic interest in the Studio 1+1 Group, including Innova Film GmbH, through which the Studio 1+1 Group has the right until August 2000 to broadcast programming and sell advertising on one of Ukraine's public television stations for a specified number of hours per week, including during prime time.


     The Company's interest in its broadcast operations under development in Hungary was acquired pursuant to a Share Transfer Agreement and a Modification of the Articles of Association of 2002 Tanacsado es Szolgaltato Korlatolt Felelosegu Tarsasag ('2002 Kft'). The Company owns 95.0% of the equity of 2002

Kft, the entity through which the Company intends to develop broadcast operations in Hungary. The remaining 5.0% of the equity of 2002 Kft is owned by a local strategic partner. Definitive governance provisions and capital contribution requirements have not yet been formalized with respect to 2002 Kft. The Company's business plan contemplates that its equity interest in 2002 Kft will be diluted as local partners are added. In May 1996, 2002 Kft acquired a 97.4% indirect beneficial interest in Videovox Studio Limited Liability Company, a Hungarian dubbing and production company ('Videovox').


     The Company has an agreement with the Polish media group ITI, forming TVN Sp.z.o.o. ('TVN'), to seek national and regional television broadcast licenses in Poland. ITI holds 67.0% of the equity in TVN and the Company holds the remaining 33.0%. In October 1996, the Polish National Radio and Television Council announced its intention to award nine television broadcast licenses for northern Poland and television broadcast licenses covering the cities of Warsaw and Lodz in Poland to TVN. It is anticipated that the administrative process which is a requirement in order for the final awards of these television broadcast licenses will be completed by the end of 1996. The Company estimates that these television broadcast licenses have a potential broadcast reach of approximately 7 million people. TVN also recently entered into an agreement pursuant to which it acquired a 3.0% interest in Televisja Wisla Sp.z.o.o. ('TV Wisla'). TVN also acquired an option to acquire a substantial interest in TV Wisla.


     The Company's present 55.9% ownership interest in the German limited partnership that operates PULS is held through wholly-owned intermediate entities and limited partnerships (the 'CME Partnerships'). The Company's interest in PULS is governed by a partnership agreement among the CME Partnerships and their partners (the 'PULS Partnership Agreement'). Currently, calls for capital contributions may be made by a 75.0% vote of the voting power of the partners in PULS, but this capital call would be binding only upon partners who voted in favor. A partner who does not make a contribution upon such a capital call will have its equity interest diluted. Since September 1995, the partners have approved capital calls aggregating DM34,500,000 ($22,697,000). The Company has agreed to fund DM32,000,000 ($21,053,000), of which DM28,500,000 ($18,750,000) has been funded to date.
     The PULS Partnership Agreement provides that profits and losses of PULS are shared as follows: net losses are allocated to the partners in proportion of their capital contributions; cumulative net profits are allocated in the same proportion until such losses are recovered. Thereafter, once certain priority returns have been paid, the Company will be entitled to 55.9% of the profits of PULS. Pursuant to the PULS Partnership Agreement, the Company currently has effectively 47.5% of the voting power of PULS. In general, a 75% vote of the voting power of the partners of PULS is required with respect to certain financial matters and certain partnership matters, including, among other things, amendments to the partnership agreement, mergers, reorganizations and a transfer of all of PULS's assets and approval of the annual budget and financial plans. The Company has the right to appoint two of the nine members of the

Supervisory Board of PULS.
     The partners of PULS have retained a financial advisor to seek one or more strategic partners for PULS. Such strategic partner would be expected to acquire a significant equity interest in PULS and assume responsibility for PULS' operations. Such a strategic investment would be anticipated to significantly dilute the Company's equity investment in PULS and to decrease the Company's future funding obligations to PULS. Such investment also could result in a material reduction of the carrying value of the Company's equity investment in PULS, which was $8.9 million as of June 1996, and a corresponding charge against the Company's earnings in the period incurred. Regardless of whether a transaction with a strategic investor is consummated, there is no assurance that the Company may not have to take a reduction of all or a portion of the carrying value of PULS. See 'Business--Operations in Germany: The German Stations--Recent Developments.'
      The Company's 37.4% equity interest in the Nuremberg Station was obtained by acquiring a 50.0% non-voting equity interest in Franken Funk & Fernsehen GmbH ('FFF'), which owns 74.8% of the equity in NMF Neue Medien Franken GmbH & Co. ('NMF'), which directly owns the Nuremberg Station. The remaining 25.2% of NMF is owned by an unaffiliated individual. The Company's interest in the Nuremberg Station is governed by a so-called 'Silent Partner Agreement' under German law between the Company, Dr. Dietmar Straube, who heads the Company's German operations and the owner of the remaining 50.0% equity interest and 100% voting interest in FFF, and FFF. A Silent Partner Agreement gives the silent partner (the Company in this case) the economic benefits of an equity interest without a voting interest and without a physical instrument evidencing the interest. While the Company does not own shares of stock of FFF or have the right to elect any of its directors, the prior approval of the Company is required for certain significant transactions. The Company is entitled to 50.0% of FFF's profits and losses and 50.0% of the proceeds upon liquidation of its assets. However, Dr. Straube is entitled to a one-time preferred distribution of DM 1,860,000 ($1,224,000) out of the cumulative profits.
     The Company has a 49.0% equity and voting interest in Sachsen Funk & Fernsehen ('SFF') and the Company is entitled to distributions of 50.0% of the profits of SFF. Dr. Straube owns the remaining equity of SFF. SFF owns a 33.0% interest in Leipzig Fernsehen and Dresden Fernsehen which operate regional television stations in Leipzig (the 'Leipzig Station') and Dresden (the 'Dresden Station'), respectively.
     A reduction of the carrying value of PULS, or other factors, might cause the Company to reduce all or part of the carrying value of the Company's investments in FFF and SFF, which were $6.6 million and $1.0 million, respectively, as of June 30, 1996.
     CME Development Corporation is a wholly-owned subsidiary of the Company which provides development services to the Company. CME Programming Services, Inc. ('CMEPS') is a wholly-owned subsidiary of the Company which provides programming and production services to the Company's television broadcast operations in Central and Eastern Europe. CMEPS will also provide satellite transmission services to the Company's television stations in Central and Eastern Europe. See 'Business--Programming Services.'
     The Company's registered offices are located at Clarendon House, Church Street, Hamilton HM CX Bermuda and its telephone number is 441-296-1431. The Central European Media Enterprises group of companies also maintains offices at 18 D'Arblay Street, London W1V 3FP England, telephone number 44-171-292-7900.

                                USE OF PROCEEDS


     The net proceeds to the Company from the Offering are expected to be approximately $107.5 million after deducting underwriting discounts and commissions and estimated offering expenses. The Company intends to use the net proceeds together with the Potential Revolving Loan Facility (as herein defined) to (i) fund existing television broadcast operations in Romania, Slovenia, the Slovak Republic and Ukraine (approximately $30 million); (ii) fund television broadcast operations under development in Poland (approximately $25 million to $30 million); (iii) fund existing television operations in Germany (approximately $4 million to $8 million); (iv) fund the initial payment due with respect to the Additional Nova TV Purchase (approximately $5.4 million); and (v) repay the Bridge Loan (as herein defined) (approximately $25 million) and the Lauder Loan (anticipated to be $14 million) which will have been incurred prior to the Offering to fund existing broadcast operations and broadcast operations under development. The balance of these funds may also be used for investment in long term programming rights, additional broadcast development opportunities in Poland, Hungary and Ukraine, and for general corporate purposes. In addition, if MobilRom is awarded a telecommunications license in Romania, the Company will be obligated to fund up to $10 million during the next twelve months. The Bridge Loan bears interest at a per annum rate equal to LIBOR (as LIBOR fluctuates from time to time) plus 1.6% and matures on November 30, 1996. The Lauder Loan bears interest at a per annum rate equal to LIBOR (as LIBOR fluctuates from time to time) plus 2.0% and matures on the earlier of (i) the consummation of the Offering and (ii) October 1, 1998. Pending their application, the net proceeds from the Offering will be invested in investment grade tax-exempt municipal securities, other government securities and/or short term interest bearing instruments. In the event that the Company is successful in developing certain of the proposed markets, additional debt or equity will be required to finance fully these operations. See 'Risk Factors--Dependence on Additional Capital' and 'Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources.'


                          PRICE RANGE OF COMMON STOCK


     The Class A Common Stock began trading on the Nasdaq National Market on October 13, 1994 under the trading symbol 'CETV.' On October 28, 1996, the last reported sale price for the Class A Common Stock was $28.50. The following table sets forth the high and low sale prices for the Class A Common Stock for each quarterly period since the Class A Common Stock began trading, as reported by the Nasdaq National Market:



                                                 HIGH        LOW
                                                -------    -------
1994

Fourth Quarter (from October 13, 1994).......   $17.250    $12.875
1995
First Quarter................................    14.125      7.750
Second Quarter...............................    16.000      9.875
Third Quarter................................    27.250     13.750
Fourth Quarter...............................    25.750     17.750
1996
First Quarter................................    24.500     19.750
Second Quarter...............................    30.000     22.000
Third Quarter................................    32.000     20.750
Fourth Quarter (through October 28, 1996)....    29.500     27.000


     At September 18, 1996, there were 28 holders of record (including brokerage firms and other nominees) of the Class A Common Stock and 17 holders of record of the Class B Common Stock. There is no established public trading market for the Class B Common Stock.

                                DIVIDEND POLICY

     The Company has not declared or paid and has no present intention to declare or pay in the foreseeable future any cash dividends in respect to any class of its Common Stock. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations.' Moreover, the Potential Revolving Loan Facility prohibits the payment of dividends. In addition, the Company's ability to pay cash dividends is primarily dependent upon receipt of dividends or distributions from its Subsidiaries over which it has limited control. See 'Risk Factors-Holding Company Structure; Limitations on Access to Cash Flow.'

                                 CAPITALIZATION
                       (IN THOUSANDS, EXCEPT SHARE DATA)

     The following table sets forth the short-term debt and capitalization of the Company at June 30, 1996, pro forma for the incurrence of short-term bank debt, the Lauder Loan and the Additional Nova TV Purchase and pro forma as adjusted to reflect the Offering. This table should be read in conjunction with the Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus.


                                                                JUNE 30, 1996
                                                     -----------------------------------
                                                                              PRO FORMA
                                                                   PRO           AS
                                                      ACTUAL     FORMA(1)    ADJUSTED(2)
                                                     --------    --------    -----------

Short-term debt:
  Bank credit facility............................   $    410    $ 25,410     $     410
  Capital lease obligation........................      1,607       1,607         1,607
  Shareholder loan................................         --      14,000            --
                                                     --------    --------    -----------
     Total short-term debt........................   $  2,017    $ 41,017     $   2,017
                                                     --------    --------    -----------
                                                     --------    --------    -----------
Long-term debt:
  Bank credit facility............................   $  6,519    $  6,519     $   6,519
  Capital lease obligation........................      8,066       8,066         8,066
  Note payable to seller..........................         --      30,786        30,786
                                                     --------    --------    -----------
     Total long-term debt.........................     14,585      45,371        45,371
                                                     --------    --------    -----------
Shareholders' equity:
  Preferred Stock, $.01 par value; authorized:
     5,000,000 shares; issued and outstanding:
     none.........................................         --          --            --
  Class A Common Stock, $.01 par value;
     authorized: 30,000,000 shares; issued and
     outstanding: 10,406,799 shares actual and pro
     forma; 14,406,799 shares pro forma as
     adjusted.....................................        104         104           144
  Class B Common Stock, $.01 par value;
     authorized: 15,000,000 shares; issued and
     outstanding: 8,078,297 shares actual, pro
     forma and pro forma as adjusted..............         81          81            81
  Additional paid-in capital......................    188,785     188,785       296,235
  176,872 Class A Treasury stock of $.01 par
     value........................................     (2,476)     (2,476)       (2,476)
  Accumulated deficit.............................    (60,381)    (60,381)      (60,381)
  Cumulative currency translation adjustment......       (362)       (362)         (362)
                                                     --------    --------    -----------
     Total shareholders' equity...................    125,751     125,751       233,241
                                                     --------    --------    -----------
       Total capitalization.......................   $140,336    $171,122     $ 278,612
                                                     --------    --------    -----------
                                                     --------    --------    -----------


------------------

(1) Pro forma to reflect the incurrence by the Company in the third quarter of 1996 of short-term bank debt of approximately $25.0 million, and, in the fourth quarter of 1996, the Lauder Loan anticipated to be $14.0 million, both of which will be repaid with the proceeds of the Offering, and the incurrence of approximately $30.8 million of indebtedness in connection with the Additional Nova TV Purchase. See 'The Company.'



(2) Pro forma as adjusted to reflect the issuance and sale of the 4,000,000 shares of Class A Common Stock by the Company in the Offering and the application of the net proceeds therefrom. See 'Use of Proceeds.'

                      SELECTED CONSOLIDATED FINANCIAL DATA
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

     The selected financial information presented below for the five years ended December 31, 1995 is derived from the audited Consolidated Financial Statements of the Company. The selected information for the six month periods ended June 30, 1996 and 1995 is derived from unaudited financial statements of the Company. In the opinion of the Company, such information reflects all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of such data on a basis consistent with that of the audited data presented herein. The results of operations for interim periods are not necessarily indicative of the results to be expected for a full year. The following selected financial information should be read in conjunction with the Company's Consolidated Financial Statements and Notes thereto as of December 31, 1995, 1994 and 1993, included elsewhere herein.

                                                                              YEAR ENDED DECEMBER 31,
                                                               -----------------------------------------------------
                                                               1991     1992       1993        1994          1995
                                                               ----    ------    --------    ---------    ----------
OPERATING DATA:
Net revenues................................................   $ --    $   --    $     --    $  53,566    $   98,919
                                                               ----    ------    --------    ---------    ----------
Station operating expenses..................................     --        --       1,802       36,083        53,451
Selling, general and administrative expenses................     --        20         811        6,009         6,816
Corporate operating and development expenses................     --       171       2,708        4,684        14,111
Non-cash stock compensation charge..........................     --        --          --        5,833           858
Dutch capital registration tax..............................     --        --          --           --         1,375
                                                               ----    ------    --------    ---------    ----------
Total operating expenses....................................     --       191       5,321       52,609        76,611
                                                               ----    ------    --------    ---------    ----------
Operating (loss) income.....................................     --      (191)     (5,321)         957        22,308
Equity in loss of unconsolidated affiliates.................    (75)     (141)     (3,671)     (13,677)      (14,816)
Interest and other income...................................     --        --          64          179         1,238
Interest expense............................................     --        --        (140)      (1,992)       (4,959)
Foreign currency exchange gains (losses)....................     --        --        (176)        (245)          324
                                                               ----    ------    --------    ---------    ----------
(Loss) income before provision for income taxes.............    (75)     (332)     (9,244)     (14,778)        4,095
Provision for income taxes..................................     --        --          --       (3,331)      (16,340)
                                                               ----    ------    --------    ---------    ----------
Loss before minority interest in consolidated
  subsidiaries..............................................    (75)     (332)     (9,244)     (18,109)      (12,245)
Minority interest in loss (income) of consolidated
  subsidiaries..............................................     --         7         884       (2,396)       (6,491)
                                                               ----    ------    --------    ---------    ----------
Net loss....................................................   $(75)   $ (325)   $ (8,360)   $ (20,505)   $  (18,736)
                                                               ----    ------    --------    ---------    ----------
                                                               ----    ------    --------    ---------    ----------
Net loss per common share...................................                                              $    (1.28)
Weighted average shares outstanding.........................                                              14,678,000
Cash dividends declared.....................................   $ --    $   --    $     --    $      --    $       --

OTHER DATA:
Broadcast cash flow(1)......................................   $ --    $   --    $     --    $  12,233    $   38,182
Net cash (used in) provided by operating activities.........     --       (14)     (3,826)      (1,532)        1,943
Number of television broadcast operations at the end of
  period....................................................     --        --           1            3             5
BALANCE SHEET DATA:
Current assets..............................................   $ --    $   --    $  4,773    $  71,447    $  116,728
Total assets................................................     --        --      17,824      115,332       222,027
Total debt and advances from affiliates.....................     --        --       6,178       32,592        22,972
Shareholders' equity........................................     --        --       3,464       62,631       138,936

                                                                   SIX MONTHS ENDED
                                                                       JUNE 30,
                                                               -------------------------
                                                                  1995          1996
                                                               -----------   -----------
OPERATING DATA:
Net revenues................................................   $    47,238   $    61,805
                                                               -----------   -----------
Station operating expenses..................................        22,892        40,801
Selling, general and administrative expenses................         2,939         8,735
Corporate operating and development expenses................         5,439         7,173
Non-cash stock compensation charge..........................           810            --
Dutch capital registration tax..............................            --            --
                                                               -----------   -----------
Total operating expenses....................................        32,080        56,709
                                                               -----------   -----------
Operating (loss) income.....................................        15,158         5,096
Equity in loss of unconsolidated affiliates.................        (6,766)       (5,936)
Interest and other income...................................           959         1,079
Interest expense............................................        (2,134)       (1,532)
Foreign currency exchange gains (losses)....................           115        (1,630)
                                                               -----------   -----------
(Loss) income before provision for income taxes.............         7,332        (2,923)
Provision for income taxes..................................        (8,178)       (8,313)
                                                               -----------   -----------
Loss before minority interest in consolidated
  subsidiaries..............................................          (846)      (11,236)
Minority interest in loss (income) of consolidated
  subsidiaries..............................................        (3,923)       (1,144)
                                                               -----------   -----------
Net loss....................................................   $    (4,769)  $   (12,380)
                                                               -----------   -----------
                                                               -----------   -----------
Net loss per common share...................................   $     (0.34)  $     (0.67)
Weighted average shares outstanding.........................    14,020,500    18,447,000
Cash dividends declared.....................................   $        --   $        --
OTHER DATA:
Broadcast cash flow(1)......................................   $    18,232   $    15,294
Net cash (used in) provided by operating activities.........         3,863         5,464
Number of television broadcast operations at the end of
  period....................................................             3             7

BALANCE SHEET DATA:
Current assets..............................................   $    64,316   $    84,574
Total assets................................................       127,199       213,445
Total debt and advances from affiliates.....................        31,712        16,602
Shareholders' equity........................................        60,822       125,751

------------------
(1) 'Broadcast cash flow,' which is commonly used as a measure of performance for broadcast companies, as used herein, is defined as net revenues, less station operating expenses excluding depreciation and amortization, station selling, general and administrative expenses, and cash program rights costs. Cash program rights costs represent cash payments for current programs

                                              (Footnotes continued on next page)

(Footnotes continued from previous page)

    payable and such payments do not necessarily correspond to program use. Broadcast cash flow should not be considered as a substitute measure of operating performance, or liquidity prepared in accordance with generally accepted accounting principles. Broadcast cash flow is only presented for the periods in which broadcasting took place and only for the Company's consolidated Subsidiaries, excluding Videovox. Videovox was acquired on May 1, 1996 and generated only limited revenues during the six months ended June 30, 1996. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations.'

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

INTRODUCTION

     The Company is the leading television broadcaster in Central and Eastern Europe, broadcasting to an aggregate of 77.1 million people in five countries in the region and additional 8.9 million people in Germany. The Company operates the leading national television station in the Czech Republic and the Company's operations in Romania and Slovenia command the leading audience share within their areas of broadcast reach. The Company recently commenced operations in the Slovak Republic and Ukraine and has operations under development in Poland and Hungary which potentially could reach an additional 50 million people. The Company's strategy is to continue to capitalize on the substantial market opportunities created by the emergence of private commercial television and the corresponding significant growth of television advertising expenditures in these markets.

     The Company's revenues are derived principally from the sale of television advertising to local, national and international advertisers. To a limited extent, the Company also engages in certain barter transactions in which its broadcast operations exchange unsold commercial advertising time for goods and services such as programming, broadcasting equipment, hotel rooms, car rentals and newspaper advertising space. The Company experiences seasonality with advertising sales tending to be lowest during the third quarter of each calendar year, which includes the summer holiday schedule (typically July and August) and highest during the fourth quarter of each calendar year.

     The primary expenses incurred in operating broadcast stations are programming costs, employee salaries, broadcast transmission expenses and selling, general and administrative expenses. Certain of the Company's operations do not require the direct incurrence of broadcast transmission expenses. License fees payable to governmental entities in connection with securing television licenses from government authorities, if any, are usually minimal. However, the Company incurs significant development expenses, including funding and negotiating with local partners, researching and preparing license applications, preparing business plans and conducting pre-operating activities as well as restructuring existing affiliate entities which hold the licenses.

     The Company conducts all of its operations through Subsidiaries. Accordingly, the primary internal sources of the Company's cash are dividends and other distributions from its Subsidiaries. The Company's ability to obtain dividends or other distributions is subject to, among other things, restrictions on dividends under applicable local laws and foreign currency exchange regulations of the jurisdictions in which its Subsidiaries operate. The Subsidiaries' ability to make distributions to the Company are also subject to the legal availability of sufficient operating funds which are not needed for operations, obligations or other business plans and, in some cases, the approval of the other partners, stockholders or creditors of these entities. The laws under which the Company's currently operating Subsidiaries are organized provide generally that dividends may be declared by the partners or shareholders out of yearly profits subject to the maintenance of registered capital and required reserves and after the recovery of accumulated losses.


     The following table sets forth certain operating data for the years ended December 31, 1994 and 1995 and for the six months ended June 30, 1995 and 1996 (dollars in thousands). For the year ended December 31, 1994 and the six months ended June 30, 1995, Nova TV was the only operation included as a consolidated entity in the figures below. POP TV and PRO TV began operations in December 1995 while Videovox was acquired on May 1, 1996.

                                             YEAR ENDED       SIX MONTHS ENDED
                                            DECEMBER 31,          JUNE 30,
                                          -----------------   -----------------
                                           1994      1995      1995     1996(1)
                                          -------   -------   -------   -------
Operating Data:
  Net revenues..........................  $53,566   $98,919   $47,238   $61,514
Less:
  Station operating expenses............  (36,083)  (53,451)  (22,892)  (40,426)
  Station selling, general and
     administrative expenses............   (6,009)   (6,816)   (2,939)   (8,374)
                                          -------   -------   -------   -------
  Station operating income..............   11,474    38,652    21,407    12,714
  Depreciation of assets................    3,773     7,251     3,196     6,098
  Amortization of programming rights....   10,403    16,319    6,492     10,269
  Cash program rights costs.............  (13,417)  (24,040)  (12,863)  (13,787)
                                          -------   -------   -------   -------
  Broadcast cash flow...................  $12,233   $38,182   $18,232   $15,294
                                          -------   -------   -------   -------
                                          -------   -------   -------   -------
  Broadcast cash flow margin............     22.8%     38.6%     38.6%     24.9%

                                          SIX MONTHS ENDED    SIX MONTHS ENDED
                                              JUNE 30,            JUNE 30,
                                          -----------------   -----------------
                                           1995      1996           1996
                                          -------   -------   -----------------
                                          NOVA TV   NOVA TV   PRO TV    POP TV
                                          -------   -------   -------   -------
Operating Data for Consolidated
  Broadcast Operations (1):
  Net revenues..........................  $47,238   $52,878   $4,980     $3,656
Less:
  Station operating expenses............  (22,892)  (26,421)  (7,730)    (6,275)
  Station selling, general and
     administrative expenses............   (2,939)   (4,356)  (2,253)    (1,765)

                                          -------   -------   -------   -------
  Station operating income (loss).......   21,407    22,101    (5,003)   (4,384)
  Depreciation of assets................    3,196     3,786     1,149     1,163
  Amortization of programming rights....    6,492     8,196     1,453       620
  Cash program rights costs.............  (12,863)   (9,742)   (3,118)     (927)
                                          -------   -------   -------   -------
  Broadcast cash flow...................  $18,232   $24,341   $(5,519)  $(3,528)
                                          -------   -------   -------   -------
                                          -------   -------   -------   -------
  Broadcast cash flow margin............     38.6%     46.0%     --        --
  Broadcast cash flow attributable to
     the Company (66.0%, 77.5% and 72.0%
     of broadcast cash flow for Nova TV,
     PRO TV, and POP TV,
     respectively)......................  $12,033   $16,065   $(4,277)  $(2,541)
  Pro forma broadcast cash flow
     attributable to the Company from
     Nova TV (88.0%(2)).................  $16,044   $21,420

------------------
(1) Does not include the results of operations of Videovox, a Hungarian production and dubbing studio, which was acquired on May 1, 1996.

(2) Pro forma broadcast cash flow for Nova TV includes the additional 22% economic interest acquired by the Company pursuant to the Additional Nova TV Purchase (which is in the process of being registered under Czech law) as if such acquisition had been effective from January 1, 1995.

     'Broadcast cash flow' is a broadcasting industry measure of performance and defined as net revenues, less station operating expenses excluding depreciation and amortization, station selling, general and administrative expenses, and cash program rights costs. 'Broadcast cash flow margin' is broadcast cash flow divided by net revenues. 'Broadcast cash flow attributable to the Company' is broadcast cash flow which is attributable to the Company based on the Company's effective economic interest in PRO TV and POP TV, and a 66% economic interest in Nova TV. 'Pro forma broadcast cash flow' includes the additional 22% economic interest acquired by the Company pursuant to the Additional Nova TV Purchase (which is in the process of being registered under Czech law) as if such acquisition had been in effect from January 1, 1995. Cash program rights costs represent cash payments for current programs payable and such payments do not necessarily correspond to program use. The Company has included broadcast cash flow because it is commonly used in the broadcast industry as a measure of performance. Broadcast cash flow should not be considered as a substitute measure of operating performance or liquidity prepared in accordance with generally accepted accounting principles.

     Broadcast cash flow for the Company was $15.3 million for the six months ended June 30, 1996. For the six months ended June 30, 1996, Nova TV's broadcast cash flow increased by 34% to $24.3 million over the same period in 1995. Nova TV's stronger broadcast cash flow was driven by increased net revenues and reduced programming costs. For the first six months of 1996 net revenues of Nova

TV increased $5.6 million or 12% over the same period in 1995. For the six month period ended June 30, 1996, net revenues in local currency increased 16% over the same period in 1995. In addition to stronger revenues, Nova TV has begun to realize the financial benefits of its 1995 initiative to significantly increase the size of its program library and lock in lower programming costs. For the first six months of 1996, Nova TV's cash payments for programming decreased by $3.2 million to $9.7 million from $12.9 million for the first six months of 1995. Nova TV's positive broadcast cash flow was offset by negative broadcast cash flow from POP TV and PRO TV of $3.5 million and $5.5 million, respectively, in the six month period ended June 30, 1996. Broadcast cash flow for the Company was $38.2 million for 1995, a 212% increase over broadcast cash flow of $12.2 million in 1994. This increase was a result of the significant increase in revenues experienced at Nova TV, partially offset by increases in station operating expenses, station selling, general and administrative expenses, and cash program rights costs.

     On August 1, 1996, the Company agreed to the Additional Nova TV Purchase. Had the Additional Nova TV Purchase been in effect since January 1, 1995, broadcast cash flow attributable to the Company would have been increased by approximately 33%, or $5.3 million, to $21.4 million from $16.1 million for the six month period ended June 30, 1996 (see Note 5 of Notes to the Consolidated Financial Statements on page F-36).

APPLICATION OF ACCOUNTING PRINCIPLES

     Although its operations are conducted largely in foreign currencies, the Company prepares its financial statements in United States dollars and in accordance with generally accepted accounting principles in the United States. The Company's consolidated operating statements include the results of Nova TV, PRO TV, POP TV, and Videovox and separately set forth the minority interest attributable to other owners of Nova TV, PRO TV, POP TV, and Videovox for the six months ended June 30, 1996. POP TV and PRO TV began operations in December 1995 while Videovox was acquired in May 1996. Nova TV was the only consolidated entity for the six months ended June 30, 1995 and all prior periods and Videovox was included only for the six months ended June 30, 1996. The results of other broadcast operations, PULS, FFF and SFF, are accounted for using the equity method which reflects the Company's share of the net income or losses in those operations. The Company's investments in broadcast operations under development and other broadcast development opportunities are reflected on the balance sheet as development costs.

FOREIGN CURRENCY

     The Company and its Subsidiaries generate revenues primarily in Czech korunas ('Kc'), Romanian lei ('ROL'), Slovenian tolar ('SIT'), Slovak korunas ('Sk') and German marks ('DM'), and incur substantial operating expenses in those currencies. The Romanian lei and Slovenian tolar and the Slovak koruna are managed currencies with limited convertibility. The Company also incurs operating expenses of programming in United States dollars and other foreign currencies. For entities operating in economies that are considered non-highly inflationary, which include Nova TV and POP TV, balance sheet accounts are translated from foreign currencies into United States dollars at the relevant period end exchange rate; statement of operations accounts are translated from foreign currencies into United States dollars at the weighted average exchange rates for the respective periods. The resulting translation adjustments are reflected in a component of shareholders' equity with no effect on the consolidated statements of operations. PRO TV operates in an economy qualifying as highly inflationary. Accordingly, non-monetary assets are translated at historical exchange rates and monetary assets are translated at current exchange rates. Translation adjustments are included in the determination of the income. Currency translation adjustments relating to transactions of the Company in currencies other than the functional currency of the entity involved are reflected in the operating results of the Company. The official exchange rates for the Czech koruna, Romanian lei, Slovenian tolar and Slovak koruna and market exchange rate for the German mark, at the end of, and during, the periods indicated were as follows:

                                                                                            INCOME STATEMENT
                                                     BALANCE SHEET                ------------------------------------
                                          ------------------------------------    SIX MONTHS    SIX MONTHS
                                               AT            AT                     ENDED         ENDED
                                          DECEMBER 31,    JUNE 30,    MOVEMENT     JUNE 30,      JUNE 30,     MOVEMENT
                                              1995          1996         %           1995          1996          %
                                          ------------    --------    --------    ----------    ----------    --------
Czech koruna equivalent of $1.00........      26.60         27.61       -3.80         26.44         27.46       -3.86
Romanian lei equivalent of $1.00........      2,578         3,028      -17.46         2,402(1)      2,888      -20.23
Slovak koruna equivalent of $1.00.......      29.69         31.00       -4.23         29.68(2)      30.44(3)     2.50
Slovenian tolar equivalent of $1.00.....        126        136.61       -8.42           126(4)     134.34       -6.62
German mark equivalent of $1.00.........       1.43          1.52       -6.29          1.43          1.50       -4.90

------------------

(1) Average exchange rate from December 1, 1995 through December 31, 1995 only.

(2) Average for 1995.

(3) Average for first six months of 1996.

(4) Average exchange rate from December 15, 1995 through December 31, 1995 only.

     The Company's results of operations and financial position for the six months ended June 30, 1996 have been impacted by changes in foreign currency exchange rates since December 31, 1995. In the highly inflationary economy in Romania, PRO TV indexes sales contracts to the United States dollar in order to minimize the effects of Romanian lei devaluations. The Czech koruna, German mark, Romanian lei, Slovenian tolar and the Slovak koruna have all weakened against the United States dollar in the six months ended June 30, 1996 as shown above.

     As a result, the underlying Czech koruna and Slovenian tolar assets and liabilities of Nova TV and POP TV, respectively, will have decreased by 3.8% and 8.4%, respectively, in dollar terms due to foreign exchange movements. Media Pro

International's monetary assets and liabilities will have decreased by up to 17.5% during the six month period ended June 30, 1996 depending on the time they remained outstanding during the period. Likewise, investments in unconsolidated affiliates (PULS and FFF, both in Germany) will have decreased 6.3% in United States dollar terms.

     Nova TV's operating income, together with interest costs and minority interest, is approximately 4.0% lower than would be the case had the weighted average exchange rate for the six months ended June 30, 1996 remained the same as for the six months ended June 30, 1995.

     POP TV and PRO TV's operating losses, together with interest costs and minority interest, are approximately 6.6% and 20.2%, respectively, lower than would be the case had the weighted average exchange rate for the six months ended June 30, 1996 remained the same as for the year ended December 31, 1995 (subject to certain adjustments to Media Pro International profit and loss items which are derived from non-monetary assets and liabilities). Similarly, equity in loss of unconsolidated affiliates was 4.9% lower than would have been the case had weighted average exchange rates remained unchanged.

RESULTS OF OPERATIONS

Six months ended June 30, 1996 compared to the six months ended June 30, 1995

     A comparison between the certain operating data for consolidated entities in the six months ended June 30, 1996 and 1995 is shown below for reference purposes:

                                                   SIX MONTHS ENDED JUNE 30, 1996
                                 ------------------------------------------------------------------
                                                                               CORPORATE
          (IN $000s)             NOVA TV     PRO TV     POP TV     VIDEOVOX    EXPENSES      TOTAL
------------------------------   -------    --------    -------    --------    ---------    -------
Net revenues..................   $52,878    $  4,980    $ 3,656     $  291      $    --     $61,805
Total station expenses........   (30,777)     (9,983)    (8,040)      (736)          --     (49,536)
Corporate expenses............        --          --         --         --       (7,173)     (7,173)
                                 -------    --------    -------    --------    ---------    -------
Net operating income (loss)...   $22,101    $ (5,003)   $(4,384)    $ (445)     $(7,173)    $ 5,096
                                 -------    --------    -------    --------    ---------    -------
                                 -------    --------    -------    --------    ---------    -------

                                                   SIX MONTHS ENDED JUNE 30, 1995
                                 ------------------------------------------------------------------
                                                                               CORPORATE
          (IN $000s)             NOVA TV     PRO TV     POP TV     VIDEOVOX    EXPENSES      TOTAL
------------------------------   -------    --------    -------    --------    ---------    -------

Net revenues..................   $47,238    $     --    $    --     $   --      $    --     $47,238
Total station expenses........   (25,831)         --         --         --           --     (25,831)
Corporate expenses............        --          --         --         --       (6,249)     (6,249)
                                 -------    --------    -------    --------    ---------    -------
Net operating income (loss)...   $21,407    $     --    $    --     $   --      $(6,249)    $15,158
                                 -------    --------    -------    --------    ---------    -------
                                 -------    --------    -------    --------    ---------    -------

     The Company's consolidated net revenues increased $14,567,000, or 31%, to approximately $61,805,000 for the six months ended June 30, 1996 from $47,238,000 for the same period in 1995. This increase was primarily attributable to the increase in advertising revenues earned by Nova TV which increased by $5,640,000 to $52,878,000 in the six months ended June 30, 1996, and the Company's new operations, PRO TV and POP TV, which had net revenues of $4,980,000 and $3,656,000, respectively, in the six months ended June 30, 1996. Since the Company has a minority ownership or non-controlling interest in PULS and FFF, losses incurred by PULS and FFF are accounted for under the equity method and, therefore, no revenues are presented in respect of these entities.

     Total station operating expenses increased $17,909,000 to $40,801,000 in the six months ended June 30, 1996. As a percentage of net revenues, total station operating costs and expenses increased from 48% in the six months ended June 30, 1995 to 66% for the six months ended June 30, 1996. These expenses represent the costs associated with the operations of Nova TV, PRO TV, POP TV and Videovox, including amortization of programming rights of $10,269,000 and $6,492,000, and depreciation of station assets and amortization of other intangibles of $6,109,000 and $3,196,000 in the six months ended June 30, 1996 and 1995, respectively. The increase in station operating costs and expenses was primarily attributable to the addition of the Company's new operations, PRO TV, POP TV, and Videovox, which had total station expenses of $9,983,000, $8,040,000 and $736,000, respectively, and partially to increased scope of operations of Nova TV and amortization on Nova TV's larger program library.

     Station selling, general and administrative expenses increased $5,796,000 to $8,735,000 in the six months ended June 30, 1996 from $2,939,000 for the same period in 1995. As a percentage of net revenues, station selling, general and administrative expenses increased from 6% for the six months ended June 30, 1995 to 14% for the six months ended June 30, 1996. This increase in station selling, general and administrative expenses as a percentage of net revenues was primarily the result of additional station selling, general and administrative expenses from the Company's start up of PRO TV and POP TV.

     Corporate operating costs and development expenses in the six months ended June 30, 1996 and June 30, 1995 were $7,173,000 and $5,439,000, respectively, increasing $1,734,000, or 32%. This increase was primarily due to the Company's increased scope of operations.

     Operating income decreased $10,062,000 as the Company generated operating income of $5,096,000 in the six months ended June 30, 1996 compared to operating income of $15,158,000 in the six months ended June 30, 1995. The overall decrease in the Company's operating results was primarily attributable to operating losses from the Company's new operations, PRO TV and POP TV, both launched in December 1995, and partially to increased corporate and development expenses.

     Equity in loss of unconsolidated affiliates decreased $830,000 to $5,936,000 for the six months ended June 30, 1996 from $6,766,000 for the six months ended June 30, 1995. The Company's share of losses in PULS for the six months ended June 30, 1996 was lower despite the Company's increase in ownership from 43.3% at June 30, 1995 to 52.6% at June 30, 1996. PULS had begun a new local programming format which reduced operating costs and slightly increased net revenues. In addition, losses at FFF have also decreased as a result of a similar change in its programming format and slightly increased net revenues.

     Interest and other income increased $120,000, or 13%, to $1,079,000 for the six months ended June 30, 1996.

     Interest expense decreased $602,000, or 28%, to $1,532,000 during the six months ended June 30, 1996 from $2,134,000 in the six months ended June 30, 1995. This was primarily due to lower debt levels at Nova TV, including the early repayment of debt, during the six month period ended June 30, 1996 compared to the same period in 1995.

     Provision for income taxes was $8,313,000 for the six months ended June 30, 1996 and $8,178,000 for the six months ended June 30, 1995. The income tax provision in the six months ended June 30, 1996 and June 30, 1995 primarily related to income taxes payable in the Czech Republic on Nova TV pre-tax profits which increased due to increased net income at Nova TV, offset by a decline in the income tax rate from 41% in the six months ended June 30, 1995 to 39% in the six months ended June 30, 1996.

     Minority interest in income of consolidated subsidiaries was $1,144,000 in the six months ended June 30, 1996 and $3,923,000 in the six months ended June 30, 1995. This decrease was primarily the result of losses for the Company's new operations PRO TV and POP TV launched in December 1995, which more than offset increased profits at Nova TV.

     As a result of these factors, the net loss of the Company was $12,380,000 and $4,769,000 for the six months ended June 30, 1996 and June 30, 1995, respectively.

  1995 compared to 1994

     The Company's net revenues increased $45,353,000, or 85%, to $98,919,000 in 1995 from $53,566,000 in 1994. This increase was attributable primarily to the increase in advertising revenues earned by Nova TV as a result of growth in the television advertising market in the Czech Republic and, to a lesser extent, increased market share in that market. In addition, the increase in the 1995 figure was partially attributable to the fact that PRO TV and POP TV commenced broadcasting in December 1995. Since the Company has a minority ownership interest in PULS and FFF, losses incurred by PULS and FFF are accounted for under the equity method and, therefore, no revenues are presented in respect of these entities.


     Station operating expenses increased $17,368,000, or 48%, to $53,451,000 in 1995 from $36,083,000 in 1994. As a percentage of net revenues, station operating costs and expenses decreased from 67% in 1994 to 54% in 1995. These expenses represent the costs associated with the operations of Nova TV, PRO TV and POP TV, including amortization of programming rights of $16,319,000 and $10,403,000 and depreciation of station assets and amortization of other intangibles of $7,251,000 and $3,773,000 for the years ended 1995 and 1994, respectively. The increase in station operating costs and expenses was primarily attributable to the expanding Nova TV operations and Nova TV broadcasting for the full year in 1995 compared with 11 months during 1994, as well as the launches of PRO TV and POP TV at the end of 1995. Station operating costs and expenses as a percentage of net revenues decreased due to revenues growing at a faster rate than such costs and expenses.

     Station selling, general and administrative expenses increased $807,000, or 13%, to $6,816,000 in 1995 from $6,009,000 in 1994. As a percentage of net revenues, station selling, general and administrative expense decreased from 11% in 1994 to 7% in 1995. This decrease in station selling, general and administrative expenses as a percentage of net revenues was a result of fixed costs being spread over a larger revenue base, certain start-up expenses associated with Nova TV early in 1994 not recurring in 1995, and offset in part by the operations of PRO TV and POP TV commencing in December 1995.

     Corporate operating costs and development expenses in 1995 and 1994 were $14,111,000 and $4,684,000 respectively, increasing $9,427,000, or 201%. The increase was primarily attributable to the Company's increased scope of operations and the increased number of development projects in 1995.

     The non-cash stock compensation charge of $5,833,000 and $858,000 recognized in 1994 and in 1995, respectively, relates to shares and options granted to officers and employees of the Company. Under the terms of the Company's contracts with its former President, the Company issued 454,703 shares of Class A Common Stock to a trust nominated by him. Upon his departure in August 1995, 194,872 shares remained unvested. The Company and the former President agreed that 18,000 of these unvested shares are eligible for vesting on December 31, 1996. In 1995, $858,000 was recognized as expense to account for the vesting of 64,958 shares under the original plan and the 18,000 unvested shares which remain eligible for vesting.

     Operating income increased $21,351,000 as the Company generated operating income before minority interest of $22,308,000 in 1995 compared to $957,000 in 1994. The overall increase in the Company's operating results was attributable to continued improved performance at Nova TV in the comparative periods.

     Equity in loss of unconsolidated affiliates increased $1,139,000, or 8%, to $14,816,000 in 1995 from $13,677,000 in 1994. The increase in losses was due to an increase in the Company's share of losses in PULS as a result of increased investment in PULS and the recognition of a full year of losses for FFF for 1995 compared to a partial year for 1994. The Company invested in FFF in April of 1994.


     Interest and other income increased $1,059,000 to $1,238,000 in 1995 from $179,000 in 1994. This increase was primarily attributable to the interest earned on the proceeds of issuance of common stock of the Company on October 13, 1994 and November 9, 1995.

     Interest expense increased $2,967,000 to $4,959,000 in 1995 from $1,992,000 in 1994. This increased interest expense was primarily due to interest on bank loans and a capital lease on the building at Nova TV for a full year in 1995 compared to a partial year for 1994, and partially to interest payments related to a loan from Ronald S. Lauder, the principal shareholder of the Company.

     Provision for income taxes was $16,340,000 in 1995 and $3,331,000 in 1994. The increase in 1995 income tax provision primarily relates to income taxes payable in the Czech Republic on Nova TV pre-tax profits which were $39,050,000 in 1995 and $10,276,000 in 1994.

     Minority interest in income of consolidated subsidiaries was $6,491,000 in 1995 and $2,396,000 in 1994. This increase reflected the increased profitability of Nova TV, offset, in part, by losses for PRO TV and POP TV.

     The net loss of the Company was $18,736,000 and $20,505,000 in 1995 and 1994, respectively. The decrease in losses was attributable to the increased profits of Nova TV offset by increases in the Company's share of losses in PULS and FFF, higher development costs and the effect of increased station operating expenses and selling, general and administrative expenses from the recent launches of PRO TV and POP TV.

  1994 compared to 1993

     The Company had net revenues of $53,566,000 in 1994. No revenues were generated from inception through December 31, 1993 as Nova TV commenced broadcasting in February 1994. In April 1994, the Company obtained its interest in FFF. Since the Company has a minority ownership interest in PULS and FFF, losses incurred by PULS and FFF are accounted for under the equity method and, therefore, no revenues are presented in respect of these entities.

     Station operating expenses were $36,083,000 in 1994 and $1,802,000 in 1993. These expenses represent the costs associated with the operations of Nova TV, including depreciation of station assets of $3,773,000 (1993: $4,000) and amortization of programming rights and other intangibles of $10,403,000 (1993:
$140,000). This increase in station operating expenses was attributable to the commencement of broadcast operations by Nova TV in February 1994.

     Station selling, general and administrative expenses were $6,009,000 and $811,000 in 1994 and 1993 respectively. These expenses represent the costs associated with Nova TV. These increases were attributable to the commencement of broadcast operations by Nova TV in February 1994.

     Corporate expenses were $10,517,000 (including a non-cash stock compensation charge of $5,833,000) and $2,708,000 in 1994 and 1993, respectively. These corporate expenses represent the cost of the Company's management activities both in administering the affairs of the Company during its development stage and in seeking additional television broadcast opportunities in other markets of Central Europe and Germany. A compensation expense of $5,833,000 was incurred in 1994 in relation to shares and options granted to officers and employees of the Company.

     The Company produced an operating profit of $957,000 in 1994 before minority interests, compared to operating losses of $5,321,000 in 1993. This favorable change in the Company's operating results is attributable to the impact of profitable operations at Nova TV in 1994.

     Equity in loss of unconsolidated affiliates was $13,677,000 and $3,671,000 in 1994 and 1993, respectively. Losses in 1994 were higher than 1993 because 1994 included a full year of PULS as an operating station, against only one month in 1993. 1994 also included losses from FFF, in which the Company did not invest until April 1994.

     Interest and other income was $179,000 in 1994 and $64,000 in 1993. This increase in interest and other income was attributable to the interest earned on the proceeds from the issuance of stock during 1994. The Company invested the proceeds in tax-exempt government securities.

     Interest expense was $1,992,000 in 1994 and $140,000 in 1993, reflecting interest on bank loans to Nova TV and loans from affiliates and Ronald S. Lauder, the principal shareholder of the Company, in connection with the expansion of the Company's operations.

     Provision for income taxes was $3,331,000 for the year ended December 31, 1994 and $0 for the year ended December, 1993. This relates to income taxes payable on Nova TV profits. In the year ended December 31, 1993, Nova TV incurred losses.

     Minority interest in the results of Nova TV was a $2,396,000 profit share in 1994 and an $884,000 loss share in 1993.

     The net loss of the Company was $20,505,000 and $8,360,000 in 1994 and 1993, respectively. The increase in losses is attributable to the Company's share of losses in PULS and FFF, and higher corporate costs including a $5,833,000 compensation charge, offset by profits from Nova TV in 1994, after tax and minority interest totaling $4,649,000.

LIQUIDITY AND CAPITAL RESOURCES

     Cash provided by operating activities was $5,464,000 for the six months ended June 30, 1996 and $3,863,000 for the six months ended June 30, 1995. This increase was due to increased sales and accounts receivable collections at Nova TV, offset by cash used to fund the start-up of operations at POP TV and PRO TV.

     Accounts receivable increased $12,022,000, or 51%, to $35,581,000, net of currency fluctuations, at June 30, 1996, from $23,559,000 at June 30, 1995. This is primarily due to increased sales at Nova TV and the addition of accounts receivable from PRO TV and POP TV. Current liabilities increased $25,120,000, or 89%, to $53,236,000 at June 30, 1996 from $28,116,000 at June 30, 1995, principally as a result of
increased income and other taxes payable, programming contracts, and increased accounts payable and accrued liabilities related to the Company's new operations, PRO TV and POP TV.

     Cash used in investing activities was $29,997,000 for the six months ended June 30, 1996 and $22,066,000 for the six months ended June 30, 1995, primarily due to fixed asset acquisition in the Company's new operations, PRO TV and POP TV, and higher capitalized development costs for the six months ended June 30, 1996. In the six month period ended June 30, 1996 the Company invested $10,670,000 in property, plant and equipment to continue the buildout of the POP TV and PRO TV operations as well as to further strengthen the capital base of Nova TV. Also during the six month period ended June 30, 1996, $14,349,000 was invested in development activities related primarily to equipment and programming for Markiza TV (launched in August 1996). During the six months ended June 30, 1996, the Company sold $6,300,000 of marketable securities and $2,000,000 of previously restricted cash was made unrestricted by action of the Hungarian government subsequent to the privatization of Videovox, to partially fund these investments.

     The Company's investment in unconsolidated affiliates increased, net of currency fluctuations, to $16,691,000 at June 30, 1996 from $12,433,000 at December 31, 1995. This is a result of additional investments in PULS of DM 12,500,000 ($8,360,000) and FFF of DM 1,500,000 ($1,084,000), partially offset by the Company's share of the losses in PULS of DM 7,491,000 ($4,994,000) and FFF of DM 1,329,000 ($942,000) for the six months ended June 30, 1996. The investments reflect an additional capital call of DM 10,000,000 ($6,570,302) for PULS and an additional loan of DM 1,500,000 ($985,545) to FFF during the six months ended June 30, 1996.

     Cash used in financing activities was $2,826,000 and $3,077,000 for the six months ended June 30, 1996 and 1995, respectively, principally consisting of the repayment of bank loans, loans to affiliates and repayment of advances from affiliates.

     The Company's operations to date have been financed primarily through public offerings of shares of Class A Common Stock in October 1994 (the 'IPO') and November 1995 (the '1995 Offering') which raised net proceeds of $68.8 million and $86.5 million, respectively. Prior to the IPO, the Company relied on certain affiliates for capital in the form of both debt and equity financing.


     The Company was paid a dividend of approximately $1,400,000 in 1995 by Nova TV. In March 1996, Nova TV declared a dividend of Kc 330,000,000 ($12,066,000) of which Kc 116,325,000 ($4,153,000) was paid to the Company in May 1996 and of which Kc 116,325,000 ($4,294,000) was paid to the Company in September 1996. As part of the Additional Nova TV Purchase, the Company is entitled to receive CS's remaining 1995 dividend payment from Nova TV of Kc 38,800,000 ($1,402,000) scheduled to be paid in November 1996. After the receipt of the dividend payment paid in September 1996, based on the Company's original investment for its 66% interest in Nova TV, the Company will have received 107% of its original United States dollar investment in Nova TV made approximately two and one-half years earlier.



     Primarily as a result of the 1995 Offering and the results of operations of Nova TV in 1995 and 1996, the Company had cash of $25,348,000 at June 30, 1996 ($53,210,000 at December 31, 1995) and marketable securities of $4,352,000 at June 30, 1996 ($10,652,000 at December 31, 1995) available to finance its future activities.

     The Company has made and will continue to make investments to develop broadcast operations in Central and Eastern Europe. The Company's cash needs for those investment activities may exceed cash generated from operations, resulting in external financing requirements that may be satisfied through bank debt facilities or other means.

     CME BV currently has a bridge loan facility (the 'Bridge Loan'), for up to $25.0 million with ING Bank N.V. ('ING'). As of September 25, 1996, $25.0 million was outstanding on the Bridge Loan which matures on November 30, 1996 and bears annual interest at a rate of 1.6% per annum above LIBOR. The shares of CME BV have been pledged by CME NV as security for the Bridge Loan. Both CME and CME NV have guaranteed repayment of the Bridge Loan. The Bridge Loan contains financial covenants (such as limits on consolidated indebtedness to consolidated net worth and consolidated indebtedness to consolidated broadcast cash flow). It is anticipated that the Bridge Loan will be repaid with the proceeds of the Offering.

     CME, Central European Media Enterprises N.V., CME's Netherlands Antilles Subsidiary ('CME NV'), and CME BV (collectively, the 'CME Borrowers') have executed a term sheet with ING pursuant to which ING and a group of banks contemplate providing the CME Borrowers with a revolving loan facility in the aggregate of up to $50.0 million (the 'Potential Revolving Loan Facility'). The Potential Revolving Loan Facility would bear interest at rates per annum ranging from 2.0% to 3.5% over LIBOR, depending on the financial performance of the CME Borrowers and would mature on November 30, 2001, except that the maximum commitment would be reduced incrementally every six months beginning on June 30, 1999. The outstanding principal amount at any time on the Potential Revolving Loan Facility could not exceed the maximum commitment at such time. Under the Potential Revolving Loan Facility, the CME Borrowers would pay commitment, arrangement and underwriting fees. The Potential Revolving Loan Facility would be secured by a pledge of CME BV's equity interests in CME's operating Subsidiaries, a pledge of CME NV's equity interest in CME BV, a security interest on all of the assets of CME, an assignment of all distributions from CME's operating Subsidiaries and a lien on intercompany loans and current account balances of the CME Borrowers. The Potential Revolving Loan Facility also would contain affirmative and negative covenants, including limitations on additional borrowing, financial covenants (such as limits on consolidated indebtedness to consolidated net worth and consolidated indebtedness to consolidated broadcast cash flow), a negative pledge on the assets of the CME Borrowers, a prohibition on dividend payments to the holders of the Common Stock of CME, and restrictions on mergers and sales and transfers of assets. There can be no assurance that the Potential Revolving Loan Facility will be consummated.



     The Company has agreed to execute a Promissory Note in favor of Ronald S. Lauder pursuant to which Mr. Lauder has agreed to make up to $20.0 million in loans available (in increments of $2.0 million) to the Company (the 'Lauder Loan'). The Lauder Loan is unsecured and subordinated to the Bridge Loan and the Potential Revolving Loan Facility, bears interest at a rate per annum equal to 2.0% over LIBOR and matures at the earlier of (i) the consummation of the Offering and (ii) October 1, 1998. As additional consideration for the Lauder Loan, Mr. Lauder will be granted warrants exercisable for up to 100,000 shares of Class A Common Stock, which grant will be made to the proportionate extent that the aggregate principal amount actually borrowed by the Company bears to $20.0 million. The warrants will be exercisable for five years commencing one year after the date of grant of the warrants at an exercise price equal to the lesser of (i) 110% of the Price to Public in the Offering per share and (ii) $32.00 per share. As of October 28, 1996, the Company had borrowings of $14.0 million under the Lauder Loan.


     On August 1, 1996, the Company entered into the Additional Nova TV Purchase for the purchase of CS's 22% economic interest and virtually all of CS's voting rights in Nova TV for a purchase price of Kc 1 billion ($36,218,000). The Company has also entered into a loan agreement with CS to finance 85% of the purchase price. The remainder of the purchase price Kc 150 million ($5,432,000) will be paid by the Company on November 15, 1996 out of the Company's cash balances. The loan from CS was drawn in August 1996 and will be drawn in April 1997 in the amounts of Kc 450,000,000 ($16,298,000) and Kc 400,000,000
($14,487,000), respectively to fund purchase payments due at those times, and the loan bears an interest rate of 12.9% annually. Quarterly repayments on the loan are required in the amount of Kc 22,500,000 ($815,000) during the period from November 1997 through November 1998, Kc 42,500,000 ($1,539,000) during the period from February 1999 through August 2002, and Kc 20,000,000 ($724,000) during the period from November 2002 through November 2003.

     The Company expects that Nova TV's future cash requirements will continue to be satisfied through operating cash flows and available borrowing facilities. Nova TV currently has two loan facilities with CS. The first facility consists of a long term loan due on December 30, 1999 in the principal amount of Kc 300 million ($10,866,000) and currently bears interest at a rate of 14.5% per annum, subject to change based on fluctuations in the lender's base rate, of which Kc 180,000,000 ($6,519,000) was outstanding at June 30, 1996. Principal payments of Kc 60,000,000 ($2,173,000) are due each year on this facility. In January 1996 Nova TV paid the Kc 60,000,000 due on this facility for 1996. The second facility is a line of credit loan, obtained in November 1995, for an amount up to Kc 250,000,000 ($9,055,000) bearing interest at a rate of 12% per annum. This facility was unutilized at June 30, 1996. These loans are secured by Nova TV's equipment, vehicles and receivables.

     Under the partnership agreement for PULS, the Company is not required to contribute any additional capital to PULS; however, if any of the partners in PULS, including the Company, do not fund future capital requirements their equity interest in PULS may be diluted. Since September 1995, the partners have approved capital calls aggregating DM34,500,000 ($22,697,000). The Company has agreed to fund DM32,000,000 ($21,053,000) of which DM28,500,000 ($18,750,000) has been funded to date.

     The Partners of PULS have retained a financial advisor to seek one or more strategic partners for PULS. Such strategic partner would be expected to acquire a significant equity interest in PULS and assume responsibility for PULS' operations. Such a strategic investment would be anticipated to significantly dilute the Company's equity interest in PULS and to decrease the Company's future funding obligations to PULS. Such investment also could result in a material reduction of the carrying value of the Company's equity investment in PULS, which was $8.9 million as of June 1996, and a corresponding charge against the Company's earnings in the period incurred. Regardless of whether a transaction with a strategic investor is consummated, there is no assurance that the Company may not have to take a reduction of all or a portion of the carrying value of PULS. In addition, a reduction of the carrying value of PULS, or other factors, might cause the Company to reduce all or part of the carrying value of the Company's investments in FFF and SFF, which were $6.6 million and $1.0 million, respectively, as of June 30, 1996. See 'The Company,' 'Business--Operations in Germany: The German Stations--Recent Developments.'

     Except for the Company's working capital requirements and completing the funding of television broadcast operations in Romania, Slovenia, the Slovak Republic and Ukraine, the Company's future cash needs will depend on management's acquisition and development decisions. The Company is actively engaged in the development of additional investment opportunities in broadcast licenses and investments in existing broadcasting companies throughout Central and Eastern Europe. The Company incurs limited expenses in identifying and pursuing broadcast opportunities before any investment decision is made. The Company anticipates making additional investments in other broadcast operations, supplemented by capital raised from local financial strategic partners as well as local debt and lease financing, to the extent that it is available and appropriate for each project. If MobilRom is awarded a telecommunications license in Romania, the Company will be obligated to fund MobilRom in the amount of approximately $3.5 million within 15 days after such award and up to an additional $6.5 million during the next 12 months. The Company's aggregate funding commitment with respect to MobilRom is up to $16.0 million.

     The laws under which the Company's currently operating subsidiaries and affiliates are organized provide generally that dividends may be declared by the partners or shareholders out of yearly profits subject to the maintenance of registered capital, required reserves and after the recovery of accumulated losses. In the case of the Company's Dutch and Netherlands Antilles subsidiaries, the Company's voting power is sufficient to compel the making of distributions. The Company's voting power is sufficient to compel Nova TV to make distributions. In the case of PRO TV, distributions may be paid from the profits of PRO TV subject to a reserve of 5% of annual profits until the aggregate reserves equal 20% of PRO TV's registered capital. A majority vote can compel PRO TV to make distributions. In the case of POP TV, the Company's voting power is not sufficient to compel the payment of dividends. There are no legal reserve requirements in Slovenia. In the case of Markiza TV, distributions may be paid from net profits subject to an initial reserve requirement of 10% of net profits until the reserve fund equals 5% of registered capital. Subsequently, the reserve requirement is equal to 5% of net profits until the reserve fund equals 10% of registered capital. The Company's voting power in Markiza TV is not sufficient to compel the distribution of dividends. In the case of PULS, the PULS Partnership Agreement provides that if profits are available for distribution, 66 2/3% of the partnership interest may require that 40% of such profits be placed in reserves until DM 16,700,000 are reserved. All profits in excess thereof must be distributed. The agreement relating to FFF does not contain restrictions on distributions out of available profits. See 'The Company.' The laws of countries where the Company is developing operations contain restrictions on the payment of dividends.

     The Company believes that the net proceeds from the Offering, together with the Company's current cash balances, cash generated from Nova TV, the Potential Revolving Loan Facility, and local financing of broadcast operations and broadcast operations under development should be adequate to satisfy the Company's operating and capital requirements for approximately 12 to 18 months.

                                    BUSINESS

GENERAL

     The Company is the leading television broadcaster in Central and Eastern Europe, broadcasting to an aggregate of 77.1 million people in five countries in the region and an additional 8.9 million people in Germany. The Company operates the leading national television station in the Czech Republic and the Company's operations in Romania and Slovenia command the leading audience share within their areas of broadcast reach. The Company recently commenced operations in the Slovak Republic and Ukraine and has operations under development in Poland and Hungary which potentially could reach an additional 50 million people. The Company's strategy is continue to capitalize on the substantial market opportunities created by the emergence of private commercial television and the corresponding significant growth of television advertising expenditures in these markets.

     The Company or its strategic and financial partners have been successful in obtaining broadcast rights and then in turn transforming these rights into operating television stations in a relatively short period of time. In many of the Company's markets the Company's broadcast operations have become the top rated stations within their broadcast reach in their first year of operation. License fees, if any, payable to governmental entities in connection with securing television licenses are usually minimal. A summary of the Company's broadcast operations appears below.


                                                                BROADCAST    ECONOMIC
TELEVISION BROADCAST OPERATIONS           TERRITORY             REACH(1)     INTEREST
---------------------------------------   -------------------   ---------    --------
Nova TV                                   Czech Republic           10.3        88.0%(2)
PRO TV                                    Romania                  11.1        77.5%(3)
POP TV                                    Slovenia                  1.5        72.0%
Markiza TV                                Slovak Republic           3.3        80.0%
Studio 1 + 1 Group                        Ukraine                  50.9        50.0%
PULS                                      Berlin-Brandenburg        6.0        55.9%
Nuremberg Station                         Nuremberg                 1.1        37.4%
Leipzig Station                           Saxony                    0.7        16.2%
Dresden Station                           Saxony                    1.1        16.2%
                                                                ---------
     Totals                                                        86.0
                                                                ---------
                                                                ---------


------------------

(1) 'Broadcast Reach' measures the number of people in millions the Company's or the Company's local partners' broadcast signal can reach.


(2) The Company is in the process of registering the Additional Nova TV Purchase pursuant to Czech law which purchase raised its economic interest in Nova TV from 66.0% to 88.0%.

(3) The Company's partners in Romania hold options to purchase equity in Media Pro International from the Company which, if exercised, could reduce the Company's equity interest to 66.0%.

OPERATING ENVIRONMENT

     Private commercial television stations (those which derive the majority of their revenues from the sale of advertising) generally began broadcasting in the United States in the 1940s, in parts of Western Europe in the 1950s, but not until the 1980s and 1990s in Germany, and in Central and Eastern Europe in the 1990s. Commercial television has become an important medium for advertisers in the more developed advertising markets. For example, in 1995, television advertising expenditures totaled $36 billion in the United States and an aggregate of $22 billion in the 16 countries in Western Europe. The Company believes that, over time, television advertising expenditures in Central and Eastern European countries, which are relatively low, will follow a pattern of development similar to that of Western Europe and the United States.

     The following table and chart set forth (i) the population and number of TV households for the countries of Central and Eastern Europe where the Company is focusing its expansion efforts and (ii) the recent growth in television advertising expenditures in certain of those countries.

                                              TV
COUNTRY               POPULATION(1)    HOUSEHOLDS(1)(2)
-------------------   -------------    ----------------
Czech Republic.....      10,432,774         4,104,000
Hungary............      10,318,838         3,772,846
Poland.............      38,792,442        11,779,600
Romania............      23,198,330         7,080,000
Slovak Republic....       5,432,383         1,881,000
Slovenia...........       2,051,522           620,989
Ukraine............      51,867,828        16,793,000
                      -------------    ----------------
     Total.........     142,094,117        46,031,435
                      -------------    ----------------
                      -------------    ----------------

------------------
(1) Source: U.S. Bureau of the Census.
(2) Source: Television 95: European Key Facts. A TV Household is a residential dwelling with one or more television sets.


                           TV Advertising Expenditures
                            (US Dollars (in millions)

                                    [GRAPH]

                          1991    1992    1993    1994    1995
                          ----    ----    ----    ----    -----
Czech Republic (1)         $6      $37     $67     $96    $145
Romania (2)                na       na      na     $10     $25
Slovak Republic (3)        $1      $14     $18     $25     $30
Slovenia (4)               na      $12     $18     $23     $38


Note: Ukraine data not available for historic periods.
------------------
(1) Source: DDB Needham Worldwide A.S. Praha Advertising, IP Prague and Company estimates and exchange rates from International Financial Statistics.
(2) Source: Plus Advertising and Company estimates and exchange rates from International Financial Statistics.
(3) Source: DDB Needham Worldwide A.S. Praha Advertising, IP Bratislava and Company estimates and exchange rates from International Financial Statistics.
(4) Source: M & M Magazine and Mediana Research and exchange rates from International Financial Statistics.

     The Regional Agreement for European Broadcasting Area of 1961 allocates television broadcast frequencies to each country. Access to the available frequencies is controlled by regulatory agencies in each country. New awards of licenses to broadcast on these frequencies occur infrequently.

  Czech Republic

     The Company believes that the Czech Republic has developed a stable market economy and is moving toward eventual membership in the European Union. Prior to 1992, television advertising in the Czech Republic was limited to the two public channels. The television advertising market in the Czech Republic has expanded rapidly since the onset of privatization activities in 1992, increasing to approximately $145 million in 1995, as estimated by the Company. The Czech media law originally adopted in 1991, and revised in 1996, allowed for the creation of Nova TV and generally permits up to 10% of its broadcast time to be used for advertising compared with 1% of broadcast time on each public channel. Currently, there are four over-the-air television stations in the Czech
Republic: two public stations which reach 96% and 87% of the population, respectively, and two private commercial stations, Nova TV and Premiera, which reach 99% and 40% of the population, respectively. It is currently estimated that at some point during prime time hours 60% to 70% of the Czech population watches television, as compared with 60% of the population of the United States.

  Romania

     Romania is a parliamentary democracy of approximately 23.2 million people,

making it one of the largest potential markets in Central and Eastern Europe. Approximately 97% of Romanian households have television, and cable penetration is approximately 32%. According to the Company's estimates, television advertising totaled approximately $25 million in 1995, restricted primarily to public television stations, which may only broadcast advertising for up to 7% of daily broadcast time. In 1992, the National Commission for Audio-Visual (the 'Romanian Media Commission') was established to grant broadcast licenses and regulate television, radio and cable. Private broadcasters, such as PRO TV, are permitted to use up to 15% to 20% of their broadcast time for advertising. PRO TV has a broadcast reach of 48% of the Romanian population. Currently, there are two public stations and two private stations competing with PRO TV. Of the public stations, TVR1 reaches the entire Romanian population and TVR2 reaches 60%. The two primary private competitors, Antena 1 and Tele 7ABC, reach approximately 15% and 9% of the population, respectively.

  Slovenia

     Slovenia is a parliamentary democracy of 2.1 million people and has a per capita GDP of approximately $9,200 for 1995, the highest among the former Eastern bloc countries. Approximately 97% of Slovenian households have television. Television advertising increased 65% in 1995 to $38 million, and represented approximately 31% of total advertising expenditures. The licenses under which the stations operate and which constitute the POP TV network are regulated pursuant to the Law on Public Media adopted in 1994 and pursuant to the Law on Telecommunications adopted in 1988. Private broadcasters are permitted to use up to 20% of their broadcast time for advertising compared to 15% on public stations. Currently, there are two public stations and two private stations in Slovenia competing with the POP TV network. Historically, the Slovenian television market has been dominated by one of the public stations, SLO 1, which reaches 97% of the Slovenian population. In addition, cable television penetration in Slovenia is at a relatively high 35%.

  Slovak Republic

     The Slovak Republic has a population of 5.4 million people and 99% of households have television. The economy of the Slovak Republic has recently begun to respond to economic reform, with GDP growth of 7.3% in the first calendar quarter of 1996. The Company believes that as a market economy develops in the Slovak Republic, television advertising spending has the potential to grow significantly. Television advertising increased 20% in 1995 to $30 million, according to the Company's estimates. For example, television advertising spending per capita in the Slovak Republic in 1995 was less than half of that of the Czech Republic. The license under which Markiza TV operates is regulated pursuant to the

Act on Radio and Television Broadcasting. Currently, there are two national public stations which compete with Markiza TV.

  Ukraine


     Ukraine, a parliamentary democracy of 51.9 million people, is the largest market served by the Company. Approximately 94% of Ukrainian households have television, and cable penetration is approximately 6%. Although television advertising in Ukraine was only $9 million in 1995, the Company expects that Ukraine's television advertising market will grow rapidly as Ukraine develops an economy that fosters competition among providers of goods and services. The Studio 1 + 1 Group is permitted to use up to 10% of its broadcasting time for advertising. The Studio 1 + 1 Group has a broadcast reach of 98% of Ukraine's population.


  Germany

     Germany is currently Europe's largest television advertising market with television advertising expenditures of approximately $4.4 billion in 1995. Prior to 1984, television in Germany was dominated by two public broadcasters, one of which is ARD, an association of 12 public regional broadcasting stations, the other of which is ZDF, a national public broadcaster. In 1984, legislation was enacted which permitted the expansion of private national television stations and which reduced restrictions on advertising on private television stations. Since that time, television broadcasting in Germany has been conducted primarily by several well-established public and private national stations. Until 1993, there were no privately owned regional television stations in Germany. Efforts to broadcast television on a regional basis were limited to (i) ARD, one of the major public broadcasters, which, in addition to their joint nationwide program provide programs intended for regional reception and (ii) the inclusion on certain national television broadcast stations of a program segment of 30 to 45 minutes in length in the early evening which focuses on a particular region's news and events. As a result, television advertising was purchased and broadcast primarily on a national basis.

     In 1993, certain of the 16 German states began to award private regional broadcasting licenses, such as those awarded to operate PULS, the Nuremburg Station, the Leipzig Station and the Dresden Station (collectively, the 'German Stations'). Licenses to broadcast regional television have been awarded to other broadcasters in Munich, Hamburg and Berlin.

STRATEGY

     The Company's objective is to strengthen its position as the leading broadcaster in Central and Eastern Europe by applying its broadcasting, financial and political expertise to achieve profitability in all of its existing broadcast operations and to develop and operate additional television broadcast operations.

  Early Entry Into Attractive Television Markets

     The Company's strategy is to establish national and regional television broadcast operations in the emerging markets of Central and Eastern Europe. The Company believes there are significant competitive advantages to being an early entrant into these markets including: (i) the number of television broadcast frequencies being made available is regulated by government licensing authorities, thus limiting competition, and (ii) early entrants have the opportunity to establish good relationships with advertisers and build viewer loyalty and station identity before other entrants can commence operations. In the case of the emerging markets of Central and Eastern Europe, early entrants also have the opportunity to acquire exclusive rights to attractive programming for their respective markets.

     The Company believes that advertising expenditures in Central and Eastern European countries generally will continue to increase rapidly as those countries develop market-based economies and competition increases for goods and services. For example, in the Czech Republic, total advertising expenditures increased from approximately $64 million in 1991 to $342 million in 1995, and television advertising expenditures increased from approximately $6 million in 1991 to $145 million in 1995. The Company believes that Nova TV, as an early entrant with limited competition, has been able to successfully capitalize on this market growth, having achieved net advertising revenues of $98 million during 1995 and $53 million for the six months ended June 30, 1996. During December 1995, the

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Company launched television broadcast operations in Romania and Slovenia which have established themselves as the leading television broadcasters within their broadcast reach. The Company recently commenced television broadcast operations in the Slovak Republic and Ukraine. The Company intends to compete for commercial television licenses in other Central and Eastern European markets which it deems economically attractive, including Poland and Hungary.

  Attractive Programming

     The Company seeks to create and acquire programming which will appeal to a mass market audience in the Central and Eastern European countries within which the Company and its partners operate. Programming is a critical element in building audience share, which is an extremely important factor in generating advertising revenues. The Company's strategy is to broadcast a mix of locally and internationally produced movies, series, talk shows, variety shows, sports and news. The Company believes broadcasting a significant amount of locally produced programming and developing a distinctive independent news program give a strong local identity to its broadcast operations, appeal to local tastes and are desired by the local regulatory authorities. The Company complements its local programming by maintaining an extensive library of exclusive programming rights to popular films and television series produced by the world's leading studios, including Warner Brothers, Paramount Pictures, Twentieth Century Fox and Sony Pictures. The Company utilizes 'western style' production techniques to provide high quality local language programming to its television audiences. The Company employs modern equipment and short, lively program formats and purchases state of the art equipment for its studios in each location where it conducts broadcast operations.

  Investment Alliances

     The Company's strategy is to form investment alliances with strategic local partners in each country or region where it seeks to establish broadcast operations. The Company believes that these alliances are essential to obtaining television broadcast licenses. The Company seeks investment alliances with strategic local partners who are known to local licensing authorities, are well respected in their local media communities and are politically non-partisan. In addition, the Company believes that having alliances with local partners demonstrates to local licensing authorities that it has a strong commitment to broadcast programming which is responsive to particular local interests. The success of this strategy has been demonstrated by the Company's record of obtaining broadcast rights in several markets in Central and Eastern Europe under competitive conditions.

  Maximize Broadcast Reach

     The Company's strategy is to maximize its broadcast reach within its markets in order to maximize its potential audience share and therefore increase the attractiveness of its programming to advertisers. In those areas where the Company and its partners' stations do not reach the entire population, the Company seeks to create a network for its programming and seeks to distribute it through other, unaffiliated local broadcasters and through local cable systems. The Company concentrates on reaching urban areas where advertising dollars are focused. The media laws in many of the countries where the Company operates require cable operators to carry all over the air broadcasting within their areas free of charge. The Company currently employs satellite technology in Romania, which does not have a well-developed terrestrial television distribution system, in order to distribute its programming to a network of affiliate stations. In order to serve other markets, the Company has obtained a 12 year lease on a transponder on the Satellite Transponder, which is anticipated to be launched in March 1997. The Satellite Transponder will allow the Company's broadcast operations to distribute programming efficiently to a disbursed network of terrestrial television transmitters and cable system headends without the necessity of building a potentially costly transmission infrastructure. Using existing digital compression technology, the Company will be able to use the Satellite Transponder to simultaneously distribute programming on up to five different channels emanating from five distinct locations.

  Leveraging Critical Mass Among Its Operations

     The Company currently broadcasts to approximately 86.0 million people in six countries and is developing operations in several other countries. The Company believes it has reached a critical mass which will allow it to begin to benefit from synergies among the Company's operations. For example, the

Company believes it will gain greater leverage in its purchasing, programming, news gathering and production abilities and in developing related businesses which can serve broadcasters not affiliated with the Company. In addition, the Company intends to market certain lower cost production services to producers and broadcasters in the higher cost countries of Western Europe.

  Employing a Dedicated Team of Experienced Professionals

     License application procedures in Central and Eastern Europe and Germany are complex and typically involve lengthy competition against numerous other parties, including major media companies. The Company has assembled an experienced team of professionals who have successfully led the Company through complex licensing processes in several locations in Central and Eastern Europe and who are seeking broadcast rights in other markets of Central and Eastern Europe. Leonard M. Fertig, President and Chief Executive Officer of the Company, has been active in obtaining broadcast licenses for the Company and its strategic partners in Central and Eastern Europe since 1991. In addition, Ronald
S. Lauder, Chairman of the Company and former U.S. Ambassador to Austria, has been actively involved in the affairs of Central and Eastern Europe for many years and plays an active role in pursuing and maintaining licenses for the Company's operations. The Company believes its management and dedicated licensing team provide a competitive advantage in obtaining broadcast licenses. The Company also employs experienced operating and financial managers and accesses international technology, programming and funding to promote the successful development and management of its broadcast operations.

OPERATIONS IN THE CZECH REPUBLIC: NOVA TV

  General

     Nova TV is the leading commercial television broadcaster in the Czech Republic, broadcasting pursuant to a 12 year license awarded in February 1993. Nova TV's signal reaches 99% of the Czech Republic's population of approximately
10.4 million, including 4.1 million TV households. Nova TV generated $98 million in net advertising revenues in 1995.

     As the first private national station serving the Czech Republic, broadcasting a wide range of programming, including movies, comedies, dramatic series, soap operas, news and sports, Nova TV has built and maintained significant market share during its first two and one-half years of operations. According to independent surveys undertaken by GFK/AISA, an independent polling agency, for the period from January 1, 1996 through June 30, 1996, Nova TV achieved an overall 65% to 70% audience share of the Czech Republic television market. Audience share represents the percentage of televisions turned on at a particular time which are tuned to a particular television station.

  Programming

     Nova TV's programming strategy is to appeal to a mass market audience. The station broadcasts for 18 hours daily, including locally produced news, sports (including exclusive coverage of the Czech Republic's national soccer league), variety shows and other programming , as well as a broad range of popular films and series from international distributors. In 1995, Nova TV produced approximately 2,500 hours of original local programming, comprising approximately 36% of its broadcast time per day. Local programming primarily consists of the daily breakfast show, Breakfast with Nova, news broadcasts and news related shows, sports, game shows and music videos. An additional 7% of Nova TV's broadcast time was devoted to Czech films and Czech origin programming, making the total of Nova TV's broadcast time devoted to Czech programming equal to 43% of broadcast time.

     Nova TV has acquired exclusive broadcasting rights in the Czech Republic or in the Czech language, to a number of successful American and Western European programs and films produced by such companies as Walt Disney, Sony Pictures, Twentieth Century Fox, Warner Brothers, Canal+ and Paramount Pictures. Nova TV has the rights to broadcast over 12,000 internationally released films and television episodes during the next several years. Many of these films will not have been released in the Czech Republic prior to being broadcast by Nova TV. Nova TV has agreements with Reuters, CNN and WTN to receive foreign news reports and film footage to integrate into its news programs. All foreign language programs and films are dubbed into the Czech language.

  Advertising

     Nova TV derives its revenues principally from the sale of commercial advertising time. In the Czech Republic most television advertising is sold through independent agencies and media buying groups. Nova TV currently serves over 200 advertisers, including such large multi-national advertisers as Procter & Gamble, Unilever, Jacobs Suchard and Colgate-Palmolive. For the six months ended June 30, 1996, no single advertiser accounted for more than 10% of Nova TV's revenues.

     Nova TV is permitted to broadcast advertising for up to 20% of its broadcast time in any one hour, subject to an overall daily limit of 10% of broadcast time. In addition, up to 60 minutes per day of broadcast time may be used for 'direct sales' advertising. Its primary competitor, CT1, a public television station, is restricted to 1% of broadcast time for advertising. The Council for Radio and Television Broadcasting in the Czech Republic (the 'Czech Radio and Television Council') makes certain distinctions between private and public broadcasters. For example, private broadcasters, such as Nova TV, are permitted to interrupt programming with advertising and may advertise alcohol products (subject to certain restrictions). Public broadcasters may not engage in these activities. As the television advertising market in the Czech Republic continues to develop, the Company believes Nova TV is well positioned to capitalize on its much larger inventory of available advertising time.

  Competition

     Nova TV competes principally with CT1 for audience, programming and advertising. Nova TV competes on a more limited basis with CT2, a public network of regional frequencies which reaches approximately 87% of the Czech Republic's population, and with Premiera, a privately owned and operated television station serving Prague and several other metropolitan areas which comprise approximately 40% of the country's population. There are no other significant television stations broadcasting Czech language programming to the Czech Republic. The Company believes that, for various technical, political and financial reasons, additional private national broadcast competition in the Czech Republic is unlikely in the near future.

     Limited competition for viewers also comes from foreign stations transmitted through cable and satellite television. At the present time, approximately 14% of all Czech Republic households have cable television and approximately 17% receive direct-to-home satellite television. The media authorities in the Czech Republic have licensed several companies to provide cable television services to the Czech Republic. The two largest are Kabel Net s.r.o., a subsidiary of United International Holdings, Inc., which operates a wireless cable network in the cities of Prague and Brno, and Kable Plus, the largest cable operator in the Czech Republic with over 400,000 subscribers. Czech authorities have required cable operators to carry all over-the-air broadcasting within their areas free of charge.

     Nova TV competes for revenues with other media, such as newspapers, radio, magazines, outdoor advertising, transit advertising, telephone directory advertising and direct mail.

  Regulation

     Nova TV, and the terms of the license pursuant to which it operates, are regulated by the Czech Radio and Television Council pursuant to legislation which recently has been amended. The license was granted by the Czech Radio and Television Council to CET 21, for 12 years under terms which require CET 21 to cooperate with the Company in operating Nova TV. CET 21, a group of six Czech and Slovak nationals that includes Dr. Vladimir Zelezny, General Director of Nova TV, irrevocably contributed the use of the license as its capital contribution to Nova TV.

     Under Czech legislation or the license pursuant to which Nova TV operates, Nova TV is required to comply with a number of restrictions on programming and advertising, none of which the Company believes have had a material adverse effect on Nova TV. These restrictions include that: 25% of Nova TV's broadcast time (increasing to 40% in its fifth year of operations) must be programming of Czech origin, which includes the station's news, breakfast show, sports and other internally produced programming; 27% of its broadcast time (including programming of Czech origin) must be produced by persons or groups independent of Nova TV (one-half of which is required to be produced by Czech persons or groups independent of Nova TV, provided that such programming is available at competitive market rates); and the Company may not interfere with the journalistic independence of Nova TV or its programming. Czech legislation also prohibits programming that might offend public morals. If the

Czech Republic becomes a member of the European Union, Nova TV may be subject to additional program content regulation.

     Regulations relating to the amount of advertising broadcast on television in the Czech Republic provide that advertising on Nova TV cannot exceed 20% of its broadcast time in any one hour subject to an overall limit on advertising of 10% of total daily broadcast time. In addition, up to 60 minutes per day of broadcast time may be used for 'direct sales' advertising. Advertising is not permitted during children's programming or the evening news. Restrictions on advertising content include that (i) tobacco advertising is prohibited, (ii) advertising targeted at children before or after children's programming is prohibited if such advertising promotes behavior that would endanger the health, physical or moral development of children, (iii) advertising of alcoholic beverages is restricted but not prohibited and (iv) members of the news department of Nova TV are prohibited from appearing in advertisements. There are also restrictions on the frequency of advertising breaks within a program.

     The Czech legislation pursuant to which CET 21 holds its license and pursuant to which Nova TV operates contains certain provisions concerning the relationship between the license holder and the broadcaster. In light of recent amendments to such legislation, the Czech Radio and Television Council has announced that it will commence administrative procedures to review these relationships for all the private commercial broadcasting licenses granted pursuant to Czech legislation. Nova TV has received a notification from the Czech Radio and Television Council announcing such procedure, requesting information from Nova TV, making inquiries concerning Nova TV's formal corporate registry, and questioning whether certain agreements and activities should be entered into and conducted by CET 21 instead of Nova TV. It is expected that the Czech Radio and Television Council may develop recommendations on these topics. The Czech Radio and Television Council has legal authority to impose fines in the amounts of Kc10,000 ($362) to Kc2,000,000 ($72,438) for failure to comply with this legislation or with recommendations of the Czech Radio and Television Council. Nova TV believes that it is in compliance with the provisions of Czech law and that compliance with anticipated recommendations, if any, of the Czech Radio and Television Council or the imposition of such fines will not have a material adverse effect on Nova TV or the Company.

OPERATIONS IN THE CZECH REPUBLIC: RADIO NOVA ALFA

     In February 1995, the Company entered into the first of a series of loan and consulting agreements with Radio Nova Alfa, one of two Czech Republic national radio broadcasters. The Company has advanced a total of approximately Kc 92,000,000 ($3,332,000) in loans to Radio Nova Alfa under these agreements. In addition to receiving interest under these loans, the Company receives a consulting fee equal to 60% of the pre-tax profits of Radio Nova Alfa and provides management advisory services to the radio station. Subject to the approval of the Czech Radio and Television Council, the Company's loans to, and profit interest in, Radio Nova Alfa may be converted into an equity interest in Radio Nova Alfa of up to 46%.

     Radio Nova Alfa, which was awarded a license in January 1993, had been operating as a 'news/information' station with an audience share of approximately 5%. In October 1995, the Company re-launched Radio Nova Alfa with a greater proportion of entertainment-driven programming. Audience share increased to approximately 10.1% during the second quarter of 1996. Radio competition in the Czech Republic is provided by Czech public radio and over 40 local radio stations.

OPERATIONS IN ROMANIA: PRO TV

  General

     PRO TV is a national television broadcast network in Romania which broadcasts its programming on, and sells advertising for, regional television stations operated under licenses held by entities currently controlled by Adrian Sarbu and Ion Tiriac, the Company's partners in PRO TV. PRO TV reaches approximately 48% of the Romanian population of 23.2 million, focusing primarily on Romania's urban areas. The Company anticipates that PRO TV's reach will expand to approximately 55% by the end of 1996. PRO TV broadcasts from Bucharest through terrestrial broadcast facilities throughout Romania linked by a digitally encoded satellite signal. The Company anticipates that PRO TV will be able to increase its reach from current levels through additional regional licenses which have been granted to entities currently controlled by Messrs. Sarbu and Tiriac and through affiliations with other local broadcasters and agreements with cable carriers.

     PRO TV broadcasts a wide range of programming, including movies, comedies, dramatic series, talk shows, news and reports. Independent research from Gallup Media in Romania shows that in Bucharest, PRO TV is currently the top rated television station, with an average television viewer share of approximately 40% during prime time for the latest rating period.

     Media Pro International, through which PRO TV is operated, also operates PRO FM, a radio network which is broadcast to a population of approximately 2.4 million people in Romania.

  Programming

     PRO TV's programming strategy is to appeal to a mass market audience. PRO TV broadcasts 24 hours of programming daily except Monday, when PRO TV broadcasts for 18 hours. Approximately 30% of PRO TV's programming constitutes locally produced programming, including, news, sports (including coverage of Romania's Soccer League), a breakfast show and current affairs shows. Romanian produced programming is expected to increase and constitute approximately 40% of programming by the end of 1996 with the launch of a daily game show and a Saturday evening variety/game show.

     PRO TV has secured exclusive broadcast rights in Romania to a large number of successful American and Western European programs and films produced by such companies as Sony Pictures, Warner Brothers, Twentieth Century Fox, Paramount, CBS, MCA, MGM and Granada. PRO TV's library includes over 1,500 feature films and over 5,000 television episodes. Many of these films will not have been released in Romania prior to their broadcast on PRO TV. All foreign language programs and films are subtitled in Romanian. PRO TV also receives foreign news reports and film footage from Reuters and WTN to integrate into its news programs.

  Advertising

     PRO TV derives revenues principally from the sale of commercial advertising time, most of which is sold through independent agencies. Advertisers include large multinational firms such as Coca-Cola, Pepsi, Colgate Palmolive, Procter & Gamble, Nestle, Wrigley, Philip Morris and Daewoo.

     PRO TV is permitted to broadcast advertising for up to 20% of its broadcast time in any hour, subject to an overall daily limit of 15% of broadcast time. An additional 5% of broadcast time may be used for 'direct sales' advertising. PRO TV's primary competitor, TVR 1, a public broadcaster, is restricted to 7% of broadcast time for advertising, and a maximum of 10% during any one hour. Both private and public broadcasters are subject to restrictions on the frequency of advertising breaks, as well as on the advertising of tobacco and alcohol, but restrictions on public stations are more severe. For example, private broadcasters can insert advertising during news programs while public broadcasters cannot.


  Competition

     Prior to the launch of PRO TV, TVR 1 was the dominant television station in Romania with its coverage of the entire population, a popular news show and limited entertainment programming. Other local competitors include public TVR 2, with a 60% reach, and privately-owned Antena 1 and Tele 7 ABC, covering about 15% and 9% of the population, respectively.

     Additional competitors include cable and satellite stations. PRO TV competes for advertising revenues with other media, such as newspapers, radio, magazines, outdoor advertising, telephone directory advertising and direct mail.

  Regulation

     Licenses for the television stations which show programming provided by PRO TV and which broadcast advertising sold by PRO TV are regulated by the Romanian Media Commission. In addition to its terrestrial television licenses which have been granted for seven year periods expiring in 2001 and 2002, PRO TV has been granted a seven year license to broadcast via satellite.

     Under regulation established by the Romanian Media Commission, PRO TV and the stations which broadcast programming and advertising provided by PRO TV are required to comply with certain restrictions on programming and advertising. These restrictions include the establishment of a target of at least 40% of programming to be of Romanian origin for television operators which use satellite transmission as is used by PRO TV.

     Regulations relating to the amount of advertising broadcast on television in Romania provide that advertising on PRO TV cannot exceed 20% of its broadcast time in any one hour, subject to an overall limit on advertising of 15% of total daily broadcast time. In addition, up to 5% of broadcast time may be used for 'direct sale' advertising. Restrictions on advertising content include that (i) tobacco advertising is prohibited (ii) advertising targeted at children or during children's programming must account for the overall sensitivity of that age group, (iii) advertising of alcoholic beverages is restricted but not prohibited and (iv) members of the news department of PRO TV are prohibited from appearing in advertisements. There are also restrictions on the placement of advertisements during programming.

  Recent Developments

     The Company owns a 95.0% equity interest in Unimedia which has agreed to acquire a 10.0% equity interest in MobilRom. MobilRom has applied for a GSM cellular telephone license in Romania. It is anticipated that the Romanian Government will award two GSM cellular telephone licenses in late October 1996. There are several other groups competing for these licenses. If a license is awarded to MobilRom, the Company does not anticipate exercising any managerial or operational control over MobilRom. It is anticipated that MobilRom will not have active operations unless it is awarded such a license. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources.'


OPERATIONS IN SLOVENIA: POP TV

  General

     POP TV is a national television broadcast network in Slovenia which provides its programming to, and sells advertising for, MMTV, Tele 59 and an additional affiliate, TV Robin. POP TV reaches approximately 75% of the population of Slovenia, including Ljubljana, the capital of Slovenia, and Maribor, Slovenia's second largest city. POP TV currently is negotiating affiliation agreements with other regional television broadcasters to expand its broadcast reach in Slovenia.

     POP TV broadcasts a wide range of programming, including movies, comedies, dramatic series, talk shows, news and sports. Independent industry research shows that in the areas of Slovenia in which POP TV can be seen POP TV had an average television viewer share of approximately 45% for the latest ratings period, the largest television market share in these areas.

  Programming

     POP TV's programming strategy is to appeal to a mass market audience. POP TV provides an average of 16 hours of programming daily. Local programming includes 24ur, a nightly news program, and Personality of the Week, a late-night talk show.

     POP TV has secured exclusive program rights in Slovenia to a large number of successful American and Western European programs and films from many of the major studios, including X-Files, ER, Friends, The Bodyguard, Forever Young and Robin Hood: Prince of Thieves. Many of these films will not have been released in Slovenia prior to their broadcast on POP TV. All foreign language programs and films are subtitled in Slovenian.

  Advertising

     POP TV derives revenues principally from the sale of commercial advertising time. Advertisers include large multinational firms such as Renault, Coca Cola, Wrigley's, Ford and Daewoo. Private commercial television stations are permitted to broadcast advertising for up to 20% of daily broadcast time compared with 15% for public television stations in Slovenia. Both private and public television broadcasters in Slovenia are subject to restrictions on the frequency of advertising breaks, as well as on the advertising of tobacco and alcohol.

  Competition

     Historically, the television market in Slovenia has been dominated by SLO 1, a public television station. SLO 1 is entertainment oriented while the other public station, SLO 2, focuses on information and culture. SLO 1 reaches 97% of the Slovenian population, and SLO 2 reaches 96% of the Slovenian population. Two private television stations which compete with POP TV in Slovenia have achieved a relatively small share of the market. In July 1996, the

Company, together with MMTV and Tele 59, entered into an agreement to purchase a 66% equity interest in Kanal A, a privately owned television station in Slovenia in competition with POP TV which agreement would increase POP TV's broadcast reach to 85%. There is currently an injunction in effect preventing the completion of the Kanal A Agreement. See 'Litigation'.

     POP TV also competes with foreign television stations, particularly Croatian, Italian, German and Austrian stations. Cable penetration is relatively high compared with other countries in Central Europe and approximately 32% of households have satellite dishes. In addition, POP TV competes for revenues with other media, such as newspapers, radio, magazines, outdoor advertising, telephone directory advertising and direct mail.

  Regulation

     The licenses granted to MMTV and Tele 59 have been granted for 10 year terms expiring in 2003. Under Slovenian television regulations, POP TV and its affiliate stations are required to comply with a number of restrictions on programming and advertising. These restrictions include that 10% of the station's broadcast time must be internally produced programming, certain films and other programs may only be broadcast between 11:00 pm and 6:00 am, and POP TV news editors, journalists and correspondents must not reflect a biased approach toward news reporting.


     Regulations relating to the amount of advertising broadcast on television in Slovenia provide that advertising on POP TV cannot exceed 20% of its daily broadcast time. Advertising is not permitted during news, documentary and children's programming which is not in excess of 30 minutes or during religious programming. There are also restrictions on the frequency of advertising breaks during films and other programs. Restrictions on advertising content include a prohibition on tobacco advertising and on the advertising of alcoholic beverages other than low alcohol content beer.


OPERATIONS IN THE SLOVAK REPUBLIC: MARKIZA TV

  General

     Markiza TV, in which the Company owns an 80% economic interest, was launched as a national television station in the Slovak Republic on August 31, 1996. Markiza TV at launch reached approximately 60% of the Slovak Republic's population of 5.4 million people including virtually all of its major cities. The Company intends to increase Markiza TV's broadcast reach by adding additional transmitters or affiliates.

  Programming

     Markiza TV's programming strategy is to appeal to a mass market audience. Markiza TV provides an average of 18 hours of programming daily. Approximately 45% of Markiza TV's programming is locally produced, including news, current affairs, game shows, variety shows and a weekly sitcom.

     Markiza TV has secured exclusive broadcast rights in the Slovak Republic to a large number of top rated United States and European programs produced by major studios including Warner Brothers, Twentieth Century Fox, MCA, and BBC. Markiza TV's library includes over 1,000 films and nearly 3,000 television episodes. All foreign language programming is dubbed in either Slovak or Czech. Markiza TV also receives foreign news reports and film footage from CNN, Reuters and WTN, which are integrated into Markiza TV's news programs.

  Advertising

     Markiza TV derives revenues principally from the sale of commercial advertising time. Advertisers include large multinational firms such as Unilever, Johnson & Johnson, Pepsi, Nestle, Coca-Cola and Colgate-Palmolive. Private commercial television stations are permitted to broadcast advertising for up to 10% of total daily broadcast time and up to 20% of broadcast time in any single hour.

  Competition

     The Slovak Republic is served by two public television stations, STV1 and STV2, which dominated the ratings until Nova TV began broadcasting in 1994. Nova TV's signal reaches a portion of the Slovak Republic and has a 21% audience share in the Slovak Republic. Markiza TV also competes with VTV, a private satellite broadcaster, public television stations located in Austria, the Czech Republic and Hungary, which stations' signals reach the Slovak Republic, and additional foreign private television stations, and foreign satellite stations.

  Regulation

     Markiza TV's broadcast operations are subject to regulations imposed by the Act on Radio and Television Broadcasting, the Act on Advertising and conditions contained in the license granted by the Council of the Slovak Republic for Broadcasting and Television Transmission (the 'Slovak Television Council'). The license to operate Markiza TV was granted by the Slovak Television Council to the Company's local partner in STS, for a period of 12 years under terms which require the Company's local partner to enter into a partnership with the Company to found STS.

     Under the license pursuant to which Markiza TV operates, Markiza TV is required to comply with several restrictions on programming, none of which the Company believes will have a material adverse effect on Markiza TV. These restrictions include that of Markiza TV's monthly broadcast time: 40% must be Slovak production (increasing to a minimum of 51% within three years from commencement of broadcasting); 10% must be programming for children; broadcasts of first performance films and series must have a minimum of 51% European production (of which there must be a minimum of 8% Slovak production) and no more than 45% United States production; and no more than 40% of foreign first performance films and series may be in the Czech language (decreasing to 20% by the fourth year of broadcasting). Markiza TV's programming is required to be consistent with the Slovak Constitution and not promote violence, hate, intolerance, the intentional use of indecent language or immoral behavior.

Programming endangering the psychological or moral growth of children and youth cannot be broadcast between 6:00 am and 10:00 pm Markiza TV's news broadcasts must be objective and balanced and clearly differentiate between opinion and news. If the Slovak Republic becomes a member of the European Union, Markiza TV may be subject to additional program content regulation.

     Under both the license pursuant to which Markiza TV operates and Slovak statutes, Markiza TV must comply with certain limitations in its broadcast of advertising, none of which the Company believes will have a material adverse effect on Markiza TV. Regulations relating to the amount of advertising broadcast on Markiza TV provide that advertising may not exceed 20% of broadcast time in any single hour, subject to an overall advertising limit of 10% of total daily broadcast time. In addition, up to one hour daily, not exceeding 20% in any one hour, may be used for 'direct sales' advertising. The news may not be sponsored and news staff may not appear in advertisements. Restrictions on advertising content include that (a) tobacco advertising is prohibited, (b) advertising for children or in which children perform which promotes behavior endangering the health, psychological or moral development of children is prohibited, and (c) advertising which endangers morals or consumer's interest in health, safety and environmental protection are also prohibited. The advertisement of beer is permitted, however, advertisement of other alcoholic beverage remains prohibited. There are also restrictions on the frequency of advertising breaks within a program.


OPERATIONS IN UKRAINE: STUDIO 1 + 1 GROUP


  General


     The Company recently acquired a 50% economic interest in the Studio 1 + 1 Group which has the right until August 2000 to broadcast programming and sell advertising on Ukrainian National Channel One ('UT-1'), one of Ukraine's public television stations, for a specified number of hours per week, including during prime time. Studio 1 + 1 currently provides approximately 50 hours of programming on UT-1 per week. UT-1 reaches approximately 98% of Ukraine's population. In addition, the Company, together with the Studio 1 + 1 Group, has plans to apply for licenses in Ukraine to develop a new national television station. The Company's initial financial commitment in Ukraine is anticipated to be up to $12.0 million.


     The Company continues to hold a 30% equity interest in Gravis, a company which operates two terrestrial television stations in the capital city of Kiev. Gravis currently generates only limited revenues. As previously disclosed, the Company had been in negotiations in connection with the development of television broadcast licenses in 16 cities in Ukraine. The Company has determined that it is unlikely that the development of these television broadcast licenses would be economically viable at the present time.


  Programming


     The Studio 1 + 1 Group's programming strategy is to appeal to a mass market audience. The Studio 1 + 1 Group intends to secure exclusive broadcast rights in Ukraine to a large number of successful American and Western European programs and films from many of the major studios. All foreign language programs and films (other than those in the Russian language) are dubbed into the Ukrainian language. During its first year of broadcast operations, the Studio 1 + 1 Group broadcast primarily foreign programming. During 1997, the Company intends to increase the percentage of its programming that is locally produced, including talk shows and entertainment shows.


  Advertising


     The Studio 1 + 1 Group derives revenues principally from the sale of commercial advertising time. Advertisers include Nestle, MasterFoods, Wrigleys, Coca-Cola and Procter & Gamble. The Studio 1 + 1 Group is permitted to sell 10% of its overall broadcast time, and up to 15% in any one hour, for advertising. UT-1, like other broadcasters, is subject to restrictions on the frequency of advertising breaks, as well as on the advertising of tobacco and alcohol. Although television advertising in Ukraine was only $9 million in 1995, the Company expects that Ukraine's television advertising market will grow rapidly as Ukraine develops an economy that fosters competition among providers of goods and services.


  Competition


     Ukraine is served by four television stations, including UT-1 and UT-2, which are Ukrainian public stations, and ICTV, a private network. The Studio 1 + 1 Group, through UT-1, has a broadcast reach of 98% of the Ukrainian population. UT-2 and ICTV reach 95% and 50% of Ukraine's population, respectively. In the anticipation of the privatization of UT-2, one of the partners of the Studio 1 + 1 Group is actively seeking rights to broadcast on UT-2. There can be no assurance that UT-2 will be privatized or that the Studio 1 + 1 Group will obtain such broadcast rights.


  Regulation


     The Studio 1 + 1 Group provides programming to UT-1 pursuant to a five-year agreement expiring in August 2000. Broadcasts of the Studio 1 + 1 Group's programming and advertising on UT-1 are regulated by the State Committee on Television and Radio of Ukraine and the National Council on Television and Radio of Ukraine. These agencies enforce Ukraine's developing media laws, which include restrictions on the content of programming and advertising and limitations on the amount and placement of advertising in programs. The Company does not expect these restrictions to have a material adverse impact on the Studio 1 + 1 Group.


OPERATIONS IN GERMANY: THE GERMAN STATIONS

  General

     The Company owns interests in four of the seven private regional television stations currently operating in Germany: PULS (formerly known as 1A Berlin), the Nuremberg Station, the Leipzig Station and the Dresden Station. The German Stations reach an aggregate of approximately 8.9 million people including the capital city of Berlin. Germany is served on a nationwide basis by three major over-the-air private commercial television stations and two major over-the-air public television stations. German television broadcasters include several other private television stations, regional members of the public network ARD, providers of regional windows, and television stations delivered only by cable or satellite.

  Recent Developments

     The partners of PULS have retained a financial advisor to seek one or more strategic partners for PULS. Such strategic partner would be expected to acquire a significant equity interest in PULS and assume responsibility for PULS' operations. Such a strategic investment would be anticipated to significantly dilute the Company's equity interest in PULS and to decrease the Company's future funding obligations to PULS. Such investment also could result in a material reduction of the carrying value of the Company's equity investment in PULS, which was $8.9 million as of June 1996, and a corresponding charge against the Company's earnings in the period incurred. Regardless of whether a transaction with a strategic investor is consummated, there is no assurance that the Company may not have to take a reduction of all or a portion of the carrying value of PULS. In addition, a reduction of the carrying value of PULS, or other factors, might cause the Company to reduce all or part of the carrying value of the Company's investments in FFF and SFF, which were $6.6 million and $1.0 million, respectively, as of June 30, 1996.

  Programming

     The German Stations currently broadcast a 'total local' programming schedule which consists of in-depth local coverage of news and events in their respective regions. The objective of 'total local' is to provide an alternative to the public and private national broadcasters by being uniquely responsive to the distinct regional tastes of local viewers.

     PULS's program schedule currently consists of 7 hours of original programming per day. On most days, this 7 hour schedule is repeated once during the day (with some news broadcasts repeated more than once). The Nuremberg Station broadcasts original programming for 4.5 hours each day and repeats this programming. The program schedules of the Leipzig Station and the Dresden

Station consist of 2.5 hours of original programming per day and repeats this programming. In addition, there is a commercial videotext service which broadcasts the remainder of the day on the Nuremberg Station and the Leipzig and Dresden Stations.

  Advertising

     The German Stations have local sales forces which work closely with local advertising agencies and customers in their regions. Advertisers on the German Stations include area department stores, food chains, furniture stores and automobile dealers.

  Competition

     The German Stations compete primarily with three over-the-air private commercial national television stations, SAT.1, RTL and PRO 7, and two over-the-air public national television stations, ZDF and ARD (an association of regional public broadcasters). Under applicable regulations, the public television stations may broadcast advertising only before 8:00 pm., Monday through Saturday, and they are limited to an annual average of 20 minutes of advertising per day. The German Stations also compete with approximately 25 stations delivered through cable or satellite.

     Each of the German Stations also compete with other media, such as newspapers, radio, magazines, outdoor advertising, transit advertising, telephone directory advertising and direct mail. Some of their competitors are public operations or are larger and have greater financial, marketing and other resources than the Company.

  Regulation

     The German Stations, and the terms of the licenses pursuant to which they operate, are regulated by the German states in which they are situated. These regulations are based on an inter-state treaty and, therefore, generally are similar in each state.

     Under German regulations, the German Stations are required to comply with a number of restrictions on programming and advertising, none of which the Company believes has had a material adverse effect on these television stations. German regulations prohibit programming that might offend public morals or that violates measures designed to protect children. In addition, the majority of programming consisting of films, series and documentary features is required to be of European content. The license under which PULS operates requires that the station broadcast at least 7 hours of non-repeated original programming each day and that 30% of programming broadcast between 5:00 pm and 11:00 pm be of regional character. In addition, PULS must cooperate with local independent producers; it may not enter into arrangements favoring licensed productions over programming produced or commissioned by the station. PULS also has agreed to construct a second studio and establish further permanent and mobile facilities in Potsdam, a city in the state of Brandenburg. Each of the licenses under which the German Stations operates require regulatory approval to alter the overall type and mix of programming broadcast on the stations.

     Regulations relating to the amount of advertising broadcast on the German Stations provide that advertising may not interrupt religious services, shows for children, or news or political features of less than 30 minutes. Advertising may be shown only after program segments of at least 20 minutes and movies exceeding 45 minutes may be interrupted by advertising only once for each complete block of 45 minutes. The total amount of advertising may not exceed 20% of daily broadcast time, and spot advertising may not exceed 15% of daily broadcast time or 20% of a given one hour period. Restrictions on advertising content include prohibitions on advertising contrary to health, consumer safety or the environment, on political and religious advertising and on advertising employing persons who regularly present news or political features.

BROADCAST OPERATIONS UNDER DEVELOPMENT

     The Company continues to pursue and develop opportunities for television broadcasting throughout Central and Eastern Europe and other areas. The Company, together with local partners, has obtained television broadcast licenses and is actively engaged in developing operations in the markets discussed below. The Company continues to evaluate the economic viability of commencing broadcast operations in each of these markets and there can be no assurance that the Company will successfully pursue the development of these broadcast operations or that these broadcast operations will generate profits in the future.

  Hungary

     In January 1996, the Hungarian Parliament passed a media law that provides for the award of private television broadcasting licenses for two national frequencies for 10 year terms. The Hungarian media law provides that consortiums, consisting of at least three entities, can bid for the two available frequencies. No entity will have the right to own greater than 49% of any consortium and at least 26% of the ownership interests must be owned by domestic entities. One frequency, which is currently used by the Hungarian government as its secondary national television station, is anticipated to reach approximately 95% of the population at launch. The other frequency is anticipated to reach 70% of such population at launch and reach approximately 85% within one year of launch. The Company intends to join or form a consortium in order to bid for a license. The Hungarian media board has not yet finalized the licensing process and is expected to award the licenses in 1997.

     The Company owns 95% of 2002 Kft, a broadcasting company in Hungary which has been awarded a local microwave (MMDS) license. If developed, operations under the license would have a potential broadcast reach of approximately 200,000 homes in Budapest. A subsidiary of 2002 Kft acquired Videovox, a company engaged in the dubbing of foreign language programming, films, videos and commercials into Hungarian which was privatized by the Hungarian government in May 1996. The acquisition of Videovox is an integral component of the Company's plans to develop broadcast operations in Hungary because (i) a significant percentage of programming and films which the Company likely would broadcast in Hungary will be of foreign origin and (ii) Videovox owns a facility which can be converted into television studios.

     Hungary has one of the more advanced economies in Central and Eastern Europe with a relatively high GDP per capita of $4,278 in 1995. The Hungarian television advertising market grew 14% from 1994 to 1995, in local terms based on 1995 Hungarian television advertising spending of $160 million. Over 97% of households in Hungary have television and approximately 40% of households have cable television, the largest cable penetration in the region. Per capita television advertising expenditures are significantly greater than the average in Central and Eastern Europe, but are still relatively low when compared to Western Europe. The Company believes that as a market economy continues to develop in Hungary, television advertising expenditures will continue to grow.

  Poland


     The Company has an agreement with the Polish media group ITI, forming TVN, to seek national and regional television broadcast licenses in Poland. ITI holds 67% of the equity in TVN and the Company holds the remaining 33%. The Company's former partner in Poland, NTP Sp.z.o.o., has an option to purchase a 10% share of TVN from ITI. On May 26, 1995, TVN applied for 20 regional licenses to develop a television network in northern and central Poland. An initial capital contribution by the Company of $1.65 million was made in May 1995. The capital contribution will be refundable (after deducting certain expenses) in the event that TVN is not successful in obtaining broadcast licenses in Poland.


     In October 1996, the Polish National Radio and Television Council announced its intention to award nine television broadcast licenses for northern Poland and television broadcast licenses covering the cities of Warsaw and Lodz in Poland to TVN. It is anticipated that the administrative process which is a requirement in order for the final awards of these television broadcast licenses will be completed by the end of 1996. The Company estimates that these television broadcast licenses have a potential broadcast reach of approximately 7 million people.



     TVN also recently entered into an agreement pursuant to which it acquired a 3% interest in TV Wisla. TVN also acquired an option to acquire a substantial interest in TV Wisla. TV Wisla operates a television station in southern Poland with a potential broadcast reach of approximately 8 million people. The Company anticipates that TV Wisla together with the operations to be developed in connection with the television broadcast licenses in northern Poland, Warsaw and Lodz could form a television broadcast network.


     Total television advertising expenditures for Poland's population of 38.8 million were approximately $330 million in 1995. TVN's competition would come from the two national public broadcast channels, a public satellite channel, a private commercial television station (Polsat, which currently reaches an estimated 85% of Poland's population) and satellite and pay TV channels.


PROGRAMMING SERVICES

     Through CMEPS, the Company provides an array of program-related services to its television operations in Central and Eastern Europe, including program acquisition, production, distribution (including satellite transmission), promotion, schedule advisory services, and coordination of viewer research. Currently, CMEPS assists the Company's broadcast operations and broadcast operations under development in obtaining programming from American and Western European film and television studios. As the Company expands its broadcast operations in Central and Eastern Europe, the Company intends to use CMEPS to reduce overall program costs by centralizing the purchase of rights to films and programming. CMEPS will also create a program exchange service among the Company's broadcast operations and will provide opportunities for co-production and co-financing of programming among these broadcast operations. In addition, CMEPS advises the Company's broadcast operations in connection with locally produced programming.

SEASONALITY

     The experience of the television industry is that advertising sales tend to be lowest during the third quarter of each calendar year which includes the summer holiday schedule (typically July and August) and highest during the fourth quarter of each calendar year.

EMPLOYEES


     As of September 1, 1996, (i) the Company had a central staff of 52 employees, (ii) Nova TV had 441 employees, (iii) PRO TV had approximately 578 employees, (iv) POP TV had approximately 147 employees, (v) PULS had approximately 154 employees, (vi) the Nuremberg Station had approximately 74 employees, (vii) Markiza TV had approximately 346 employees, (viii) Videovox had approximately 110 employees and (ix) Radio Nova Alfa had 29 employees. None of the Company's employees or the employees of any of its Subsidiaries are covered by a collective bargaining agreement. The Company believes that its relations with its employees are good, and that its Subsidiaries' relations with their employees are good.


PROPERTIES

     The Central European Media Enterprises Ltd. group of companies leases office space in London, in two separate locations. One lease covers approximately 4,347 square feet of space and expires in 2004, except that the Company can terminate the lease at its option in 1999, subject to penalty. The other lease, for 2,205 square feet of office space in a nearby building, expires in 2006.

     Nova TV is party to a capitalized lease for a building in Prague for its main studios and principal offices. The studios and offices total approximately 65,000 square feet. Modern studio facilities have been constructed in the building. This capitalized lease provides for rental payments to be made by

Nova TV as follows: $1,617,000 in 1996, $1,316,000 in 1997, $940,000 in 1998 and
$1,128,000 in 1999. In addition, additional payments in the aggregate of approximately $9,626,000 through the end of 1999 may be made by Nova TV, which payments would be applied to the purchase by Nova TV of this facility. The term of the lease is for one year, but is renewable for additional one year periods at the option of Nova TV. Nova TV has made a commitment to make the payments aggregating $9,626,000, thereby enabling it to take ownership of the facility after all such payments have been completed. PULS leases studios and offices, totalling approximately 40,000 square feet, located at the base of Berlin's government operated broadcasting tower. This lease expires in December 1999. The Nuremberg Station leases studios and offices, totalling approximately 37,000 square feet, in an industrial center north of Nuremberg. This lease expires in 2001. CME BV has entered into an agreement on behalf of Media Pro International for the purpose of acquiring the facility in Bucharest which contains PRO TV's studios for a purchase price of approximately $1.8 million. The Company owns a portion of a building in Ljubljana which contains POP TV's studios and offices which occupy 2,000 square meters (approximately 21,528 square feet). Videovox owns a significant portion of the building in Budapest in which its studios are located and intends to purchase the remainder of the building. The building contains 5,605 square meters (approximately 60,332 square feet). STS owns its principal office facility in Bratislava which provides STS with 4,350 square meters of office space (approximately 46,823 square feet).

     In June 1995 the Company, through its wholly-owned subsidiary CMEPS, obtained leasehold rights to a 33 Mhz transponder on the Eutelsat HB3 Satellite which the Company anticipates will be launched in March 1997. The Satellite Transponder, which has been leased through British Telecommunications plc for a 12 year period, will give the Company's stations the capability of distributing programs to their terrestrial television transmitters as well as to cable television systems throughout the Central and Eastern European region. The Company paid a deposit of $850,000 toward future transponder lease obligations. The annual charge for the lease is approximately $4.4 million, beginning after the launch of the satellite. The obligations of CMEPS under the transponder lease are guaranteed by CME.

LITIGATION

     In July, 1996, the Company, together with MMTV and Tele 59, entered into an agreement to purchase a 66% equity interest in Kanal A, a privately owned television station in Slovenia (the 'Kanal A Agreement'). Scandinavian Broadcasting System SA ('SBS'), which claims to have certain rights to the equity of Kanal A pursuant to various agreements, has challenged the validity of the Kanal A Agreement in a United Kingdom court. Both the Company and SBS have been granted injunctions by the United Kingdom courts preventing SBS, in the case of the Company, and the Company, in the case of SBS, from taking certain actions either to enforce such entity's claim to equity in Kanal A or to block the claim of the other entity to equity in Kanal A. The Company has instituted action in a Slovenian court requesting that courts in Slovenia resolve these claims.

     Various competitors of PULS and the Nuremberg Station have instituted legal action against the media authorities for Berlin-Brandenburg and the Nuremberg area seeking to overturn their decisions to award broadcast licenses to PULS and the Nuremberg Station, respectively. These actions were instituted in 1993 and 1994, and there have been no decisions in relation thereto in the last 12 months. Similar action has been instituted by other applicants for the licenses awarded to the Company's local partner in Leipzig and Dresden. An unfavorable decision in any of these actions could have an adverse effect on the Company.

     The Company is, from time to time, a party to litigation that arises in the normal course of its business operations. The Company is not presently a party to any such litigation which could reasonably be expected to have a material adverse effect on its business or operations.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     Certain information concerning executive officers and directors of the Company is set forth below:

NAME                       AGE  POSITION WITH THE COMPANY
-------------------------  ---  ------------------------------------------------

Ronald S. Lauder.........  52   Chairman of the Board of Directors

Leonard M. Fertig........  49   President, Chief Executive Officer and Director

John A. Schwallie........  33   Vice President-Finance and Chief Financial
                                Officer

Andrew Gaspar............  48   Vice President, Secretary and Director

Nicolas G. Trollope......  49   Director

Herbert S. Schlosser.....  70   Director

Robert A. Rayne..........  47   Director

     All of the current directors of the Company have served as directors since 1994 except for Mr. Rayne who became a director in 1996.

     Ronald S. Lauder, Chairman of the Board of Directors of the Company, has served as Chairman of Central European Development Corporation Ltd. ('CEDC') since 1990, Chairman of RSL Investments, Inc. and Chairman of RSL Communications, Ltd. ('RSLC'), an international telecommunications company, since 1994. Mr. Lauder has served as Chairman of Estee Lauder International since 1992 and Chairman of Clinique Laboratories, Inc., an Estee Lauder division, since 1992. From 1986 until 1987, Mr. Lauder served as U.S. Ambassador to Austria, having previously served as Deputy Assistant Secretary of Defense for European and NATO Policy. Mr. Lauder currently serves as a director of Estee Lauder, Inc., The International Society for Yad Vashem and as Chairman of the Board of Directors of The Museum of Modern Art.

     Leonard M. Fertig, a Director of the Company, has served as President and Chief Executive Officer of the Company since August 1995. Mr. Fertig served as Vice President-Finance and Chief Financial Officer of the Company from its inception in June 1994 until August 1995. Mr. Fertig is also President of CME Programming and CME Development Corporation. Mr. Fertig was an independent consultant to the media industry from 1989 to 1993. From 1985 until 1989, Mr. Fertig was Executive Vice President and Chief Financial Officer of Reiss Media Enterprises, a pay-per-view network. His experience includes over 20 years of consulting, planning and management of businesses, including with American

Airlines and Capital Cities/ABC. Mr. Fertig also serves as a director of Nova TV, PULS, Media Pro International, Pro Plus and STS.

     John A. Schwallie has served as Vice President-Finance and Chief Financial Officer of the Company since August 1995. Mr. Schwallie, a certified public accountant, served as Financial Director of Nova TV from 1994 until August 1995. From 1992 until 1993 Mr. Schwallie served as the Advisor to the Financial Director of Prague Breweries, the second largest brewery in the Czech Republic. During 1991, he served as the Assistant to the Regional Director of General Atlantic, a London based multi-billion dollar privately held conglomerate, operating retail outlets in Prague. Mr. Schwallie serves as a director of Media Pro International and director of the audit committee of Nova TV.

     Andrew Gaspar, a Director of the Company, directed the activities of the Company from 1991 through June 1994. Since its incorporation in June 1994, Mr. Gaspar has served as Vice President and Secretary of the Company. Mr. Gaspar recently resigned from the Administrative Committee of the Company's Board of Directors and Mr. Gaspar has indicated that he will resign as Vice President and Secretary of the Company, effective December 31, 1996. Mr. Gaspar has been President of the general partner of R.S. Lauder, Gaspar & Co., LP, a venture capital company and Vice Chairman of CEDC since 1991. Mr. Gaspar has been a director and Vice Chairman of RSLC since 1994. From 1982 until 1991, Mr. Gaspar was a partner of Warburg, Pincus & Co., a venture capital firm, in which Mr. Gaspar specialized in start-up ventures in the telecommunications industry. Mr. Gaspar is Chairman of the Board and a director of Auto Info Inc., a financial services company.

     Nicolas G. Trollope, a Director of the Company, has been a partner with the law firm of Conyers, Dill & Pearman, Hamilton, Bermuda, since 1991. Mr. Trollope serves as a director of RSLC.

     Herbert S. Schlosser, a Director of the Company, has served as a Senior Advisor, Broadcasting and Entertainment to Schroder Wertheim & Co. Incorporated since 1986. Mr. Schlosser serves as a consultant to the Company and receives a fee for such services. Mr. Schlosser was Executive Vice President of RCA Corporation from 1978 until 1985 and President of the National Broadcasting Company (NBC) from 1974 until 1978. Mr. Schlosser is a director of United States Satellite Broadcasting Company, Inc. and Data Broadcasting Corporation.

     Robert A. Rayne, a Director of the Company, has been a director of London Merchant Securities plc, a U.K. investment firm, since 1983. Mr. Rayne also is Investment Director of Westpool Investment Trust plc. Mr. Rayne serves as a director for several U.K.-based companies and in addition, serves on the Board of Directors of Energy Ventures Inc.

     Mark Palmer resigned as Vice Chairman of the Board of Directors of the Company on October 8, 1996.

OTHER MANAGEMENT

     Vladimir Zelezny, 51, the General Director of Nova TV, has been associated with Czech television for over 30 years. During this period, Dr. Zelezny was a screenwriter for numerous television series and televised plays broadcast on Czech television and served as an editor and a director for a government-owned and operated Czech television station. Dr. Zelezny was involved actively in the Velvet Revolution in 1989 in what was formerly Czechoslovakia.

                          DESCRIPTION OF CAPITAL STOCK


     The authorized share capital of the Company is 50,000,000 shares, which consists of (i) 30,000,000 shares of Class A Common Stock, par value $.01 per share (the 'Class A Common Stock'), 15,000,000 shares of Class B Common Stock, par value $.01 per share (the 'Class B Common Stock') and (ii) 5,000,000 shares of preferred stock, par value $.01 per share (the 'Preferred Stock'). Upon the consummation of the Offering, 14,292,504 shares of Class A Common Stock and 8,029,797 shares of Class B Common Stock will be outstanding and no shares of Preferred Stock will be outstanding. The following statements are summaries of certain provisions of the Company's Memorandum of Association, bye-laws and The Companies Act 1981 of Bermuda. These summaries do not purport to be complete and are qualified in their entirety by reference to the full Memorandum of Association and bye-laws which have been incorporated by reference as exhibits to the Company's Registration Statement of which this Prospectus is a part.


CLASS A COMMON STOCK

     The holders of the Class A Common Stock are entitled to one vote per share and are entitled to vote as a single class together with the holders of the Class B Common Stock on all matters subject to shareholder approval, except that the holders of the Class A Common Stock and the holders of the Class B Common Stock will each vote as a separate class with respect to any proposed 'going private' transactions between the Company and Ronald S. Lauder and any matter requiring class voting by The Companies Act 1981 of Bermuda. The holders of the outstanding shares of Class A Common Stock are entitled to receive dividends as and when declared by the Board of Directors, pari passu with the holders of Class B Common Stock, out of funds legally available therefor after the payment of any dividends declared but unpaid on any shares of Preferred Stock then outstanding. The holders of the Class A Common Stock have no preemptive or cumulative voting rights and no rights to convert their shares of Class A Common Stock into any other securities. All of the outstanding shares of the Class A Common Stock and shares of Class A Common Stock issued by the Company in the Offering, will be, fully paid and nonassessable. On liquidation, dissolution or winding up of the Company, the holders of Class A Common Stock are entitled to receive, pari passu with the holders of Class B Common Stock, pro rata the net assets of the Company remaining after preferential distribution to holders of Preferred Stock and the payment of all creditors and liquidation preferences, if any.

     The transfer agent and registrar for the Class A Common Stock is American Stock Transfer and Trust Company.

CLASS B COMMON STOCK

     The holders of the Class B Common Stock are entitled to ten votes per share and are entitled to vote as a single class together with the holders of the Class A Common Stock on all matters which are subject to shareholder approval, except that the holders of the Class A Common Stock and the holders of the Class B Common Stock will each vote as a separate class with respect to any proposed 'going private' transactions between the Company and Ronald S. Lauder and any matter requiring class voting by The Companies Act 1981 of Bermuda. The holders of the outstanding shares of Class B Common Stock are entitled to receive dividends as and when declared by the Board of Directors, pari passu with the holders of the Class A Common Stock, out of funds legally available therefor after the payment of any dividends declared but unpaid on any shares of Preferred Stock then outstanding. The holders of the Class B Common Stock have no preemptive or cumulative voting rights. The holders of the Class B Common Stock have the right to convert their shares of Class B Common stock into shares of Class A Common Stock at their election and on a one to one basis, and all shares of Class B Common Stock will automatically convert into shares of Class A Common Stock on a one to one basis when the number of shares of Class B Common Stock represent less than 10% of the combined total number of shares of Class A Common Stock and Class B Common Stock outstanding. All of the outstanding shares of the Class B Common Stock are fully paid and nonassessable. Shares of Class B Common Stock may be transferred only to other original holders of Class B Common Stock or to members of the family of the original holder by gift, devise or otherwise through laws of inheritance, descent, distribution or to a trust established by the holder for the holder's family members, to corporations the majority of beneficial owners of which are or will be owned by the holders of Class B Common Stock and from corporations or partnerships which are the holders of Class B Common Stock, to their shareholders or partners, as the case may be (each a 'Permitted Transferee'). Any other transfer of Class B Common Stock is void, although the Class B Common Stock may be converted at any time into Class A Common Stock on a one to one basis and then sold, subject to the conditions and restrictions of Rule 144. A transfer by an original holder of Class B Common Stock which is either a corporation or a partnership of more than 50% of the equity interest in such corporation or partnership to other than a Permitted Transferee shall result in an automatic conversion of all shares of Class B Common Stock held by such corporation or partnership into an equal number of shares of Class A Common Stock. The Company is entitled to seek specific enforcement of such conversion of shares of Class B Common Stock into shares of Class A Common Stock upon the failure of any holder and/or transferee of shares of Class B Common Stock to comply with such conversion. In such event, the Company is entitled to recover from the holder and the transferee who failed to comply with such conversion, jointly and severally, the court costs, reasonable attorneys' fees and other costs and expenses incurred by it in connection with the obtaining of such specific enforcement. On liquidation, dissolution or winding up of the Company, the holders of Class B Common Stock are entitled to receive, pari passu with the holders of the Class A Common Stock, pro rata the net assets of the Company remaining after preferential distribution to holders of Preferred Stock and the payment of all creditors and liquidation preferences, if any.

     A 'going private' transaction is any 'Rule 13e-3 Transaction,' as such term is defined in Rule 13e-3 promulgated under the Securities Exchange Act between the Company and (i) Ronald S. Lauder, (ii) any Affiliate of Mr. Lauder, as defined below or (iii) any group consisting of Mr. Lauder or Affiliates of Mr. Lauder.

     An Affiliate of Ronald S. Lauder is (i) any individual or entity who or that, directly or indirectly, controls, is controlled by, or is under common control with, Mr. Lauder, (ii) any corporation or organization (other than the Company or a majority-owned subsidiary of the Company) of which Mr. Lauder is an officer or partner or is, directly or indirectly, the beneficial owner of 10% or more of any class of voting securities, or in which Mr. Lauder has a substantial beneficial interest, (iii) any trust or other estate in which the Mr. Lauder has a substantial beneficial interest or as to which Ronald S. Lauder serves as trustee or in a similar fiduciary capacity or (iv) any relative or spouse of Mr. Lauder, or any relative of such spouse, who has the same residence as Mr. Lauder.

PREFERRED STOCK

     The Preferred Stock may be issued from time to time as determined by the Board of Directors of the Company, without shareholder approval. Such Preferred Stock may be issued in such series and with such preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications or other provisions, as may be fixed by the Board of Directors. It is intended that Preferred Stock be issued, among other reasons, for financing acquisitions, for raising additional capital, or for similar corporate purposes. While the Board of Directors has no current intention of doing so, the Board of Directors, without shareholder approval, could issue Preferred Stock with voting and conversion rights which could adversely affect the benefit of any voting power and the benefit of other rights of the holders of the Class A Common Stock and which could be used as an anti-takeover measure by the Company without any further action by the holders of Class A Common Stock. This may have the effect of delaying, deferring or preventing a change of control of the Company by increasing the number of shares necessary to gain control of the Company. At the date of this Prospectus, the Board of Directors has not authorized the issuance of any shares of Preferred Stock and the Company has no agreements or understanding for the issuance of any shares of Preferred Stock.

ANTI-TAKEOVER PROTECTIONS

     The voting provisions of the Class A Common Stock and Class B Common Stock and the broad discretion conferred upon the Board of Directors with respect to the issuance of series of Preferred Stock (including with respect to voting rights) could substantially impede the ability of one or more shareholders (acting in concert) to acquire sufficient influence over the election of directors and other matters to effect a change in control or management of the Company, and the Board of Directors' ability to issue Preferred Stock could also be utilized to change the economic and control structure of the Company. As a result, such provisions, together with certain other provisions of the bye-laws summarized in the succeeding paragraph, may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a shareholder might consider in such shareholder's best interest, including attempts that might result in a premium over the market price for the Class A Common Stock held by shareholders.

     The bye-laws establish an advance notice procedure for the nomination, other than by or at the direction of the Board of Directors, of candidates for election as directors, as well as for other shareholder proposals to be considered at annual general meetings of shareholders. In general, notice of intent to nominate a director or raise business at such meeting must be received by the Company not less than 90 nor more than 120 days prior to the meeting, and must contain certain specified information concerning the person to be nominated or the matter to be brought before the meeting and concerning the shareholder submitting the proposal.

DIFFERENCES IN CORPORATE LAW

     The Companies Act 1981 of Bermuda differs in certain respects from laws generally applicable to United States corporations and their shareholders. Set forth below is a summary of certain significant provisions of The Companies Act (including any modifications adopted pursuant to the Company's bye-laws) applicable to the Company, which differ in certain respects from provisions of Delaware corporate law. The following statements are summaries, and do not purport to deal with all aspects of Bermuda law that may be relevant to the Company and its shareholders.

     Interested Directors. The bye-laws provide that any transaction entered into by the Company in which a director has an interest is not voidable by the Company nor can such director be liable to the Company for any profit realized pursuant to such transaction provided the nature of the interest is disclosed at the first opportunity at a meeting of directors, or in writing to the directors. Under Delaware law no such transaction would be voidable if (i) the material facts as to such interested director's relationship or interests are disclosed or are known to the board of directors and the board in good faith authorizes the transaction by the affirmative vote of a majority of the disinterested directors, (ii) such material facts are disclosed or are known to the stockholders entitled to vote on such transaction and the transaction is specifically approved in good faith by vote of the stockholders or (iii) the transaction is fair as to the corporation as of the time it is authorized, approved or ratified. Under Delaware law, such interested director could be held liable for any transaction for which such director derived an improper personal benefit.

     Merger and Similar Arrangements. The Company may acquire the business of another Bermuda company similarly exempt from Bermuda taxes or a company incorporated outside Bermuda and carry on such business when it is within the objects of its Memorandum. The Company may amalgamate with another Bermuda company or with a company incorporated in another jurisdiction which permits such a company to amalgamate with a Bermuda company, subject to shareholder approval. A shareholder may apply to a Bermuda court for a proper valuation of such shareholder's shares if such shareholder is not satisfied that fair value has been paid for such shares. The court ordinarily would not disapprove the transaction on that ground absent evidence of fraud or bad faith. Under Delaware law, with certain exceptions, any merger, consolidation or sale of all or substantially all the assets of a corporation must be approved by the board of directors and a majority of the outstanding shares entitled to vote. Under Delaware law, a stockholder of a corporation participating in certain major corporate transactions may, under varying circumstances, be entitled to appraisal rights pursuant to which such stockholder may receive cash in the amount of the fair market value of the shares held by such stockholder (as determined by a court or by agreement of the corporation and the stockholder) in lieu of the consideration such stockholder would otherwise receive in the transaction. Delaware law does not provide stockholders of a corporation with voting or appraisal rights when the corporation acquires another business through the issuance of its stock or other consideration (i) in exchange for the assets of the business to be acquired, (ii) in exchange for the outstanding stock of the corporation to be acquired or (iii) in a merger of the corporation to be acquired with a subsidiary of the acquiring corporation.

     Takeovers. Bermuda law provides that where an offer is made for shares of another company and, within four months of the offer the holders of not less than 90% of the shares which are the subject of the offer accept, the offeror may by notice require the nontendering shareholders to transfer their shares on the terms of the offer. Dissenting shareholders may apply to the court within one month of the notice objecting to the transfer. The burden is on the dissenting shareholders to show that the court should exercise its discretion to enjoin the required transfer, which the court will be unlikely to do unless there is evidence of fraud or bad faith or collusion as between the offeror and the holders of the shares who have accepted the offer as a means of unfairly forcing out minority shareholders. Delaware law provides that a parent corporation, by resolution of its board of directors and without any shareholder vote, may merge with any 90% or more owned subsidiary. Upon any such merger, dissenting stockholders of the subsidiary would have appraisal rights.

     Shareholder's Suit. The rights of shareholders under Bermuda law are not as extensive as the rights of shareholders under legislation or judicial precedent in many United States jurisdictions. Class actions and derivative actions are generally not available to shareholders under the laws of Bermuda. However, the Bermuda courts ordinarily would be expected to follow English case law precedent, which would permit a shareholder to commence an action in the name of the Company to remedy a wrong done to the Company where the act complained of is alleged to be beyond the corporate power of the Company or is illegal or would result in the violation of the Memorandum and bye-laws. Furthermore, consideration would be given by the court to acts that are alleged to constitute a fraud against the minority shareholders or where an act requires the approval of a greater percentage of the Company's shareholders than actually approved it. The winning party in such an action generally would be able to recover a portion of attorneys fees or fees incurred in connection with such action. Class actions and derivative actions generally are available to stockholders under Delaware law for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law. In such actions, the court has discretion to permit the winning party to recover attorney fees incurred in connection with such action.

     Indemnification of Directors. The Company may indemnify its directors or officers in their capacity as such in respect of any loss arising or liability attaching to them by virtue of any rule of law in respect of any negligence, default, breach of duty or breach of trust of which a director or officer may be guilty in relation to the Company other than in respect of his own wilful default, wilful neglect, fraud or dishonesty. Under Delaware law, a corporation may adopt a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for breaches of the director's duty of loyalty, for acts or omissions not in good faith or which involve intentional misconduct or knowing violations of law, for improper payment of dividends or for any transaction from which the director derived an improper personal benefit. Delaware law has provisions and limitations similar to Bermuda regarding indemnification by a corporation of its directors or officers, except that under Delaware law the statutory rights to indemnification may not be as limited.

     Inspection of Corporate Records. Members of the general public have the right to inspect the public documents of the Company available at the office of the Registrar of Companies in Bermuda which will include the Memorandum (including its objects and powers) and any alteration to the Memorandum and documents relating to an increase or reduction of authorized capital. The shareholders have the additional right to inspect the bye-laws, minutes of general meetings and audited financial statements of the Company, which must be presented to the annual general meeting of shareholders. The register of shareholders of the Company is also open to inspection by shareholders without charge, and to members of the public for a fee. The Company is required to maintain its share register in Bermuda but may establish a branch register outside Bermuda. The Company is required to keep at its registered office a register of its directors and officers which is open for inspection by members of the public without charge. Bermuda law does not, however, provide a general right for shareholders to inspect or obtain copies of any other corporate records. Delaware law permits any shareholder to inspect or obtain copies of a corporation's shareholder list and its other books and records for any purpose reasonably related to such person's interest as a shareholder.

CERTAIN PROVISIONS OF BERMUDA LAW

     The Company has been designated as a non-resident under the Exchange Control Act of 1972 (the 'Control Act') by the Bermuda Monetary Authority whose permission for the issue of shares of Common Stock of the Company has been obtained. This designation allows the Company to engage in transactions in currencies other than the Bermuda dollar. Prior to the Offering, this Prospectus will be filed with the Registrar of Companies in Bermuda in accordance with Bermuda law.

     In granting such permission and in accepting this Prospectus for filing, neither the Bermuda Monetary Authority nor the Registrar of Companies in Bermuda accepts any responsibility for the financial soundness of the Company or of the correctness of any of the statements made or opinions expressed in this Prospectus.

     The transfer of shares between persons regarded as resident outside Bermuda for exchange control purposes and the issue of shares after the completion of the Offering to or by such persons may be effected without specific consent under the Control Act and regulations thereunder. Issues and transfers of shares involving any person regarded as resident in Bermuda for exchange control purposes require specific prior approval under the Control Act.

     Non-Bermuda owners of the Company's shares of Common Stock are not restricted in the exercise of the rights to hold or vote their shares. Because the Company has been designated as a non-resident for Bermuda exchange control purposes there are no restrictions on its ability to transfer funds in and out of Bermuda or to pay dividends to United States residents who are holders of the Company's Common Stock, other than in respect of local Bermuda currency.

     In accordance with Bermuda law, share certificates are only issued in the names of corporations, partnerships or individuals. In the case of an applicant acting in a special capacity (for example as a trustee), certificates may, at the request of the applicant, record the capacity in which the applicant is acting. Notwithstanding the recording of any such special capacity the Company is not bound to investigate or incur any responsibility in respect of the proper administration of any such trust.

     The Company will take no notice of any trust applicable to any of its shares whether or not it had notice of such trust.

     As an 'exempted company', the Company is exempt from Bermuda laws which restrict the percentage of share capital that may be held by non-Bermudians, but as an exempted company the Company may not participate in certain business transactions including: (1) the acquisition or holding of land in Bermuda (except that required for its business and held by way of lease or tenancy for terms of not more than 21 years); (2) the taking of mortgages on land in Bermuda to secure an amount in excess of $50,000 without the consent of the Minister of Finance of Bermuda; (3) the acquisition of securities created or issued by, or any interest in, any local company or business, other than certain types of Bermuda government securities of another 'exempted' company, partnership or other corporation resident in Bermuda but incorporated abroad; or (4) the carrying on of business of any kind in Bermuda, except in furtherance of the business of the Company carried on outside Bermuda or under a license granted by the Minister of Finance of Bermuda.

                           CERTAIN TAX CONSIDERATIONS

     The following discussion is a summary of certain anticipated tax consequences of the operations of the Company and of an investment in the Class A Common Stock under United States federal income tax laws and Bermuda tax laws. The discussion does not deal with all possible tax consequences relating to the Company's operations or to an investment in the Class A Common Stock. In particular, the discussion does not address the tax consequences under state, local and other (e.g., non-United States federal, non-Bermuda) tax laws. Accordingly, each prospective investor should consult his or her tax advisor regarding the tax consequences of an investment in the Class A Common Stock. The discussion is based upon laws and relevant interpretations thereof in effect as of the date of this Prospectus, all of which are subject to change. In this section of the Prospectus, the term the 'Company' includes only CME.

BERMUDA TAXATION

     In the opinion of Conyers, Dill & Pearman, Bermuda counsel to the Company, the following discussion correctly describes certain tax consequences to the Company with respect to the Offering and with respect to ownership of shares of Class A Common Stock under Bermuda law.

     At the date hereof, there is no Bermuda income, corporation or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by the Company or holders of Class A Common Stock other than such holders ordinarily resident in Bermuda. The Company is not subject to stamp or other similar duty on the issue, transfer or redemption of its shares of Class A Common Stock.

     The Company has obtained an assurance from the Minister of Finance of Bermuda under the Exempted Undertaking Tax Protection Act 1966 that, in the event there is enacted in Bermuda any legislation imposing tax computed on profits or income or computed on any capital assets, gain or appreciation or any tax in the nature of estate duty or inheritance tax, such tax shall not be applicable to the Company or to its operations, or to the shares, debentures or other obligations of the Company until March 28, 2016 except insofar as such tax applies to persons ordinarily resident in Bermuda and holding such shares, debentures or other obligations of the Company or any real property or leasehold interests in Bermuda owned by the Company. No reciprocal tax treaty affecting the Company exists between Bermuda and the United States.

     As an exempted company, the Company is liable to pay in Bermuda a registration fee based upon its authorized share capital and the premium on its issued shares at a rate not exceeding $25,000 per annum.

UNITED STATES FEDERAL INCOME TAXATION

     In the opinion of Rosenman & Colin LLP, United States counsel to the Company, the following correctly describes certain United States federal income tax consequences to the Company and to a United States person (i.e., a United States citizen or resident, a United States corporation, a United States partnership, or an estate or trust subject to United States federal income tax on all of its income regardless of source (a 'United States Investor')) making an investment in the Class A Common Stock. The following discussion does not generally address the tax consequences to a person who holds (or will hold), directly or indirectly, shares in the Company giving the holder the right to exercise 10% or more of the total voting power of the Company 's outstanding stock (a '10% Shareholder') or to persons who are not United States Investors. Non-United States Investors and 10% Shareholders are advised to consult their own tax advisors regarding the tax considerations incident to an investment in the Class A Common Stock. In addition, the summary does not address the United States federal income tax treatment of certain types of United States Investors (e.g., individual retirement and other tax-deferred accounts, life insurance companies, tax-exempt organizations, dealers in securities or currencies, and persons whose functional currency is not the United States dollar) who may be subject to tax rules that differ significantly from those summarized below. The discussion below as it relates to United States federal income tax consequences is based upon the provisions of the Internal Revenue Code of 1986, as amended (the 'Code'), and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified so as to result in United States federal income tax consequences different from those discussed below. Prospective investors are advised to consult their own tax advisors with respect to their particular circumstances and with respect to the effect of state, local or foreign tax laws to which they may be subject.

  Taxation of the Company and its Subsidiaries

     In general, the Company and its foreign (non-United States) Subsidiaries will be subject to United States federal income tax only to the extent they have income which has its source in the United States or is effectively connected with a United States trade or business. It is anticipated that the Company and its foreign Subsidiaries will derive substantially all of their income from foreign sources and that none of their income will be effectively connected with a United States trade or business. In addition, it is anticipated that any United States source income of the Company will be derived solely from tax-exempt municipal securities the interest on which will be exempt from United States federal income taxation. As a result, the Company and its foreign Subsidiaries should not be subject to United States federal income taxation. On the other hand, the domestic (United States) Subsidiaries of the Company will be subject to United States federal income taxation on their worldwide income (regardless of source), subject to reduction by allowable foreign tax credits, and distributions by such United States Subsidiaries to the Company or its foreign Subsidiaries generally will be subject to United States withholding taxes.

  Taxation of Shareholders

     A United States Investor receiving a distribution on the Class A Common Stock generally will be required to include such distribution in gross income as a taxable dividend to the extent such distribution is paid from the current or accumulated earnings and profits of the Company as determined under United States federal income tax principles. Distributions in excess of the earnings and profits of the Company generally will first be treated, for United States federal income tax purposes, as a nontaxable return of capital to the extent of the United States Investor's basis in the Class A Common Stock and then as gain from the sale or exchange of a capital asset, provided that the Class A Common Stock constitutes a capital asset in the hands of the United States Investor. Dividends received on the Class A Common Stock by United States corporate shareholders will not be eligible for the corporate dividends received deduction.

     A United States Investor will be entitled to claim a foreign tax credit with respect to income received from the Company only for foreign taxes (such as withholding taxes), if any, imposed on dividends paid to such United States Investor and not for taxes, if any, imposed on the Company or on any entity in which the Company has made an investment. (Special rules may apply, however, in the case of a United States corporation that is a 10% Shareholder.) It is not anticipated, however, under current Bermuda law that any such withholding taxes would be imposed by Bermuda on distributions made by the Company to a United States Investor. Distributions with respect to the Class A Common Stock that are taxable as dividends generally will constitute income from sources without the United States for purposes of determining the limitation on the allowable foreign tax credits. The overall limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by the Company to United States Investors generally will constitute 'passive income' for purposes of applying the foreign tax credit limitations.

     With certain exceptions, gain or loss on the sale or exchange of the Class A Common Stock will be treated as United States source gain or loss and will be capital gain or loss if the Class A Common Stock is held as a capital asset. Such capital gain or loss generally will be long-term capital gain or loss if the United States Investor's holding period for the Class A Common Stock is more than one year at the time of the sale or exchange.

     Various Code provisions impose special taxes in certain circumstances on United States or foreign corporations and their United States stockholders. The following is a summary of certain provisions which could have an adverse impact on the Company and the United States Investors.

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
  Personal Holding Companies

     A corporation that is a personal holding company ('PHC') is subject to a 39.6% tax on its undistributed personal holding company income. In general, a PHC is a corporation (i) more than 50% of the stock of which measured by value is owned, directly or indirectly, by five or fewer individuals (without regard to their citizenship or residence) and (ii) which receives 60% or more of gross income, as specifically adjusted, from certain passive sources. For purposes of this ownership test, pension plans and certain other tax-exempt organizations are treated as 'individuals'. For purposes of this gross income test, income of a foreign corporation means generally only taxable income derived from United States sources or income that is effectively connected with a United States trade or business.

     After the Offering, it is not likely that more than 50% of the outstanding shares of the Common Stock of the Company or of the shares of its corporate Subsidiaries by value will be owned, directly or indirectly, by five or fewer individuals. In any event, since it is anticipated that the Company and its foreign corporate Subsidiaries will derive substantially all of their income from foreign sources that will not be effectively connected with a United States trade or business, and that any United States source income of the Company will be derived solely from tax-exempt municipal securities, the interest on which will be excluded from gross income for United States federal income tax purposes, the Company believes that neither the Company nor any of such Subsidiaries will satisfy the foregoing income test and therefore none of them should be classified as a PHC. In addition, since it is anticipated that the Company's United States Subsidiaries will derive most or all of their income from non-passive sources, the Company further believes that such Subsidiaries will not satisfy the foregoing income test and, thus, will not be classified as PHCs. The Company intends to manage its affairs and the affairs of its Subsidiaries so as to attempt to avoid or minimize the imposition of the personal holding company tax, to the extent consistent with its other business goals.

  Foreign Personal Holding Companies

     In general, if the Company or any of its foreign corporate Subsidiaries were to be classified as a foreign personal holding company ('FPHC'), the undistributed foreign personal holding company income (generally, the taxable income, with certain adjustments) of the Company or such Subsidiary would be imputed to all of the United States Investors who were deemed to hold the Company's stock or the stock of such Subsidiary on the last day of its taxable year. Such income would be taxable to such persons as a dividend, even if no cash dividend were actually paid. United States Investors who dispose of their Class A Common Stock prior to such date generally would not be subject to tax under these rules. In certain circumstances, if the Company were to become an FPHC, United States Investors who acquire Class A Common Stock from decedents would be denied the step-up of the income tax basis for such Class A Common Stock to fair market value at the date of death which would otherwise have been available and instead would have a tax basis equal to the lower of the fair market value or the decedent's basis.

     A foreign corporation will be classified as an FPHC if (i) five or fewer individuals, who are United States citizens or residents, directly or indirectly, own more than 50% of the corporation's stock (measured by either voting power or value, as opposed to only value, as in the case of the PHC ownership test, described above) (the 'stockholder test') and (ii) the corporation receives at least 60% of its gross income (regardless of source), as specifically adjusted, from certain passive sources (the 'income test'). After a corporation becomes an FPHC, the income test percentage for each subsequent taxable year generally is reduced to 50%.

     Immediately after the Offering, it is likely that five or fewer individuals who are United States citizens or residents will, directly or indirectly, own a beneficial interest of more than 50% of the voting power of the outstanding Common Stock of the Company and of the shares of certain of its foreign corporate Subsidiaries for purposes of the FPHC rules. Accordingly, the Company believes that the stockholder test will likely be met immediately after the Offering with respect to the Company and such Subsidiaries. The Company believes, however, that none of its foreign corporate Subsidiaries (except possibly for CME BV) should be classified as an FPHC because each of these Subsidiaries should not

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
satisfy the foregoing income test. The Company also believes that CME BV, an indirect wholly-owned subsidiary of the Company organized to hold and operate the Company's investments in its Central and Eastern European and German broadcast operations, should not satisfy the income test and should not be an FPHC because it will derive most of its gross income from its equity interest in entities that the Company believes are treated as partnerships for United States federal income tax purposes. In particular, while differing conclusions are possible and, therefore, the conclusion is not free from doubt, the Company has been advised by Rosenman & Colin LLP that Nova TV is likely to be treated as a partnership and not an association taxable as a corporation for United States federal income tax purposes. As a result, the income of such entity (as well as other entities owned by CME BV that the Company believes are treated as partnerships for United States federal income tax purposes) should 'flow through' to CME BV, and the Company believes that substantially all of such income will not be considered passive income for purposes of the FPHC rules. If, on the other hand, these entities were considered to be corporations and not partnerships for United States federal income tax purposes, then distributions, if any, to CME BV from these entities out of their current or accumulated earnings and profits would result in passive income to CME BV and may cause CME BV to be treated as an FPHC.

     In addition, it is anticipated that the Company would retain a portion of the proceeds of the Offering and invest such proceeds solely in tax-exempt municipal securities the interest income from which will be excluded from the Company's gross income for United States federal income tax purposes or other securities that would not generate passive income for purposes of the FPHC rules. The Company expects to use such proceeds (as well as the income derived therefrom) to pay its ongoing operating expenses. The anticipated tax-exempt income from the investment of such proceeds should not constitute passive income for purposes of the FPHC rules. As a result, the Company does not believe that it will be an FPHC under these rules.

     While the Company currently believes that neither it nor any of its foreign corporate Subsidiaries would be classified as an FPHC, it is possible that the Company or one or more of such Subsidiaries would meet the foregoing income test in a given taxable year and would qualify as an FPHC for that year. In this connection, proposed Treasury Regulations were recently issued that generally permit a taxpayer to elect (subject to certain limitations) whether an entity is treated as a partnership or a corporation for United States federal income tax purposes. These proposed Treasury Regulations also provide that the claimed classification of an entity in existence prior to the issuance of final regulations would be respected (subject to certain limitations). If (as expected) these proposed regulations are finalized without significant modifications, the Company believes that the classification of any existing entity that the Company has been treating as a partnership for United States federal income tax purposes should be respected. As indicated above, if the classification of any such entity owned by CME BV is so respected, then neither CME BV nor any such entity should be treated as an FPHC under the foregoing rules. Also, the Company intends, to the extent possible and to the extent consistent with its other business goals, to elect partnership treatment for entities formed after such final regulations are issued and/or otherwise attempt to manage its affairs and the affairs of its Subsidiaries so as to attempt to avoid or minimize having income that would be imputed to the United States Investors under these rules.

  Passive Foreign Investment Companies

     If 75% or more of the gross income of the Company (taking into account, under an income 'look-through' rule, the Company's pro rata share of the gross income of any company of which the Company is considered to own 25% or more of the stock by value) in a taxable year is passive income, or if at least 50% of the average percentage of assets of the Company (generally determined based upon the fair market value or, if the Company were a controlled foreign corporation (see discussion below), based upon the adjusted tax bases of the Company's assets, also taking into account, under an asset 'look-through' rule, the Company's pro rata share of the assets of any company of which the Company is considered to own 25% or more of the stock by value) in a taxable year produce or are held for the production of passive income, the Company would be classified as a 'passive foreign investment company' ('PFIC') for that taxable year and generally for all subsequent taxable years. Passive income for purposes of the PFIC rules generally includes dividends, interest and other types of investment income and generally would include amounts derived by reason of the temporary investment of funds raised in the Offering. If the Company were a PFIC, each shareholder who was a United States Investor (regardless of the percentage of stock owned) would, upon certain distributions by the Company and upon disposition of the Class A Common Stock at a gain, be liable to pay tax plus an interest charge. The tax would be determined by allocating such distribution or gain ratably to each day of the United States Investor's holding period for the Class A Common Stock. The amount allocated to years prior to the taxable year of the distribution or disposition would be taxed at the highest marginal rates for ordinary income for such years (if the Company was a PFIC during such years). The United States Investor would also be liable for interest on the amount of such additional tax due with respect to such prior years in which the Company was a PFIC. The amount allocated to the current taxable year and any non-PFIC years would be taxed in the same manner as other ordinary income earned in the current taxable year.

     Under certain circumstances, if the Company were to become a PFIC, distributions and dispositions in respect of shares in a direct or indirect foreign corporate Subsidiary of the Company may be attributed in whole or in part to a United States Investor, and such United States Investor may be taxed under the PFIC rules with respect to such distributions or dispositions.

     If the Company were to become a PFIC, United States Investors who acquire Class A Common Stock from decedents could be denied the step-up of the income tax basis for such Class A Common Stock to fair market value at the date of death which would otherwise have been available and instead could have a tax basis equal to the lower of the fair market value or the decedent's basis.


     The above results can be eliminated if a United States Investor elects to treat the Company as a 'qualified electing fund' ('QEF') for United States federal income tax purposes. A stockholder of a QEF is required for each taxable year to include in income a pro rata share of the ordinary income of the QEF as ordinary income and a pro rata share of the net capital gain of the QEF as long-term capital gain. If a United States Investor in a PFIC has made a QEF election for all years that such United States Investor has held Class A Common Stock, gain on the sale of such stock generally will be characterized as capital gain and the denial of basis step-up at death and the interest charge (as well as the other PFIC tax consequences) described above would not apply.

     The Company believes that it is not now a PFIC and intends to manage its business so as to attempt to avoid PFIC status in the future. The Company will notify United States Investors in the event that it concludes that it will be treated as a PFIC for any future taxable year to enable United States Investors to consider whether to elect to treat the Company as a QEF for United States federal income tax purposes. In addition, the Company will, at the request of a United States Investor who elects to have the Company treated as a QEF, comply with the applicable information reporting requirements.

  Controlled Foreign Corporations

     If 10% Shareholders, who are also United States persons, own, in the aggregate, directly or indirectly, more than 50% (measured by voting power or value) of the shares of a foreign corporation, that foreign corporation would be a controlled foreign corporation ('CFC'). If a foreign corporation were characterized as a CFC, then some portion of the undistributed income of the foreign corporation may be imputed to such 10% Shareholders, and some portion of the gains recognized by such 10% Shareholders on the disposition of their shares in the foreign corporation (which would otherwise qualify for capital gains treatment) may be converted into ordinary dividend income. After the Offering, it is likely that 10% Shareholders who are also United States persons would be deemed to own more than 50% of the voting power of the outstanding Common Stock of the Company and, thus, that the Company would be characterized as a CFC. If the Company were to be classified as a CFC, however, the CFC rules referred to above would only apply with respect to such 10% Shareholders. In future years, the Company would continue to be characterized as a CFC as long as 10% Shareholders who were also United States persons were deemed to own more than 50% of the voting power or value of the Company's outstanding Common Stock. In addition, as discussed above, if the Company were a

CFC, the asset test to determine whether the Company would be a PFIC would be made by comparing the relative adjusted tax bases of the Company's assets and not the relative fair market values of such assets, making it more difficult for the Company to manage its affairs so as to avoid PFIC status.

  United States Backup Withholding and Information Reporting

     The receipt of dividends on the Class A Common Stock by a holder of the Class A Common Stock (i) made by mail or wire transfer to an address in the United States, (ii) made by a paying agent, broker or other intermediary in the United States or (iii) made by a United States broker or a 'United States-

related' broker to such holder outside the United States may be subject to United States information reporting requirements. Holders of Class A Common Stock who are not United States persons ('non-United States holders') generally would be exempt from these reporting requirements, but may be required to comply with certification and identification procedures in order to prove their exemption. Treasury regulations currently in effect do not require backup withholding with respect to dividends paid by a foreign corporation such as the Company.

     The payment of the proceeds of the disposition of Class A Common Stock by a holder to or through the United States office of a broker generally will be subject to information reporting and backup withholding at a rate of 31% unless the holder either certifies its status as a non-United States holder under penalties of perjury or otherwise establishes an exemption. The payment of the proceeds of the disposition by a holder of Class A Common Stock to or through a non-United States office of a broker will generally not be subject to backup withholding and information reporting. Information reporting (but not backup withholding) may apply, however, to such a holder who sells a beneficial interest in Class A Common Stock through non-United States branch of a United States broker, or through a non-United States office of a 'United States-related' broker, in either case unless the holder establishes an exemption or the broker has documentary evidence in its files of the holder's status as a non-United States holder. For purposes of these rules, a 'United States-related' broker is a broker or other intermediary that is a controlled foreign corporation for United States federal income tax purposes or that is a foreign person 50% or more of the gross income from all sources of which, over a specified three-year period, is effectively connected with a United States trade or business.

     Any amounts withheld under the backup withholding rules from a payment to a holder will be refunded (or credited against the holder's United States federal income tax liability, if any) provided that the required information is furnished to the United States Internal Revenue Service.

                        SHARES ELIGIBLE FOR FUTURE SALE


     Upon completion of the Offering, the Company will have a total of 22,322,301 shares of capital stock outstanding (22,922,301 shares if the Underwriters' over-allotment option is exercised in full). Of the shares, 13,936,958 shares of Class A Common Stock (14,536,958 shares if the Underwriters' over-allotment option is exercised in full) will be freely tradeable without restriction or registration under the Securities Act. 9,700 shares of Class A Common Stock are subject to volume restrictions under the Securities Act. All of the remaining 8,375,643 shares of capital stock are 'restricted' securities as that term is defined by Rule 144 as promulgated under the Securities Act, of which 7,261,779 shares currently may be sold under Rule 144 volume restrictions. In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated), including an affiliate, is entitled to sell in 'broker's transactions' or to market makers, within any three-month period, a number of shares that does not exceed the greater of (i) 1% of the then outstanding shares of Class A Common Stock or (ii) the average weekly trading volume in the shares of Class A Common Stock during the four calendar weeks preceding the filing of a Form 144 with respect to such sale, provided that at least two years have elapsed since such shares were acquired from the Company and subject to certain other limitations and restrictions. A person who is not deemed to have been an affiliate of the Company at any time during the three months preceding a sale would be entitled to sell such shares under Rule 144(k) without regard to the requirements described above, provided that at least three years have elapsed since the shares were acquired from the Company. Sales of 'restricted securities' by affiliates, even after a three-year holding period, are subject to the volume limitations described above.

     The Company and certain of the Company's officers, directors and shareholders holding an aggregate of 347,046 shares of Class A Common Stock, 5,915,382 shares of Class B Common Stock and warrants to purchase up to 350,000 additional shares of Class A Common Stock have agreed that, for a period of 120 days after the date of this Prospectus, they will not, directly or indirectly, offer, sell, offer to sell, contract to sell, grant any option to purchase or otherwise sell or dispose (or announce any offer, sale, offer of sale, contract of sale, grant of any option to purchase or other sale or disposition) of any shares of Class A Common Stock or Class B Common Stock or any securities convertible into, exchangeable or exercisable therefor, except shares purchased in the public market and grants and exercises of options under the 1994 Stock Option Plan and the 1995 Stock Option Plan, without the prior written consent of the Representatives on behalf of the Underwriters. For a description of the restriction on sales contained in the Underwriting Agreement relating to the Offering, see 'Underwriting.'

     Following the Offering, sales of substantial amounts of Class A Common Stock (including shares of the Class A Common Stock issuable upon the conversion of the Class B Common Stock or the exercise of options) in the public market under Rule 144 or otherwise, or even the potential of such sales, could adversely affect the prevailing market price of the Class A Common Stock and impair the Company's ability to raise capital through the sale of equity securities. See 'Risk Factors--Shares Eligible For Future Sale.'

                                  UNDERWRITING

     The Underwriters named below have severally agreed, subject to certain conditions, to purchase from the Company the aggregate number of shares of Class A Common Stock set forth opposite their respective names:


                                                NUMBER OF
UNDERWRITER                                       SHARES
---------------------------------------------   ----------
Schroder Wertheim & Co. Incorporated.........
Prudential Securities Incorporated...........
Smith Barney Inc.............................
                                                ----------
                                                ----------
     TOTAL UNDERWRITERS......................    4,000,000
                                                ----------
                                                ----------



     The Underwriting Agreement provides that the several Underwriters are obligated to purchase all the 4,000,000 shares of Class A Common Stock offered hereby (other than shares of Class A Common Stock that may be purchased under the over-allotment option), if any are purchased. Schroder Wertheim & Co. Incorporated, Prudential Securities Incorporated and Smith Barney Inc., as representatives of the several Underwriters (the 'Representatives'), have advised the Company that the Underwriters propose to offer the shares of Class A Common Stock to the public initially at the public offering price set forth on the cover page of this Prospectus; that the Underwriters propose initially to
allow a concession not in excess of     % per share to certain dealers,
including the Underwriters; that the Underwriters and such dealers may initially
allow a discount of not in excess of     % per share to other dealers; and that
the public offering price and the concession and discount to dealers may be changed by the Representatives after the initial public offering.



     The Company has granted to the Underwriters an option, expiring at the close of business on the 30th day after the date of the Underwriting Agreement, to purchase up to an additional 600,000 shares of Class A Common Stock at the public offering price less underwriting discounts and commissions, all as set forth on the cover page of this Prospectus. The Underwriters may exercise the option only to cover over-allotments, if any, in the sale of shares of Class A Common Stock in the Offering. To the extent that the Underwriters exercise this option, each Underwriter will be committed, subject to certain conditions, to purchase a number of additional shares of Class A Common Stock proportionate to such Underwriter's initial commitment.



     The Company and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

     The Company and its directors, officers, certain 5% shareholders and certain other shareholders have agreed not to sell or otherwise dispose of any shares of Class A Common Stock or Class B Common Stock for a period of 120 days after the date of this Prospectus without the prior written consent of the Representatives.

     In connection with the Offering, certain Underwriters and selling group members who are qualifying registered market makers on the Nasdaq National Market may engage in passive market making transactions in the Class A Common Stock on the Nasdaq National Market in accordance with Rule 10b-6A under the Securities Exchange Act, during the two business day period before commencement of offers of sales of shares of the Class A Common Stock offered hereby. Passive market making transactions must comply with certain volume and price limitations and be identified as such. In general, a passive market maker may display its bid at a price not in excess of the highest independent bid for the security, and if all independent bids are lowered below the passive market maker's bid, then such bid must be lowered when certain purchase limits are exceeded.

                                 LEGAL MATTERS

     The validity of the shares of Class A Common Stock offered hereby will be passed upon by Conyers, Dill & Pearman, counsel for the Company. Certain legal matters will be passed upon for the Company by Rosenman & Colin LLP, United States counsel for the Company, and Conyers, Dill & Pearman, Bermuda counsel for the Company. Certain legal matters will be passed upon for the Underwriters by Akin, Gump, Strauss, Hauer & Feld L.L.P.

                                    EXPERTS

     The Consolidated Financial Statements of the Company included in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen & Co., independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                             AVAILABLE INFORMATION

     The Company is subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the 'Commission'). Reports, proxy statements and other information filed by the Company may be inspected at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Judiciary Plaza, Washington, DC 20549 and at certain regional offices of the Commission located at 7 World Trade Center, 13th Floor, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the Commission, Washington, DC 20549 at prescribed rates.

The Class A Common Stock is listed on the Nasdaq National Market and reports and other information concerning the Company may be inspected at the National Association of Securities Dealers, Inc. at 1735 K Street, NW, Washington, DC 20006. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission and the address of such site is (http://www.sec.gov).

     The Company has filed with the Commission a Registration Statement on Form S-3 under the Securities Act of 1933, as amended, with respect to the shares of Class A Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and the shares of Class A Common Stock offered hereby, reference is hereby made to such Registration Statement and to the exhibits and schedules thereto. The Registration Statement can be inspected without charge at the principal office of the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the Commission's Regional offices at 7 World Trade Center, 13th Floor, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549.

     Statements made in this Prospectus concerning the provisions of any document or agreement are not necessarily complete, and in each instance reference is made to the copy of the document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by this reference.

     The Company furnishes its shareholders with annual reports containing financial statements audited by its independent public accountants and files with the Securities and Exchange Commission quarterly reports containing unaudited financial information for each of the first three quarters of each fiscal year.

                     INFORMATION INCORPORATED BY REFERENCE

     The following documents filed by the Company with the Commission (File No. 0-24796) pursuant to the Exchange Act are incorporated herein by reference:

          1. The Company's Annual Report on Form 10-K and amendment to the Company's Annual Report on Form 10-K/A for the fiscal year ended December 31, 1995 filed pursuant to Section 13 of the Exchange Act.

          2. The Company's Quarterly Reports on Form 10-Q for the quarter ended March 31, 1996 and the quarter ended June 30, 1996, filed pursuant to
     Section 13 of the Exchange Act.

          3. The description of the Class A Common Stock contained in its Registration Statement on Form 8-A filed with the Commission on September 14, 1994.


          4. All reports and other documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of this Offering.

     Any statement incorporated herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, in a supplement to this Prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as to modified or superseded, to constitute a part of the Registration Statement or this Prospectus.

     The Company will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon the written or oral request of such person, a copy of any and all of the documents which are incorporated herein by reference (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into such document). Requests for such documents should be directed to the offices of the Company located at 18 D'Arblay Street, London W1V 3FP England, telephone number 44-171-292-7900.

                         INDEX TO FINANCIAL STATEMENTS

                                                                         PAGE
                                                                         ----
ANNUAL FINANCIAL STATEMENTS
  REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS............................    F-2
  CONSOLIDATED FINANCIAL STATEMENTS
     Consolidated Balance Sheets as of December 31, 1994 and 1995.....    F-3
     Consolidated Statements of Operations for the years ended
      December 31, 1993, 1994 and 1995................................    F-4
     Consolidated Statements of Shareholders' Equity (Deficit) for the
      period from December 31, 1992 to December 31, 1995..............    F-5
     Consolidated Statements of Cash Flows for the years ended
      December 31, 1993, 1994 and 1995................................    F-6
  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS..........................    F-7

INTERIM FINANCIAL STATEMENTS
  CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
     Consolidated Balance Sheet as of June 30, 1996...................   F-30
     Consolidated Statements of Operations for the six months ended
      June 30, 1995 and 1996..........................................   F-31
     Consolidated Statement of Shareholders' Equity (Deficit) for the
      six months ended June 30, 1996..................................   F-32
     Consolidated Statements of Cash Flows for the six months ended
      June 30, 1995 and 1996..........................................   F-33
  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS..........................   F-34

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders of Central European Media Enterprises Ltd.:

We have audited the accompanying consolidated balance sheets of Central European Media Enterprises Ltd. as of December 31, 1994 and 1995, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Central European Media Enterprises Ltd. as of December 31, 1994 and 1995, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1995, in conformity with United States generally accepted accounting principles.

                                          ARTHUR ANDERSEN & CO.

Hamilton, Bermuda
March 28, 1996

                    CENTRAL EUROPEAN MEDIA ENTERPRISES LTD.
                          CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 1994 AND 1995
                                    ($000S)

                                ASSETS
                                                                         DECEMBER 31,    DECEMBER 31,
                                                                             1994            1995
                                                                         ------------    ------------
CURRENT ASSETS:
  Cash and cash equivalents (Note 3)..................................     $ 42,002        $ 53,210
  Investments in marketable securities (Note 3).......................        7,725          10,652
  Restricted cash (Note 4)............................................        1,600           4,216
  Accounts receivable (net of allowances of $945, $1,105).............       13,660          32,475
  Program rights costs (Note 3).......................................        4,970           9,219
  Value-added tax recoverable.........................................           21             733
  Amount due from unconsolidated affiliate (Note 12)..................          115              --
  Advances to affiliates (Note 12)....................................          569             953
  Prepaid expenses....................................................          785           5,270
                                                                         ------------    ------------
      Total current assets............................................       71,447         116,728
INVESTMENT IN UNCONSOLIDATED AFFILIATES (Note 3)......................        7,317          12,433
LOANS TO AFFILIATES (Note 12).........................................           --           6,272
PROPERTY, PLANT & EQUIPMENT (net of depreciation of $3,477, $10,281)
  (Note 5)............................................................       31,219          51,699
PROGRAM RIGHTS COSTS (Note 3).........................................        1,484          10,496
BROADCAST LICENSE COSTS AND OTHER INTANGIBLES (net of amortization of
  $461, $1,007) (Note 3)..............................................        2,040           2,365
LICENSE ACQUISITION COSTS (net of amortization of $0, $54) (Note 3)...           --           4,723
GOODWILL (Note 3).....................................................           --           1,510
ORGANIZATION COSTS (net of amortization of $281, $507) (Note 3).......          503           1,337
DEVELOPMENT COSTS (net of allowance of $985, $4,373) (Note 3).........        1,190          10,127
DEFERRED TAXES (Note 7)...............................................           --             559
OTHER ASSETS (Note 6).................................................          132           3,778
                                                                         ------------    ------------
      Total assets....................................................     $115,332        $222,027
                                                                         ------------    ------------
                                                                         ------------    ------------
                 LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable....................................................     $  5,819        $ 12,956
  Accrued liabilities.................................................        3,420           9,804
  Duties and other taxes payable......................................        1,192             288
  Income taxes payable................................................        2,428          15,946
  Current portion of obligations under capital lease (Note 11)........        1,380           2,111
  Current portion of credit facilities (Note 9).......................        3,922           2,661
  Advances from affiliates (Note 12)..................................           --           2,687
                                                                         ------------    ------------
      Total current liabilities.......................................       18,161          46,453
DEFERRED INCOME TAXES (Note 7)........................................          903           2,317

OBLIGATIONS UNDER CAPITAL LEASE (Note 11).............................        9,948           8,747
LONG-TERM PORTION OF CREDIT FACILITIES (Note 9).......................       10,842           6,766
SHAREHOLDER LOAN (Note 8).............................................        6,500              --
OTHER LIABILITIES.....................................................           --             173
MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES........................        6,347          18,635
SHAREHOLDERS' EQUITY:
  Preferred Stock, $0.01 par value: authorized: 5,000,000 shares;
    issued and outstanding: none......................................           --              --
  Class A Common Stock, $0.01 par value: authorized:
    30,000,000 shares; issued and outstanding:
      5,942,203 at December 31, 1994 and 10,294,549 shares at December
       31, 1995.......................................................           59             103
  Class B Common Stock, $0.01 par value: authorized:
    15,000,000 shares; issued and outstanding:
      8,078,297 shares................................................           81              81
  Additional paid-in capital..........................................       94,956         187,997
  176,872 Class A Treasury stock of $0.01 par value...................           --          (2,476)
                                                                         ------------    ------------
                                                                             94,956         185,521
  Deferred stock compensation charge (Note 14)........................       (3,334)             --
  Accumulated deficit.................................................      (29,265)        (48,001)
  Cumulative currency translation adjustment..........................          134           1,232
                                                                         ------------    ------------
      Total shareholders' equity......................................       62,631         138,936
                                                                         ------------    ------------
      Total liabilities and shareholders' equity......................     $115,332        $222,027
                                                                         ------------    ------------
                                                                         ------------    ------------

                    CENTRAL EUROPEAN MEDIA ENTERPRISES LTD.
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                         ($000S, EXCEPT PER SHARE DATA)

                                                               FOR THE YEARS ENDED DECEMBER 31,
                                                               --------------------------------
                                                                 1993        1994        1995
                                                               --------    --------    --------
GROSS REVENUES..............................................   $     --    $ 64,389    $121,113
Discounts and agency commissions............................         --     (10,823)    (22,194)
                                                               --------    --------    --------
NET REVENUES................................................         --      53,566      98,919

STATION EXPENSES:
  Other operating costs and expenses........................      1,658      21,907      29,881
  Amortization of programming rights........................        140      10,403      16,319
  Depreciation of station fixed assets and other
     intangibles............................................          4       3,773       7,251
                                                               --------    --------    --------
  Total station operating costs and expenses................      1,802      36,083      53,451
  Selling, general and administrative expenses..............        811       6,009       6,816

CORPORATE EXPENSES:
  Corporate operating costs and development expenses........      2,708       4,684      14,111
  Stock compensation charge (Note 14).......................         --       5,833         858
  Dutch capital registration tax (Note 7b)..................         --          --       1,375
                                                               --------    --------    --------
                                                                  2,708      10,517      16,344

OPERATING INCOME (LOSS).....................................     (5,321)        957      22,308

EQUITY IN LOSS OF UNCONSOLIDATED AFFILIATES (Notes 2
  and 13)...................................................     (3,671)    (13,677)    (14,816)
INTEREST AND OTHER INCOME...................................         64         179       1,238
INTEREST EXPENSE............................................       (140)     (1,992)     (4,959)
FOREIGN CURRENCY EXCHANGE GAIN (LOSS) (Note 3)..............       (176)       (245)        324
                                                               --------    --------    --------
Net income (loss) before provision for income taxes.........     (9,244)    (14,778)      4,095
Provision for income taxes (Note 7a)........................         --      (3,331)    (16,340)
                                                               --------    --------    --------
Net loss before minority interest...........................     (9,244)    (18,109)    (12,245)

MINORITY INTEREST IN INCOME (LOSS) OF CONSOLIDATED
  SUBSIDIARIES (Note 3).....................................        884      (2,396)     (6,491)
                                                               --------    --------    --------

Net Loss....................................................   $ (8,360)   $(20,505)   $(18,736)
                                                               --------    --------    --------
                                                               --------    --------    --------


PER SHARE DATA (Note 3)
Net loss per share..........................................                           $  (1.28)
                                                                                       --------
                                                                                       --------
Weighted average number of common shares outstanding
  (000s)....................................................                             14,678
                                                                                       --------
                                                                                       --------

                    CENTRAL EUROPEAN MEDIA ENTERPRISES LTD.
           CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT) FOR THE PERIOD FROM DECEMBER 31, 1992 TO DECEMBER 31, 1995
                                    ($000S)

                                 CLASS    CLASS                                                         CUMULATIVE
                                   A        B      ADDITIONAL                                            CURRENCY
                                 COMMON   COMMON    PAID-IN     TREASURY     DEFERRED     ACCUMULATED   TRANSLATION
                                 STOCK    STOCK     CAPITAL      STOCK     COMPENSATION   DEFICIT(1)    ADJUSTMENT    TOTAL
                                 ------   ------   ----------   --------   ------------   -----------   ----------   --------
BALANCE, December 31, 1992....    $ --     $ --     $    400    $    --       $   --       $    (400)     $   --     $     --
  Capital contributed by
    Shareholders..............      --       --       11,485         --           --              --          --       11,485
  Services contributed by
    Shareholders..............      --       --          615         --           --              --          --          615
  Foreign Currency Translation
    Adjustment................      --       --           --         --           --              --        (276)        (276)
  Net loss....................      --       --           --         --           --          (8,360)         --       (8,360)
                                 ------   ------   ----------   --------   ------------   -----------   ----------   --------

BALANCE, December 31, 1993....      --       --       12,500         --           --          (8,760)       (276)       3,464
  Capital contributed by
    Shareholders, net of
    related costs of $7,681...      59       81       73,120         --           --              --          --       73,260
  Services contributed by
    Shareholders..............      --       --          169         --           --              --          --          169
  Stock compensation charge
    (note 14).................      --       --        9,167         --       (3,334)             --          --        5,833
  Foreign Currency Translation
    Adjustment................      --       --           --         --           --              --         410          410
  Net loss....................      --       --           --         --           --         (20,505)         --      (20,505)
                                 ------   ------   ----------   --------   ------------   -----------   ----------   --------

BALANCE, December 31, 1994....      59       81       94,956         --       (3,334)        (29,265)        134       62,631
  Capital contributed by
    Shareholders including
    $6,500 loan converted,
    less related costs of
    $5,426....................      44       --       93,041         --           --              --          --       93,085
  Stock compensation charge
    Charge....................      --       --           --         --          858              --          --          858
    Reduction in stock
      compensation charge
      (note 14)...............      --       --           --      (2,476)      2,476              --          --           --
  Foreign Currency Translation
    Adjustment................      --       --           --         --           --              --       1,098        1,098
  Net loss....................      --       --           --         --           --         (18,736)         --      (18,736)
                                 ------   ------   ----------   --------   ------------   -----------   ----------   --------
BALANCE, December 31, 1995....    $103     $ 81     $187,997    $ (2,476)     $   --       $ (48,001)     $1,232     $138,936
                                 ------   ------   ----------   --------   ------------   -----------   ----------   --------

                                 ------   ------   ----------   --------   ------------   -----------   ----------   --------

------------------
(1) Of the accumulated deficit of $48,001,000 at December 31, 1995, $32,381,000 represents loss in unconsolidated affiliates.

                    CENTRAL EUROPEAN MEDIA ENTERPRISES LTD.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                    ($000S)

                                                               FOR THE YEARS ENDED DECEMBER 31,
                                                               --------------------------------
                                                                 1993        1994        1995
                                                               --------    --------    --------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Loss....................................................   $ (8,360)   $(20,505)   $(18,736)
Adjustments to reconcile net loss to net cash used in
  operating activities:
  Equity in loss of unconsolidated affiliates...............      3,671      13,677      14,816
  Depreciation & amortization...............................        144      14,176      23,705
  Minority interest in income (loss) of consolidated
    subsidiaries............................................       (884)      2,396       6,491
  Services contributed by shareholders......................        615         169          --
  Valuation allowance for license development costs.........         --         985       3,388
  Compensation charge.......................................         --       5,833         858
Changes in assets & liabilities
  Accounts receivable.......................................       (425)    (12,950)    (18,176)
  Related party receivable..................................         --         263         115
  Program rights costs......................................     (1,008)    (13,417)    (24,040)
  VAT recoverable...........................................     (1,050)      1,121        (710)
  Dividends paid to minority shareholders...................         --          --        (612)
  Advances to affiliates....................................         --          --        (337)
  Production costs..........................................       (355)        355          --
  Prepaid expenses..........................................        (44)       (673)     (1,780)
  Other assets..............................................       (119)         (5)     (3,639)
  Accounts payable..........................................      2,840         646       1,180
  Accrued liabilities.......................................        693       2,698       6,197
  Income & other taxes payable..............................        228       3,699      13,223
  Other liabilities.........................................        228          --          --
                                                               --------    --------    --------
    Net cash from (used in) operating activities............     (3,826)     (1,532)      1,943
                                                               --------    --------    --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Investments in unconsolidated affiliates..................     (5,370)    (19,268)    (19,220)
  Investments in marketable securities......................         --      (7,725)     (2,927)
  Restricted cash...........................................       (501)     (1,072)     (2,616)
  Acquisition of fixed assets...............................     (8,207)    (13,298)    (23,196)
  Purchase of business......................................         --          --      (1,510)
  Payments for license acquisition costs....................         --          --      (4,777)
  Payments for organization costs...........................       (717)         --      (1,032)
  Payments for broadcast license costs and other
    intangibles.............................................     (1,610)       (790)       (760)
  Development costs.........................................         --      (2,175)    (12,325)
                                                               --------    --------    --------
    Net cash used in investing activities...................    (16,405)    (44,328)    (68,363)
                                                               --------    --------    --------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Current portion of credit facilities......................         --       3,922      (1,474)
  Long-term portion of credit facilities....................         --      10,476      (4,666)
  Payments under capital lease..............................         --          --      (1,570)
  Advances to affiliates....................................       (815)     (1,396)     (6,272)
  Advances received from affiliates.........................      1,036       7,457       2,687
  Loans received from affiliates............................      5,142       3,546          --
  Repayments of loans from affiliates.......................         --      (7,216)         --
  Repayment of advances by affiliates.......................         --      (9,336)         --
  Shareholder loan..........................................         --       6,500          --
  Capital contributed by shareholders.......................     11,485      73,260      86,585
  Long-term payables........................................         --          --         173
  Investments by minority shareholders in consolidated
    subsidiaries............................................      4,589          --       2,000
                                                               --------    --------    --------
    Net cash provided by financing activities...............     21,437      87,213      77,463
                                                               --------    --------    --------
IMPACT OF EXCHANGE RATE FLUCTUATIONS ON CASH................       (276)       (281)        165
                                                               --------    --------    --------
    Net increase in cash and cash equivalents...............        930      41,072      11,208
CASH AND CASH EQUIVALENTS, beginning of period..............         --         930      42,002
                                                               --------    --------    --------
CASH AND CASH EQUIVALENTS, end of period....................   $    930    $ 42,002    $ 53,210
                                                               --------    --------    --------
                                                               --------    --------    --------
SUPPLEMENTAL INFORMATION
  Cash paid for interest....................................   $     --    $  1,891    $  4,942
                                                               --------    --------    --------
                                                               --------    --------    --------
  Income taxes..............................................   $     --    $     --    $  2,922
                                                               --------    --------    --------
                                                               --------    --------    --------

                          CENTRAL EUROPEAN MEDIA LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 1994 AND 1995

1. ORGANIZATION AND BUSINESS

     Central European Media Enterprises Ltd., a Bermuda corporation ('CME'), was formed in June 1994. Through its predecessors, CME has been in operation since 1991. CME, together with its subsidiaries (CME and its subsidiaries are collectively referred to as the 'Company') develops, owns and operates private, commercial television and radio stations in the newly emerging markets of Central and Eastern Europe, and regional commercial television stations in Germany. The Company makes investments through its wholly-owned subsidiary, CME Media Enterprises B.V. ('CME BV').

     In the Czech Republic, the Company owns a 66% interest in Ceska Nezavisla Televizni Spolecnost s.r.o. ('Nova TV'), which broadcasts as the only private national television station.

     In Romania, the Company has a 77.5% equity interest in Media Pro International (known as 'PRO TV'), a national television network. The Company's partners hold options which, if exercised, would reduce the Company's interest to not less than 66%. PRO TV was launched on December 1, 1995.

     In Slovenia, the Company together with Boutique MMTV d.o.o. Ljubljana ('MMTV') and Tele 59 d.o.o. Maribor ('Tele 59'), (MMTV and Tele 59 are together referred to as the 'Slovenian Broadcasters') created Produkcija Plus d.o.o. ('POP TV'). POP TV was launched on December 15, 1995 and provides programming to the Slovenian Broadcasters and sells national advertising. POP TV is not a broadcaster, but operates as a television network. The Company owns 58% of the equity of POP TV, but has an effective economic interest of 72% as a result of its 10% equity and 33% economic interest of MMTV and of Tele 59, each of which have a 21% interest in POP TV.

     In Germany, the Company owns a 48.48% interest, in PULS (formerly known as 1A Berlin), a regional television station based in Berlin based on its commitments to fund capital calls; in April 1994, the Company obtained a 50% non-controlling interest in Franken Funk & Fernsehen GmbH ('FFF'), which owns 74.8% of a regional television station in Nuremberg, Germany. The Company's investments in both of these companies are accounted for under the equity method.

     In the Czech Republic, the Company entered into loan and consulting agreements with Radio Nova Alfa ('Radio Alfa'), one of two Czech Republic national radio broadcasters. Subject to the approval of the Czech Radio and Television Council, the Company's loan and consulting agreements may be converted into an equity interest in Radio Alfa of up to 46%. Radio Alfa was relaunched under the name of Radio Nova Alfa in October 1995.

     The Company continues to pursue and develop opportunities for television and radio broadcasting throughout Central and Eastern Europe, and on a regional basis in Germany.


     The accompanying consolidated financial statements represent the financial statements of the entities formed since 1991, presented as of December 31, 1995 and 1994, and for each of the three years in the period ended December 31, 1995.

2. FINANCING OF OPERATING AND CAPITAL NEEDS

     In 1994, the Company raised cash contributions of $73,260,000 from shareholders, primarily from its initial public offering, which raised $76,475,000 from the issue of 5,462,500 shares of Class A Common Stock, less underwriting costs and issue and other related expenses of approximately $7,681,000.

     In 1995, the Company raised cash contributions of $92,000,000 from shareholders, less underwriting costs and issue and other related expenses of approximately $5,426,000, from the issue of 4,000,000 shares of Class A Common Stock.

                          CENTRAL EUROPEAN MEDIA LTD.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

                           DECEMBER 31, 1994 AND 1995

2. FINANCING OF OPERATING AND CAPITAL NEEDS--(CONTINUED)
     Proceeds from the above public offerings have been used to fund the Company's activities and to repay certain loans and advances from affiliates. The Company had cash of $42,002,000 and $53,210,000 and marketable securities of $7,725,000 and $10,652,000 at December 31, 1994 and 1995, respectively, to enable it to finance its future activities.

     For the years ended December 31, 1994 and 1995, Nova TV generated profits of $7,045,000 and $23,086,000, respectively, after interest and tax. On June 23, 1995, Nova TV declared a dividend of Kc 53,000,000 ($2,010,000). This amount reflects the 1994 net income of Nova TV less 1993 losses and a 10% reserve from the 1994 net income which, under Czech law, cannot be distributed to shareholders. In accordance with Nova TV's shareholders' agreement, the Company received Kc 37,000,000 ($1,398,000) of the distribution. In March 1996, Nova TV declared a dividend of Kc 330,000,000 ($12,406,000) to be paid in equal installments of Kc 165,000,000 ($6,203,000) in May and November of 1996 (refer to Note 15).

     Other entities included in the accompanying consolidated financial statements incurred operating losses, and the Company expects them to continue to incur operating losses in developing their operations.

     Future capital commitments and operating requirements for Nova TV, PRO TV, POP TV, PULS, FFF, Radio Alfa and the Company's corporate operations, as well as management's plans with regard to meeting those commitments, are as follows:

  Nova TV

     At December 31, 1994, the Company had contributed Kc 264,000,000 ($9,265,000) to Nova TV. No additional funding was provided to Nova TV during

1995. The entity is expected to be able to fund its future operations from cash generated from operations and available borrowing facilities. Accordingly, the Company does not presently anticipate that it will need to provide further financing.

  PRO TV

     PRO TV generated a loss of $699,000 for the year ended December 31, 1995 after interest and tax and is expected to be able to fund its future operations from a combination of cash generated from the business, additional funding from the Company and debt financing. At December 31, 1995, the Company had contributed $12,732,000 to PRO TV and is obliged to provide a further $7,268,000. Additionally, the Company is committed to funding any outstanding liabilities of an affiliated entity at December 31, 1996 in connection with the reorganization of that entity, estimated not to be in excess of $2,400,000 (refer to 'Dividends from consolidated subsidiaries and unconsolidated affiliates' below). The Company may make additional debt funding for the operations of the business and capital needs, if necessary, which is expected to be ultimately replaced by third party debt financing.

  POP TV and the Slovenian Broadcasters

     For the year ended December 31, 1995, POP TV generated a loss of $3,683,000 after interest and tax and is expected to be able to fund its future operations from cash generated from the business and debt financing. At December 31, 1995, the Company had contributed $18,275,000 to POP TV and the Slovenian Broadcasters, consisting of $9,600,000 and $1,030,000 of equity, respectively, and $7,645,000 as a loan from the Company. POP TV intends to obtain debt financing which is to be used to repay the loan from the Company.

                          CENTRAL EUROPEAN MEDIA LTD.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

                           DECEMBER 31, 1994 AND 1995

2. FINANCING OF OPERATING AND CAPITAL NEEDS--(CONTINUED)
  PULS

     At December 31, 1995, the Company had contributed $33,687,000 to PULS. Management estimates that DM 12,000,000 ($8,392,000) in funding will be required during 1996 of which DM 5,000,000 was funded in March 1996. The Company's obligation to provide funding to PULS will be based on its decisions to participate in future capital calls. Funding beyond the percentage of ownership increases the Company's percentage of ownership and accordingly the Company's share of profits or losses.

  FFF

     In April 1994, the Company agreed to purchase a 50% non-controlling interest in FFF for DM 8,000,000 ($5,200,000). Additional funding of DM 2,000,000 ($1,300,000) and DM 7,000,000 ($4,895,000) was provided during 1994 and 1995, respectively. Management estimates that DM 3,000,000 ($2,100,000) in funding will be required during 1996 of which DM 1,000,000 ($699,000) was funded in March 1996. The Company's obligation to provide funding to FFF will be based on its decisions to participate in future capital calls.

  Radio Alfa

     In February 1995, the Company entered into loan and consulting agreements with Radio Alfa, one of two Czech Republic national radio broadcasters, which may be converted into up to 46% of equity subject to the approval of the Czech Radio and Television Council. As of December 31, 1995 the Company has advanced Kc 79,000,000 ($2,970,000) in loans to Radio Alfa. Radio Alfa generated a loss of Kc 69,275,000 ($2,607,000) for the year ended December 31, 1995 after interest and tax. The company provided an additional $739,000 to Radio Alfa in January 1996 as a loan.

  Corporate Operations

     The Company has reached agreements with regard to broadcast licenses in the Slovak Republic, Budapest, Hungary, and Kiev, Ukraine and is seeking licenses in other areas ( refer to Note 11). Funding of the operations currently under the Company's control, together with funding which would be required if the Company were successful in other areas of Europe, may require the Company to seek to raise substantial capital beyond the amount which was raised by the Company's public offerings, sources of which may include additional equity and debt financing.

     While losses from development activities are expected to continue in 1996, management believes that the Company's liquidity and capital resources at December 31, 1995, including the proceeds of the 1995 Stock Issue, potential corporate debt facilities and the financial commitments of local majority and minority shareholders or partners in its various operating entities, are adequate to fund existing operations through 1996.

  Dividends from consolidated subsidiaries and unconsolidated affiliates

     The Company conducts all of its operations through subsidiaries. Accordingly, the primary internal source of the Company's cash will ultimately be dividends and other distributions from its subsidiaries. Each of these subsidiaries was formed under the laws of, and has its operations in, a country other than Bermuda, the jurisdiction of the Company. In addition, each of the operating subsidiaries receives its revenues in the local currency of the jurisdiction in which it is situated. As a consequence, the Company's ability to obtain dividends or other distributions is subject to, among other things, restrictions

                          CENTRAL EUROPEAN MEDIA LTD.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

                           DECEMBER 31, 1994 AND 1995

2. FINANCING OF OPERATING AND CAPITAL NEEDS--(CONTINUED)

on dividends under applicable local laws and foreign currency exchange regulations of the jurisdictions in which its subsidiaries operate.

  Nova TV

     On an ongoing basis, the Company is entitled to 66% of the total profits of Nova TV, except that until the Company is repaid its capital contributions plus a priority return at the rate of 6% per annum on such capital contributions, 50% of the profits of Nova TV will be paid to the Company and Ceska Sporitelna in proportion to their respective capital contributions (75% to the Company) and the remaining profits will be shared in accordance with partners' equity interests (66% to the Company). Nova TV is required by its Articles of Association, at the time it becomes profitable, to create and contribute to a reserve fund 10% of its net profit; however such contribution shall not exceed 5% of its registered capital. Thereafter, the reserve fund shall receive a contribution of 5% of the net profit annually until such time as the reserve fund reaches 10% of its registered capital. The reserve fund was fully funded up to 10% of Nova TV's registered capital at December 31, 1995.

  PRO TV

     The Company is entitled to 77.5% of the total profits of PRO TV, although the Company's partners hold options which, if exercised, would reduce the Company's stake of PRO TV's profits to not less than 66%. In addition, the Company is entitled to a one-time preferred dividend of approximately $468,000 from PRO TV related to certain reorganization costs of an affiliated entity. Furthermore, PRO TV has committed to pay for any outstanding reorganization costs of an affiliated entity at December 31, 1996 estimated not to exceed $2,400,000. The Company would be entitled to receive a preferred dividend equal to any additional future reorganizational costs paid for by the Company. PRO TV is required to contribute 5% of net profits to a reserve fund until equal to at least 20% of share capital.

  POP TV and the Slovenian Broadcasters

     Based on a direct equity interest of 58% in POP TV, the Company has the right to 58% of POP TV's profits. The Company is indirectly entitled to an additional 14% of POP TV's profits via its 33% economic interest in MMTV and Tele 59, each of which own a 21% equity interest in POP TV, subject to the results of operations of these entities including taxation.

  FFF

     A partner in FFF is entitled to a one-time preferred distribution of DM 1,900,000 ($1,300,000) out of cumulative profits of FFF when the company has achieved net positive retained earnings.

  General

     The ability of the subsidiaries and the unconsolidated affiliates to pay dividends or make other distributions to the Company is also subject to their having sufficient funds from their operations legally available which are not needed to fund their operations. In some cases it is subject to the approval of the other partners, stockholders or creditors of these entities.


     Other than the dividends of $1,398,000 from Nova TV in 1995, no other dividends have been received in the period from inception through December 31, 1995.

                          CENTRAL EUROPEAN MEDIA LTD.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

                           DECEMBER 31, 1994 AND 1995

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     These financial statements have been prepared in accordance with the accounting principles generally accepted in the United States. The significant accounting policies are summarized as follows:

  Principles of Consolidation

     The accompanying consolidated financial statements include the accounts of the Company's wholly-owned subsidiaries, and the accounts of Nova TV, PRO TV and POP TV as consolidated entities, and reflect the interests of the minority owners of Nova TV, PRO TV and POP TV. The accounts of PULS and FFF, in which the Company has minority ownership interests, are included in the accompanying consolidated financial statements as investments in unconsolidated affiliates under the equity method.

     The Company was a development stage company until the fourth quarter of 1994 when the Company completed a successful initial public offering of its Class A Common Stock and Nova TV produced significant operating revenues and operating profits.

  Cash and Cash Equivalents

     Cash and cash equivalents includes unrestricted cash in banks and highly liquid investments with maturities of less than three months when purchased.

  Investments in Marketable Securities

     Effective January 1, 1994 the Company adopted Statement of Financial Accounting Standards No. 115 'Accounting for Certain Investments in Debt and Equity Securities'. In connection with the adoption of this pronouncement, debt and equity securities held by the Company that may be sold in response to changes in interest rates, prepayments, and other factors have been classified as available-for-sale. Such securities are reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of shareholders' equity (on an after tax basis). Gains and losses on the disposition of securities are recognized on the specific identification method in the period in which they occur. There were no significant realized or unrealized gains or losses as of December 31, 1995 and 1994.

  Revenue Recognition

     Revenues primarily result from the sale of advertising time and are recognized in the period in which advertising is aired.

  Barter Transactions

     Revenue from barter transactions (television advertising time provided in exchange for goods and services) is recognized as income when commercials are broadcast, and programming, merchandise or services received are charged to expense or capitalized as appropriate when received or used. Barter revenues of $2,841,000 and $3,647,000 have been recognized for the years ended December 31, 1994 and 1995, respectively. The Company does not believe that the bartered programming has significant value on second or subsequent showings on Czech television as it has been its experience that first runs, on average, account for a substantial majority of the program's potential revenue.

     The Company records barter transactions at the estimated fair market value of the production or services received. In cases where bartered programs can only be obtained through a barter agreement the Company values the barter at the value of the asset given up. In other cases where the Company

                          CENTRAL EUROPEAN MEDIA LTD.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

                           DECEMBER 31, 1994 AND 1995

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

has elected to enter into barter agreements as an alternate method of payment, strictly for economic reasons, the Company values the barter agreement at the value of the asset received. If merchandise or services are received prior to the broadcast of a commercial, a liability is recorded. Likewise, if a commercial is broadcast first, a receivable is recorded. At December 31, 1995, barter receivables were $587,000 and are included in the accompanying consolidated balance sheet.

  Property, Plant and Equipment

     Property, plant and equipment is carried at cost, less accumulated depreciation. Depreciation is computed using the straight-line and accelerated methods over the estimated useful lives of the related assets (refer to Note 5).

  Assets held under capital leases

     Assets held under capital leases are accounted for in accordance with Statement of Financial Accounting Standards No. 13, 'Accounting for Leases', and recorded in Property, Plant and Equipment. The related liability is included in obligations under capital lease.

  Program Rights and Production Costs

     Program rights acquired by the Company under license agreements and the related obligations incurred are recorded as assets and liabilities when the license period begins, and the assets are amortized to expense using straight-line and accelerated methods based on the estimated period of usage, ranging from one to five years. Amortization estimates for program rights are reviewed periodically and adjusted prospectively. Program rights costs are shown net of amortization of $10,328,000 and $25,181,000 at December 31, 1994 and 1995, respectively.

     Payments made for program rights in which the license period has not begun before year end are classified as prepaid expenses and are $153,000 and $2,688,000 at December 31, 1994 and 1995, respectively.

     Production costs for self-produced programs are capitalized, and expensed when first broadcast except where the programming has potential to generate future revenues. When this is the case, production costs are capitalized and amortized on the same basis as programming obtained from third parties.

  Goodwill

     Goodwill represents the Company's excess cost over net assets acquired and is being amortized on a straight-line basis over the estimated useful life of the assets. Amounts recognized to date have been amortized over 4 years from the original date of acquisition. It has been the Company's policy to evaluate and recognize impairment if it is probable that the amounts are not recoverable from future cash flows.

  License Acquisition Costs

     License acquisition costs represent the excess of the Company's investment above the Company's share of net assets received from consolidated entities and reflect the amounts paid to secure exclusive rights to the licenses. It is amortized over the lives of the related licenses which range from 5 to 10 years. License acquisition costs are reviewed for impairment whenever events or circumstances provide evidence that suggests that the carrying amount of license acquisition costs may not be

                          CENTRAL EUROPEAN MEDIA LTD.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

                           DECEMBER 31, 1994 AND 1995

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

recoverable. At December 31, 1994 and 1995, $0 and $4,777,000, respectively, has been capitalized, $0 and $54,000, respectively, has been amortized.

  Broadcast License Costs and Other Intangibles

     The costs of acquiring licenses to broadcast are capitalized and amortized over the life of the related license. As of December 31, 1994 and 1995, $1,711,000 and $1,804,000, respectively, has been capitalized in the accompanying consolidated financial statements related to the Company's 12 year broadcast license in the Czech Republic, and $219,000 and $392,000 has been amortized through December 31, 1994 and 1995, respectively.

     Other intangibles, which include the cost of acquiring software and other intangible assets, are capitalized and amortized over their estimated useful lives. At December 31, 1994 and 1995, and $790,000 and $1,568,000, respectively, has been capitalized, and $242,000 and $614,000, respectively, has been amortized.

  Organization Costs

     The Company has capitalized $784,000 and $1,844,000 in costs incurred in connection with the organization and incorporation of consolidated subsidiaries at December 31, 1994 and 1995, respectively, which will be amortized over four years. Amortization of $281,000 and $507,000 has been provided through December 31, 1995 and 1994, respectively.

  Development Costs

     In the course of its activities the Company incurs costs in connection with the development of new license opportunities for the Company. Costs incurred in the period prior to the launch, or relaunch, of stations are classified as development costs by the Company.

     These costs are capitalized and shown as an asset on the balance sheet where separately identifiable. It is the Company's policy to account for these assets at the lower of cost or fair value. As part of an ongoing review of the valuation of such assets, management assesses their carrying value. If this review indicates that the assets will not be recoverable through potential future operations, the carrying values of these assets are reduced to their estimated recoverable value by the recording of an allowance. As of December 31, 1994 and 1995, the Company has incurred capitalizable costs of $2,175,000 and $14,500,000, respectively, which have been reduced by an allowance of $985,000 and $4,373,000, respectively. As a result of its review, management has determined that such assets are fairly stated at December 31, 1995 and 1994.

  Income Taxes

     The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, 'Accounting for Income Taxes.' This statement requires a liability approach for measuring deferred taxes based on temporary differences between the financial statement and income tax bases of assets and liabilities existing at each balance sheet date using enacted rates for the years in which the taxes are expected to be paid or recovered.

     Deferred income taxes are provided on temporary differences between financial statement and taxable income. The primary sources of these differences are depreciation, amortization and capital lease payments.

                          CENTRAL EUROPEAN MEDIA LTD.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

                           DECEMBER 31, 1994 AND 1995

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

  Foreign Currency Translation


     The Company has applied the provisions of Statement of Financial Accounting Standards No. 52 'Foreign Currency Translation' ('SFAS No. 52') in translating the financial statements of its entities from German marks ('DM'), Czech korunas ('Kc'), Romanian lei ('ROL') and Slovenian tolars ('SIT') to U.S. dollars. Transactions denominated in foreign currencies are recorded at the exchange rate in effect at the date of the transaction.

     The financial statements of Nova TV and POP TV, which operate in economies that are considered non-highly inflationary, are measured using the local currency as the functional currency. Income and expense items are translated at average monthly rates of exchange. Gains and losses from currency translations of these affiliates are included in net earnings. Assets and liabilities of these affiliates are translated at the rates of exchange at the balance sheet date. The resultant translation adjustments are included as cumulative currency translation adjustment as a component of shareholders' equity.

     PRO TV operates in an economy qualifying as highly inflationary. Accordingly, non-monetary assets and liabilities are translated at historical exchange rates and monetary assets and liabilities are translated at current exchange rates. Translation adjustments are included in the determination of income.

     Current exchange rates and average exchange rates for the respective periods are as follows:

                                           AT DECEMBER 31, 1994    AVERAGE FOR 1994
                                           --------------------    ----------------
Czech koruna equivalent of $1.00........           28.05                 28.45
Romanian lei equivalent of $1.00........            N.A.                  N.A.
Slovenian tolar equivalent of $1.00.....            N.A.                  N.A.
German mark equivalent of $1.00.........            1.55                  1.62

                                           AT DECEMBER 31, 1995    AVERAGE FOR 1995
                                           --------------------    ----------------
Czech koruna equivalent of $1.00........           26.60                 26.57
Romanian lei equivalent of $1.00........           2,578                 2,402*
Slovenian tolar equivalent of $1.00.....             126                   126**
German mark equivalent of $1.00.........            1.43                  1.44
------------------
 *Period from December 1, 1995
**Period from December 15, 1995

     In the accompanying notes, except where referring to amounts presented in income statements, $ equivalents of Kc, ROL, SIT and DM amounts have been included in brackets at December 31, 1994 or 1995 or at their respective historical rate, as applicable, for illustrative purposes only. Future amounts are shown at December 31, 1995 exchange rates.


  Fair Value of Financial Instruments

     Effective December 31, 1995, the Company adopted Statement of Financial Accounting Standard No. 107, 'Disclosures about Fair Value of Financial Instruments' (SFAS No. 107). To meet the reporting requirements of SFAS No. 107, the Company calculates the fair value of financial instruments and includes this additional information in the notes to financial statements when the fair value is different from book value of those financial instruments. When the fair value is equal to the book value, no additional disclosure is made. The Company uses quoted market prices whenever available to calculate these fair values. When quoted market prices are not available, the Company uses standard pricing models for various types of financial instruments which take into account the present value of

                          CENTRAL EUROPEAN MEDIA LTD.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

                           DECEMBER 31, 1994 AND 1995

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

estimated future cash flows. At December 31, 1995, the carrying value of all financial instruments approximated fair value.

  Net Loss Per Share

     Net loss per share was computed by dividing the Company's net loss by the weighted average number of Common Shares (both Class A and Class B) and common share equivalents outstanding during the year ended December 31, 1995. The impact of outstanding options and warrants has not been included in the computation of net loss per share, as the effect of their inclusion would be anti-dilutive.

  Recently Issued Accounting Standards

     During March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 121, 'Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of'. This statement establishes financial accounting and reporting standards for the impairment of long-lived assets, certain identifiable intangibles, and goodwill related to those assets to be held and used, and for long-lived assets and certain identifiable intangibles to be disposed of. This statement is effective for financial statements for fiscal years beginning after December 15, 1995, although earlier application is encouraged.

     During October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard (SFAS) No. 123, 'Accounting for Stock Based Compensation'. This statement establishes financial accounting and reporting standards for stock-based employee compensation plans. SFAS No. 123 encourages entities to adopt a fair value based method of accounting for stock compensation plans. However, SFAS No. 123 also permits the Company to continue to measure compensation costs under pre-existing accounting pronouncements. If the fair value based method of accounting is not adopted, SFAS No. 123 requires pro forma disclosures of net income and earnings per share in the notes to financial statements. The accounting requirements of SFAS No. 123 are effective for transactions entered into in fiscal years that begin after December 15, 1995, though they may be adopted on issuance. The disclosure requirements of SFAS No. 123 are effective for financial statements for fiscal years beginning after December 15, 1995, or for an earlier fiscal year for which SFAS No. 123 is initially adopted for recognizing compensation cost.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Reclassifications

     Certain reclassifications were made to prior period amounts to conform to current period classifications.

                          CENTRAL EUROPEAN MEDIA LTD.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

                           DECEMBER 31, 1994 AND 1995

4. RESTRICTED CASH

     Restricted cash at December 31, 1994 and 1995 is $1,600,000 and $4,216,000, respectively. Restricted cash at December 31, 1994 consists of cash restricted in connection with a DM 2,000,000 letter of credit issued on behalf of an unconsolidated affiliated entity in relation to leasing commitments in that entity. Restricted cash at December 31, 1995, additionally includes $2,000,000 restricted in connection with an extended offer to purchase an entity in Hungary (refer to Note 15) and $616,000 pledged on behalf of a loan obtained by an affiliated entity in Romania.

5. PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment consists of the following:

                                                   USEFUL       DECEMBER 31,
                                                   LIVES     ------------------
                                                   YEARS      1994       1995
                                                   ------    -------    -------
                                                             (000S)     (000S)
Land and buildings held under capital leases....     25      $12,812    $17,899
Leasehold improvements..........................    4-15       2,933      3,873

Station machinery, fixtures and equipment.......    4-8       18,918     37,893
Other equipment.................................    4-8           33         --
Construction in progress........................     --           --      2,315
                                                             -------    -------
                                                              34,696     61,980
Less--Accumulated depreciation..................              (3,477)   (10,281)
                                                             -------    -------
                                                             $31,219    $51,699
                                                             -------    -------
                                                             -------    -------

6. OTHER ASSETS

     Other assets consist of the following:

                                          DECEMBER 31,
                                       ------------------
                                        1994       1995
                                       -------    -------
                                       (000S)     (000S)
Advances for technical equipment....    $  --     $ 2,591
Satellite transponder...............       --         850
Other...............................      132         337
                                       -------    -------
                                        $ 132     $ 3,778
                                       -------    -------
                                       -------    -------

     In June 1995 the Company, through its wholly-owned subsidiary CME Programming Services Inc., obtained leasehold rights to a 33 Mhz transponder on the Eutelsat HB3 Satellite which the Company anticipates will be launched in January 1997. The Satellite Transponder, which has been leased through British Telecommunications plc for a 12 year period, will give the Company's stations the capability of distributing programs to their terrestrial television transmitters as well as to cable television systems throughout the Central and Eastern European region. The Company paid an $850,000 deposit toward future transponder lease obligations. The annual charge for the lease is approximately $4.4 million, beginning after the launch of the satellite. The obligations of CME Programming Services Inc. under the transponder lease are guaranteed by CME.

                          CENTRAL EUROPEAN MEDIA LTD.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

                           DECEMBER 31, 1994 AND 1995

7. INCOME AND CAPITAL TAXES PAYABLE


     (a) Provision for income taxes relates primarily to the profits of Nova TV.

                                    DECEMBER 31,
                            -----------------------------
                             1993       1994       1995
                            -------    -------    -------
                            (000S)     (000S)     (000S)
Current income taxes.....   $    --    $ 2,428    $15,473
Deferred income taxes....        --        903        867
                            -------    -------    -------
                            $    --    $ 3,331    $16,340
                            -------    -------    -------
                            -------    -------    -------

     Income taxes are provided on Nova TV profits, which cannot be offset against losses incurred in PRO TV, POP TV, PULS and FFF or against corporate costs incurred in other jurisdictions. The effective income tax rate in the Czech Republic is 42% and 41% for the years ended December 31, 1994 and 1995, respectively. Nova TV's net operating losses brought forward from 1993 were fully utilized to offset profits in 1994. These factors represent the difference between the Company's income tax charge and the federal rate of income tax applied to the Company's loss before tax.

     At the present time no income, profit, capital or capital gain taxes are levied in Bermuda and, accordingly, no provision for such taxes has been recorded by the Company. In the event that such taxes are levied, the Company has received an undertaking from the Bermuda Government exempting it from all such taxes until March 28, 2016.

     Deferred income tax assets relate to the following timing differences:

                                                          DECEMBER 31,
                                                       ------------------
                                                        1994       1995
                                                       -------    -------
                                                       (000S)     (000S)
Provisions against receivables......................    $ 382     $   891
Accelerated amortization of programming licenses....       --         529
Other...............................................       --          30
                                                       -------    -------
                                                          382       1,450
Valuation allowance on deferred tax asset...........     (382)       (891)
                                                       -------    -------
                                                       -------    -------
                                                        $  --     $   559
                                                       -------    -------
                                                       -------    -------


     A full valuation allowance has been provided for provisions against receivables due to the delay in obtaining a tax deduction for such amounts in the Czech Republic.

     Deferred income tax liabilities relate to the following timing differences:

                                       DECEMBER 31,
                                    ------------------
                                     1994       1995
                                    -------    -------
                                    (000S)     (000S)
Depreciation and amortization....    $  62     $ 1,503
Lease payments...................      720         595
Other............................      121         219
                                    -------    -------
                                     $ 903     $ 2,317
                                    -------    -------
                                    -------    -------

     At December 31, 1995, the Company had no net operating loss carry-forward in the Czech Republic as these had been fully utilised in 1994. Net operating losses incurred in 1995 in Germany, Romania and Slovenia are available for offset against taxable income in the future. Net operating losses

                          CENTRAL EUROPEAN MEDIA LTD.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

                           DECEMBER 31, 1994 AND 1995

7. INCOME AND CAPITAL TAXES PAYABLE--(CONTINUED) experienced in jurisdictions prior to 1995 may not be fully available for offset against taxable income in the future.

     (b) Dutch Capital Registration Tax

     Dutch capital registration tax is payable on the contribution of capital to Dutch resident Companies. It has been included within corporate expenses as it is not dependent upon the level of income in the amount of $1,375,000.

8. SHAREHOLDER LOAN

     On September 9, 1994, the Company borrowed $6,500,000 from Ronald S. Lauder (the 'Principal Shareholder Loan'), who is also a director of the Company. The Principal Shareholder Loan was evidenced by an unsecured Term Promissory Note due September 30, 1996, bearing interest at a rate of 10% per annum. In addition, Mr. Lauder received warrants to purchase 250,000 shares of Class A

Common Stock at an exercise price of $16.10 per share. These warrants are exercisable for five years, commencing one year after their date of issue.

     Concurrent to the equity offering of 4,000,000 shares of Class A Common Stock on November 9, 1995 (the '1995 Offering'), Mr. Lauder purchased 297,346 shares of Class A Common Stock at the price to the public in the 1995 Offering, less underwriting discounts and commissions, in exchange for the Principal Shareholder Loan of $6,500,000.

9. LOAN OBLIGATIONS

     Long-term debt consists of the following :

                                                                       DECEMBER 31,
                                                               ----------------------------
                                                                   1994            1995
                                                               ------------    ------------
                                                               ($ MILLIONS)    ($ MILLIONS)
     Nova TV
Long-term investment loan, interest at 2.5% above Ceska
  Sporitelna bank's prime rate (14.5% at December 31,
  1995)(a)..................................................      $ 10.6           $9.0
Revolving credit loan, interest at 1% above Ceska Sporitelna
  bank's prime rate (13% at December 31, 1994)(b)...........         4.1             --
Line of credit loan, interest at 12%(c).....................          --             --
     PRO TV
Operating bank loan, interest at 12% per annum(d)...........          --            0.2
Operating bank loan, interest at 12.1% per annum(d).........          --            0.3
                                                               ------------       -----
                                                                    14.7            9.5
Less current maturities.....................................        (3.9)          (2.7)
                                                               ------------       -----
                                                                  $ 10.8           $6.8
                                                               ------------       -----
                                                               ------------       -----

  Nova TV

(a) The long-term investment loan was obtained from Ceska Sporitelna bank, an investor in Nova TV, to be used for the purchase of equipment. The loan had a maximum facility of Kc 300 million ($10.7 million) which was fully utilized at December 31, 1994. Principal payments of Kc 60 million,

                          CENTRAL EUROPEAN MEDIA LTD.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

                           DECEMBER 31, 1994 AND 1995


9. LOAN OBLIGATIONS--(CONTINUED)
    ($2.1 million) are due on this loan each year and paid accordingly in 1995. The loan bears interest at 2.5% above the bank's prime rate (prime rate currently 12%).

(b) Also obtained from Ceska Sporitelna bank, Nova TV had a revolving credit facility for an amount of up to Kc 214 million ($7.6 million) which bore interest at a rate 1% above the bank's prime rate. The revolving credit facility was automatically renewable each year provided that Nova TV was in compliance with its covenants, except that the availability under the facility was reduced by Kc 25 million ($891,000) in April and October of each year. Nova TV had used Kc 114 million ($4.1 million) of its available credit at December 31, 1994 which was fully repaid in 1995.

(c) The line of credit loan, also obtained from Ceska Sporitelna bank has a maximum facility of Kc 250 million ($9 million) bearing interest of 12%. This facility was unutilized at December 31, 1995.

     The long-term investment loan (a) is secured by the Nova TV's equipment, vehicles and 50% of its receivables and the line of credit loan (c) is secured by the remaining 50% of receivables.

  PRO TV

(d) In exchange for certain assets, PRO TV has assumed two loans from an affiliated entity, payable to Tiriac Bank, which is partially owned by an PRO TV investor. The principal portion of the first loan is $250,000, denominated in USD, with interest of 12% per annum. The loan has variable monthly payments with a final balloon payment of $165,000 due on September 1996. The second loan is for a principal amount of $300,000, denominated in USD, with equal monthly payments of $37,500 through April 1996 and interest of 12.1% per annum. Both loans are secured by certain of PRO TV's equipment.

     At December 31, 1995, maturities of long-term debt are as follows:

              TOTAL
           ------------
           ($ MILLIONS)
1996....       $2.7
1997....        2.3
1998....        2.3
1999....        2.2
              -----
               $9.5
              -----
              -----

10. STOCK OPTION PLAN

     The Company adopted the 1994 Stock Option Plan in 1994 and the 1995 Stock

Option Plan in August 1995. Under the 1994 Stock Option Plan, the Compensation Committee is authorized to grant options for up to 900,000 shares of the Company's Class A Common Stock. Under the 1995 Stock Option Plan, subject to shareholder approval, the Company will be authorized to grant options for up to 1,200,000 shares of the Company's Class A Common Stock. The Stock Option Plans allow grants to consultants and non-affiliated directors. The maximum term of the options granted under the Stock Option Plans is ten years. Options granted may be either incentive stock options under the Internal Revenue Code of 1986, as amended (the 'Code'), or non-qualified stock options. Under the Stock Option Plans, non-affiliated directors are automatically granted each year options to purchase 10,000 shares of Class A Common Stock. The Compensation Committee has granted substantially all options to purchase the 900,000 shares of Class A Common Stock created by the 1994 Stock Option Plan and 223,600 shares of Class A Common Stock under the 1995 Stock Option Plan. The 1995 Stock Option

                          CENTRAL EUROPEAN MEDIA LTD.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

                           DECEMBER 31, 1994 AND 1995

10. STOCK OPTION PLAN--(CONTINUED)
Plan includes options to purchase 67,000 shares of Class A Common Stock granted to the President and Chief Executive Officer of the Company and 23,800 shares of Class A Common Stock granted to the Vice President-Finance and Chief Financial Officer.

     Transactions involving the Stock Option Plan are summarized as follows:

                                                 FOR THE YEARS ENDED DECEMBER
                                                              31,
                                                -------------------------------
                                                 1993       1994        1995
                                                -------    -------    ---------
Outstanding at beginning of year.............        --         --      354,500
  Granted....................................        --    354,500      756,600
  Exercised..................................        --         --      (55,000)
  Cancelled..................................        --         --       (6,500)
                                                -------    -------    ---------
Outstanding at end of year...................        --    354,500    1,049,600
                                                -------    -------    ---------
                                                -------    -------    ---------
  Exercisable ($0.20-$14.00 (per share)).....        --         --      122,250
                                                -------    -------    ---------
                                                -------    -------    ---------

     One of the Company's directors was awarded 25,000 options on August 3, 1995 which were granted outside of both the 1994 Amended and Restated Option Plan and the 1995 Stock Option Plan. Half of his shares vest 6 months after issue and the remainder after one year.

11. COMMITMENTS AND CONTINGENCIES

  Ownership and Financial Commitments--Existing Entities

     The Company's ownership interests and financial commitments regarding existing entities are as follows:

  Nova TV

     Current financing requirements are being met by cash generated from the business. The Company does not presently anticipate that it will need to provide further financing.

  PRO TV

     The Company is required to provide additional funding of the project in the amount of $7,268,000 for total funding of $20,000,000. Additional funding may be provided to PRO TV, on a temporary basis, until such time as local debt financing can be obtained. Subsequent to December 31, 1995, the Company has funded $4,271,000 to PRO TV.

  POP TV and the Slovenian Broadcasters

     The Company has funded approximately $18,275,000 to POP TV and the Slovenian Broadcasters, which consists of $9,600,000 and $1,030,000 as equity, respectively, and $7,645,000 as a loan to POP TV. Further funding of the operations and capital needed for POP TV is expected to be obtained from local debt financing, cash generated from the business and additional funding by the Company. Additionally, local debt financing would be used to repay the loan from the Company.

  PULS

     The Company had contributed DM 30,000,000 ($19,400,000) and DM 50,800,000
($33,687,000) to PULS at the end of December 31, 1994 and 1995, respectively. Total funding for PULS for operating

                          CENTRAL EUROPEAN MEDIA LTD.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

                           DECEMBER 31, 1994 AND 1995

11. COMMITMENTS AND CONTINGENCIES--(CONTINUED) and capital needs in 1996 is estimated to be DM 12,000,000 ($8,392,000). The Company has resolved to fund these operations for at least the first 6 months of 1996 and estimates the cash requirements of PULS will be DM 8,570,000 ($6,000,000) of which DM 5,000,000 ($3,500,000) has already been paid.

  FFF


     At December 31, 1994 and 1995, the Company had contributed DM 10,000,000 ($6,500,000) and DM 17,000,000 ($11,900,000), respectively. Management estimates additional funding for operating and capital needs in 1996 will be DM 3,000,000 ($2,100,000). The Company has resolved to fund these operations for at least the first 6 months of 1996 and estimates the cash requirements of FFF will be DM 1,692,000 ($1,183,000) of which DM 1,000,000 ($699,000) has already been funded.

  Radio Alfa

     At December 31, 1995, the Company has contributed Kc 79 million ($2,970,000) to Radio Alfa in the form of a loan, a portion of which may be converted into a 46% equity interest in Radio Alfa subject to approval by the Czech Radio and Television Council. The Company provided an additional $739,000 to Radio Alfa in January 1996 as a loan.

  Licenses

     The Company has no reason to believe that the licenses for stations will not be renewed. However, no statutory or regulatory presumption exists for the current license holder, and there can be no assurance that licenses will be renewed upon expiration of their initial terms. The failure of any such licenses to be renewed may adversely affect the results of the Company's operations.

     In Romania, PRO TV does not have television broadcast licenses, but through an exclusive operating agreement, has the use of television and radio broadcast licenses of affiliated entities owned by other shareholders of PRO TV. License periods are 7 and 5 years for television and radio, respectively, with a one time unconditional renewal option. The Company has no reason to believe that this exclusive operating agreement will be terminated by the local licensing authorities; however such termination of PRO TV's use of the licenses would adversely affect the results of the Company's operations. The risk of business interruption from such termination of the exclusive operating agreement by local licensing authorities is reduced because under the exclusive operating agreement, all parties agree to renegotiate the agreement in good faith and recast the agreement in terms that would likely cure the defects perceived by the local licensing authorities and return a balance of benefits to all parties comparable to the balance of benefits provided by related current agreements between the parties and by the current terms of the exclusive operating agreement.

     In Slovenia, POP TV does not have a television broadcast license, but has an agreement whereby affiliated entities obtain all programming exclusively through POP TV. POP TV has the exclusive right to sell advertising in exchange for programming. Licenses held by affiliates operating under these agreements have license periods of up to 10 years which are extendable for one five year period. The Company has no reason to believe that these agreements will be terminated by the local licensing authorities; however, such termination of this arrangement would adversely affect the results of the Company's operations.

                          CENTRAL EUROPEAN MEDIA LTD.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)


                           DECEMBER 31, 1994 AND 1995

11. COMMITMENTS AND CONTINGENCIES--(CONTINUED)
  Ownership and Financial Commitments--Future Expansion

     The Company's ownership interest and financial commitments regarding entities to be considered for future expansion are as follows:

  Slovak Republic

     In the Slovak Republic, the Company has entered into an agreement with Markiza to create STS, an independent commercial full service television station in the Slovak Republic. The Company has a 49% equity interest and an 80% economic interest in STS. Markiza was awarded a television broadcast license by the Slovak Council for Television and Radio Broadcasting in July 1995 and the Company expects to launch broadcast operations by the end of 1996. At December 31, 1995, the Company had contributed $3,714,000 in capital to STS, which is included in development costs in the accompanying consolidated balance sheet as the station is still under development.

  Hungary

     The Company owns 95.0% of the equity 2002 Kft., which has been awarded a local microwave (MMDS) license with a broadcast reach of approximately 200,000 homes in Budapest. The Company's business plan contemplates commencing broadcast operations in Hungary in 1997. The Company believes that because of the significant capital required to develop broadcast operations in Hungary, 2002 Kft would only be economically viable if the Company could expect to reach a significant portion of Hungary's population.

  Poland


     In Poland, the Company has entered into an alliance with the Polish media group ITI, forming TVN Sp. z.o.o. ('TVN') which in May 1995 applied for broadcast licenses in Poland. The application is currently pending due to the recent local governmental elections. At December 31, 1995, the Company had contributed $1.65 million to TVN, classified as development costs in the accompanying consolidated balance sheets as the Company has not been granted a license in Poland. The capital contributed, less expenses incurred in pursuing the licenses, is refundable in the event TVN is not successful in obtaining broadcast licenses in Poland. The total development costs for Poland at December 31, 1995 were $4,640,000.


  Ukraine

     Pursuant to a September 1995 agreement, the Company acquired a 30% equity interest in a television broadcast venture based in Ukraine which is known as 'Gravis'. At December 31, 1995, the Company had contributed $470,000, classified as development costs in the accompanying balance sheets, and has agreed to fund Gravis's operating and capital requirements of up to $900,000 through the first quarter of 1996. The Company has no commitments for funding over the $900,000 referred to above.


  SFF

     The Company entered into an agreement in September 1995 to purchase a 49% equity interest in SFF for a price of approximately DM 2,850,000 ($1,980,000). SFF owns 33% of a venture which has been awarded two regional television broadcasting licenses in Leipzig and Dresden and which operates a regional window in Chemnitz. The Company anticipates that the stations in Leipzig and Dresden will

                          CENTRAL EUROPEAN MEDIA LTD.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

                           DECEMBER 31, 1994 AND 1995

11. COMMITMENTS AND CONTINGENCIES--(CONTINUED) be launched within the next year and therefore amounts have been included in development costs. The Company is currently developing a business plan for the SFF operations and finalizing the costs of the launch.

  Other potential commitments

     The Company is pursuing additional broadcast development opportunities in Central and Eastern Europe, Germany and other areas. In some of these countries and regions, the Company has entered into preliminary understandings with local strategic and financial partners to seek television broadcast licenses from the local government authorities.

  Currency exchange rate fluctuation

     The Company generates most of its revenues in German marks ('DM'), Czech korunas ('Kc'), Slovenian tolars ('SIT') and Romanian lei ('ROL') and incurs expenses in those currencies, as well as in British pounds and U.S. dollars. In addition, certain expenses, primarily for programming, are incurred in U.S. dollars, and certain of the Company's capital and operating commitments are in foreign currencies. Fluctuations in the value of foreign currencies may cause U.S. dollar translated amounts to change in comparison with previous periods. The Company has not hedged against fluctuations in foreign currency rates. Due to the number of currencies involved, the constantly changing currency exposures and the fact that all foreign currencies do not fluctuate in the same manner against the U.S. dollar, the Company cannot anticipate the effect of exchange rate fluctuations on its financial condition.

  Employment and Consulting Agreements

     The Company has employment and service agreements dated as of August 10, 1995, with the President of the Company and Chief Executive Officer of the Company. Under the employment agreement, the President and Chief Executive Officer is to receive an annual salary of $250,000 for the first year, $275,000 for the second year and $300,000 for the third year. The employment agreement also contains a confidentiality covenant and a non-compete covenant which has a term of two years after the termination of employment. Pursuant to a consulting agreement with a wholly-owned subsidiary of the Company, a consulting company owned by Mr. Fertig is paid $50,000 per year. He has also been granted options to purchase 25,000 shares of Class A Common Stock under a previous agreement with the Company and under his current agreement options to purchase 200,000 shares of Class A Common Stock, 66,667 shares becoming exercisable on the first two anniversary dates of the agreements and 66,666 shares vesting on the third anniversary date of the agreements, all pursuant to the Stock Option Plans. In addition, if the Company meets or exceeds performance goals to be established by agreement between the Compensation Committee and he, options to purchase an additional 100,000 shares will be issued to him. In the event of a merger, reorganization or consolidation in which the Company is not the surviving corporation, all options which have been granted shall be immediately exercisable in full.

     The Company has a two year employment contract with its Vice President--Finance and Chief Financial Officer dated August 14, 1995, which provides for an annual aggregate salary of $175,000 in the first year, which amount may be increased by the Board of Directors by an amount not less than the U.S. Consumer Price Index in the second year. The employment agreement contains a confidentiality covenant and a non-compete covenant which has a term of two years after termination of his employment. He, who had previously been granted options to purchase 60,000 shares of Class A Common Stock, has been granted options under his current agreements to purchase an additional

                          CENTRAL EUROPEAN MEDIA LTD.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

                           DECEMBER 31, 1994 AND 1995

11. COMMITMENTS AND CONTINGENCIES--(CONTINUED)
25,000 shares of Class A Common Stock, 12,500 shares of which are exercisable on each of the first two anniversary dates of the agreements, all pursuant to the Company's Stock Option Plans. In the event of a merger, reorganization or consolidation in which the Company is not the surviving corporation, then all options which have been granted to him shall be immediately exercisable in full.

     The Company has entered into employment agreements with entities owned by its Vice Chairman of the Board of Directors and its Vice President, Secretary and Director which provide for payment of $125,000 for the services of each of these two individuals to companies owned by them, annually through October 1996. Both agreements contain prohibitions on the disclosure of confidential information and a non-compete convenant which has a term of two years after their termination.

  Pension and other post-retirement benefits

     The Company has no obligation to provide pension and other post-retirement benefits.

  Station Programming Rights Agreements

     The Company had programming rights commitments for $2,400,000 and

$13,179,000 in respect of future programming which includes contracts signed with license periods starting after December 31, 1994 and 1995, respectively.

     Nova TV has also entered into certain barter agreements continuing through 1996 and beyond, by which television advertising will be provided in exchange for programming. As the value of this advertising time will only be established at the time of broadcast, it is not possible to quantify the impact of these agreements.

  Lease Commitments

     On November 30, 1994 the Board of Nova TV decided to purchase part of the building it currently occupies and uses for its Prague television headquarters through a capital lease transaction with a bargain purchase option with an affiliated entity from which it had previously rented the property under the terms of an operating lease. In accordance with the decision to purchase the property, the Company will continue to make quarterly fixed and variable payments until the loan obligation on the property has been repaid at which point title of the property will be transferred to Nova TV. In accordance with the lease agreement, Nova TV must pay certain taxes, expenses and other amounts.

     During November and December 1995, POP TV entered into 10 capital leases on vehicles for employees accounted for as capital leases.

     Minimum future obligations under capital leases, including interest, are expected to be as follows, though precise terms will be affected by future negotiations:

PAYMENTS DUE                               (000S)
----------------------------------------   -------
1996....................................   $ 4,018
1997....................................     4,018
1998....................................     4,011
1999....................................     3,928
                                           -------
                                            15,975
Less: Amounts representing interest.....    (5,117)
                                           -------
Total...................................   $10,858
                                           -------
                                           -------

                          CENTRAL EUROPEAN MEDIA LTD.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

                           DECEMBER 31, 1994 AND 1995

11. COMMITMENTS AND CONTINGENCIES--(CONTINUED)

     An affiliated entity of Nova TV had a Kc 317,500,000 ($11,328,000) and Kc 258,000,000 ($9,700,000) outstanding on a loan at December 31, 1994 and 1995, respectively. The loan is secured by the building discussed above and carries an interest rate of 2.5% above prime (prime rate currently 12%). Principal payments on the loan are Kc 66,000,000 ($2,500,000) per year, payable on a quarterly basis.

     For the fiscal years ended December 31, 1993, 1994 and 1995, the Company paid aggregate rent on all facilities of $161,000, $2,430,000 and $340,000.

12. RELATED PARTY TRANSACTIONS

  Contributed Services

     Affiliates controlled by certain shareholders of the Company provide various administrative services for the Company and its predecessors. Amounts charged for the years ended December 31, 1993, 1994 and 1995, were $615,000, $733,000 and $357,000, respectively, and are included in corporate operating costs and expenses. The Company has recognized the contribution of these services by the shareholders as additional paid-in capital in each of the periods to December 31, 1993. In the year to December 31, 1994, $169,000 was recognized as additional paid-in capital, while the remainder was settled in cash. Management believe the amounts charged and contributed represent the fair market value for such services.

  Amount Due From Unconsolidated Affiliate

     At December 31, 1994, the Company had paid $115,000 in expenses on behalf of PULS, and this amount is reflected as a current asset in the accompanying consolidated balance sheet. These amounts were recovered in 1995 in respect of capital calls whereby the Company's interest in PULS was increased in exchange for this receivable.

  Advances to Affiliates and Related Parties

     In 1994, the Company had advanced $1,846,000 to affiliates, to enable those affiliates to bear costs on the Company's behalf. This amount, less advances made to the Company by those affiliates of $1,277,000 (see 'Advances from Affiliates' below) is reflected as a current asset in the accompanying consolidated balance sheet at December 31, 1994. At December 31, 1995, the balance relating to the above was $543,000, net.

     PRO TV has receivables of $297,000 from several affiliated entities which have been either repaid or worked off through services performed for PRO TV subsequent to December 31, 1995. Amounts are included in advances to affiliates in the accompanying consolidated balance sheet at December 31, 1995.

     Currently the Company is negotiating an agreement to finance the principal portion of a loan to Tele 59 from SKB banka d.d., totalling DM 1,496,000, ($1,046,000) in exchange for a promissory note to be given to the Company. Under this financing arrangement, the Company would reimburse Tele 59 for payments made on behalf of the Company. Such payments would be added to the principal portion of the promissory note to the Company. At December 31, 1995, $47,000 is accrued payable to POP TV for principal payments made by POP TV on behalf of the

Company.

     Additionally, $66,000 has been advanced to Slovenian affiliates and is included in advances to affiliates in the accompanying consolidated balance sheet at December 31, 1995.

                          CENTRAL EUROPEAN MEDIA LTD.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

                           DECEMBER 31, 1994 AND 1995

12. RELATED PARTY TRANSACTIONS--(CONTINUED)
  Loans to Affiliates

     The Company entered into a loan agreement with the General Manager and 15% equity owner of PRO TV, whereby a total of $2,000,000 has been contributed to PRO TV as share capital by the Company on his behalf. His related 10% equity ownership in PRO TV is pledged under the terms and conditions of the loan. Interest on the loan is currently under negotiation. As of December 31, 1995, the Company had contributed $2,000,000 in share capital to PRO TV on his behalf which is classified as loan to affiliates in the accompanying consolidated balance sheet.

     In connection with the PRO TV broadcast television station, the Company made a $1,302,000 loan in December 1995 to InterMedia in order to finance InterMedia's purchase of a majority shareholding in a construction company owning the television broadcast station. The General Manager is the majority shareholder in InterMedia. The loan bears interest of LIBOR plus 3% per annum and is repayable at December 31, 1998. The loan is included in Loans to Affiliates in the accompanying consolidated balance sheet at December 31, 1995.

     The Company has a loan to Radio Alfa in the amount of Kc 79 million ($2,970,000) which is included in Loans to Affiliates in the accompanying consolidated balance sheet at December 31, 1995 (refer to Note 2).

  Advances from Affiliates

     The Company borrowed funds from certain of its affiliates (collectively, the 'Affiliate Loans') in connection with its development stage operations. In November 1993, CEDC American Business Center GmbH & Co. KG loaned the Company DM 1,950,000 bearing interest at the Bundesbank discount rate plus 2% and due on demand. The proceeds of the loan were used to finance capital expenditures of the Company, primarily to fund construction of PULS's broadcasting facilities. In addition, in April 1994, CEDC Grundbesitz Am Kollnischen Park GmbH & Co. KG loaned the Company DM 5,925,000, and in July 1994 a further DM 75,000 bearing interest at the Bundesbank discount rate plus 1% and due on demand which was incurred primarily to repay a short-term credit facility which had been incurred to make capital contributions to PULS and to fund development expenses. Messrs. Lauder, Palmer and Gaspar, directors of the Company, are limited partners of these affiliates and together have an aggregate equity interest in excess of 10% in each of these affiliates.


     The Company also borrowed $2,500,000 and $1,500,000 from R. S. Lauder, Gaspar & Co., L.P. and RSL Investments Corporation, respectively, evidenced by promissory notes, each bearing interest at 12.5% and due on November 15, 1994. The proceeds of these loans were used to fund equity contributions to PULS and Nova TV. Messrs. Lauder and Gaspar, directors of the Company, are indirect majority partners of R.S. Lauder, Gaspar & Co., L.P., and Mr. Lauder is the sole stockholder of RSL Investments Corporation.

     All amounts outstanding under the Affiliate Loans, including interest thereon, were repaid with a portion of the proceeds of the initial public offering in 1994. The Company believes that all of these borrowings were effected on terms at least as favorable to the Company as those which would have been attained from unrelated third parties.

     Interest of $757,000 and $565,000 was charged to income in 1994 and 1995, respectively, in relation to these loans and the Principal Shareholder Loan (refer to Note 8). At December 31, 1995, interest of $116,000 remained unpaid and is included in Advances from Affiliates in the accompanying consolidated balance sheet at December 31, 1995.

                          CENTRAL EUROPEAN MEDIA LTD.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

                           DECEMBER 31, 1994 AND 1995

12. RELATED PARTY TRANSACTIONS--(CONTINUED)
     CEDC and R.S. Lauder, Gaspar & Co., L.P. advanced an aggregate of $1,277,000 to the Company in 1993 and 1994 to fund capital expenditures of PULS and certain other costs (see 'Advances to Affiliates' above). These amounts are non-interest bearing. Messrs. Lauder, Palmer and Gaspar, directors of the Company are Chairman, President and Vice Chairman, respectively of CEDC and have an aggregate equity interest in excess of 10% in CEDC. Mr. Palmer, a director of the Company, is the Managing Director of CEDC Management Services GmbH.

     $7,216,000 was advanced by R.S. Lauder, Gaspar & Co., L.P. to fund the acquisition of the Nuremberg Station, certain development expenses of PULS and corporate overhead. Messrs. Lauder and Gaspar, directors of the Company, are indirect majority partners of R.S. Lauder, Gaspar & Co., L.P. The total amount of this advance was repaid prior to December 31, 1995. These amounts were non interest bearing.

     Amounts outstanding at December 31, 1995 related to affiliates who provide various administrative services for the Company (refer to 'Contributed Services' above) were $271,000 and are included in Advances from Affiliates in the accompanying consolidated balance sheet at December 31, 1995.

     PRO TV purchased certain assets from an affiliated entity (seller) in exchange for assuming certain liabilities of that entity, certain of which were payable to a second affiliated entity which had funded the seller's purchase of assets and operating costs. At December 31, 1995, $1,304,000 was payable to the second affiliated entity and is included in Advances from Affiliates in the accompanying consolidated balance sheet at December 31, 1995.


     PRO TV has a payable of $446,000 to two affiliated entities for the purchase of certain fixed assets and a payable of $16,000 to other related entities, both of which are included in advances from affiliates in the accompanying consolidated balance sheet at December 31, 1995.

     Included in advances from affiliates at December 31, 1995 is $450,000 payable to MMTV in respect of the purchase of an equity interest in MMTV. This amount was paid in March 1996.

     Also included in advances from affiliates in the accompanying consolidated balance sheet at December 31, 1995 is $84,000 owed to the Slovenian Broadcasters resulting from an ongoing agreement that POP TV has with the Slovenian Broadcasters to pay operating costs related to the broadcasting of POP TV's programming.

13. SUMMARY FINANCIAL INFORMATION FOR PULS AND FFF

                                                AS OF
                               ----------------------------------------
                               DECEMBER 31, 1994     DECEMBER 31, 1995
                               ------------------    ------------------
                                PULS        FFF       PULS        FFF
                               -------    -------    -------    -------
                               (000S)     (000S)     (000S)     (000S)
Current assets..............   $ 5,027    $ 1,633    $ 6,938    $ 2,538
Non-current assets..........    16,320      4,358     15,971      3,308
Current liabilities.........    (5,764)    (1,643)    (5,678)    (1,410)
Non-current liabilities.....    (9,798)    (1,680)    (9,081)    (9,526)
                               -------    -------    -------    -------
                               -------    -------    -------    -------
Net assets (deficiency).....   $ 5,785    $ 2,668    $ 8,150    $(5,090)
                               -------    -------    -------    -------
                               -------    -------    -------    -------

                          CENTRAL EUROPEAN MEDIA LTD.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

                           DECEMBER 31, 1994 AND 1995

13. SUMMARY FINANCIAL INFORMATION FOR PULS AND FFF--(CONTINUED)

                                          FOR THE YEAR ENDED
                               ----------------------------------------
                               DECEMBER 31, 1994     DECEMBER 31, 1995
                               ------------------    ------------------
                                PULS        FFF       PULS        FFF

                               -------    -------    -------    -------
                               (000S)     (000S)     (000S)     (000S)
Net revenues................   $ 2,379    $ 3,529    $ 3,371    $ 4,410
Operating loss..............   (29,503)    (4,836)   (24,387)    (5,058)
Net loss....................   (29,694)    (4,917)   (24,204)    (6,027)

     The Company's share of the losses of PULS and FFF accounted for by the equity method were $11,721,000 and $3,095,000, respectively, for the year ended December 31, 1995.

     Management has considered the amounts held in the consolidated balance sheets for PULS and FFF and believe that the loans and equity contributions made, net of losses recognized, have not suffered an impairment in value. The Company believes that recent changes in management and new programming formats combined with current decreases in station operating costs and increases in revenues support the carrying values of PULS and FFF. Management will continue to review the Company's German operations throughout 1996.

14. STOCK COMPENSATION CHARGE

     Under the terms of the Company's contracts with its former President, the Company issued 454,703 shares of Class A Common Stock to a trust nominated by him. Ownership of 194,873 shares had vested by December 31, 1994. Upon the former President's departure in August 1995, 194,872 shares remained unvested. The Company and its former President agreed that 18,000 of these unvested shares are eligible for vesting on December 31, 1996 and the remaining 176,872 shares were forfeited by its former President. In the twelve months ended December 31, 1995, $858,000 was recognized as the current expense to account for the vesting of 64,958 shares in 1995 under the original plan and for the recognition of the 18,000 unvested shares, which no longer required additional services in order to vest. The deferred compensation charge related to the remaining unvested shares of $2,476,000 was recognized as treasury stock.

     In addition, the Company granted 203,000 options to officers and employees with an exercise price below market price in the year ended December 31, 1994.

     The above transactions have resulted in stock compensation charges of $858,000 and $5,833,000 in the years ended December 31, 1995 and 1994, respectively, and a deferred compensation charge of $0 and $3,334,000 at December 31, 1995 and 1994, respectively.

15. SUBSEQUENT EVENTS

  Nova TV

     In March 1996, Nova TV declared a dividend of Kc 330,000,000 ($12,406,000) to be paid in equal installments of Kc 165,000,000 ($6,203,000) in May and November of 1996.

  Videovox--Hungary

     In March 1996, the Company intends to enter into a $5,000,000 loan agreement with Magyarhang Kft. The loan will be used by Magyarhang Kft, to acquire a 90% equity interest in Videovox, a broadcast production studio. Subsequently, Magyarhang Kft. is to merge with 2002 Kft. resulting in the Company having 95% equity and economic interest in the merged Company subject to approval by local

                          CENTRAL EUROPEAN MEDIA LTD.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

                           DECEMBER 31, 1994 AND 1995

15. SUBSEQUENT EVENTS--(CONTINUED)
authorities. If the Company and its partners are unable to effect a merger, the loan would be converted into 95% equity ownership in Magyarhang Kft.

  Ukraine

     In March 1996, Gravis and another affiliated entity in the Ukraine, Nova Mova, formed a company, Nova, which won broadcast licenses for 16 cities in the Ukraine. The Company is in negotiation for a direct ownership interest in Nova. Additionally, the Company has a 30% ownership in Gravis and currently a loan in the amount of $150,000 to Nova Mova, which bears interest at 3% net of local deductions. Currently the Company has no commitment to fund Nova, however, it intends to sign an agreement in which it commits to initially fund Nova for $500,000, representing the initial share capital to be used for equipment and operation costs.

  Slovenia

     POP TV intends to enter into an agreement in March 1996 with another license holder to further its signal distribution in Slovenia. In accordance with the agreement, such license holder will become a part of the POP TV network of affiliated stations.

  Stock Options

     During January 1996, 5,000 stock options for Class A Common Stock were exercised at a price of $14.00.

                    CENTRAL EUROPEAN MEDIA ENTERPRISES LTD.
                           CONSOLIDATED BALANCE SHEET
                                 JUNE 30, 1996
                                    ($000S)

                             ASSETS
                                                                    JUNE 30,
                                                                      1996
                                                                    --------
CURRENT ASSETS:
  Cash and cash equivalents......................................   $ 25,348
  Investments in marketable securities...........................      4,352
  Restricted cash................................................      1,600
  Accounts receivable (net of allowance of $1,947)...............     35,581
  Program rights costs...........................................     10,809
  Value-added tax recoverable....................................        180
  Advances to affiliates.........................................      1,008
  Prepaid expenses...............................................      5,696
                                                                    --------
    Total current assets.........................................     84,574
INVESTMENT IN UNCONSOLIDATED AFFILIATES..........................     16,691
LOANS TO AFFILIATES..............................................      7,003
PROPERTY, PLANT & EQUIPMENT (net of depreciation of $15,219).....     56,345
PROGRAM RIGHTS COSTS.............................................     11,331
BROADCAST LICENSE COSTS AND OTHER INTANGIBLES (net of
  amortization of $1,053)........................................      2,319
LICENSE ACQUISITION COSTS (net of amortization of $454)..........      4,323
GOODWILL.........................................................      1,674
ORGANIZATION COSTS (net of amortization of $886).................        963
DEVELOPMENT COSTS (net of allowance of $3,834)...................     23,034
DEFERRED TAXES...................................................      1,610
OTHER ASSETS.....................................................      3,578
                                                                    --------
    Total assets.................................................   $213,445
                                                                    --------
                                                                    --------

              LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable...............................................   $ 11,031
  Accrued liabilities............................................     13,968
  Duties and other taxes payable.................................        616
  Income taxes payable...........................................     23,971
  Dividend payable...............................................      1,633
  Current portion of obligations under capital lease.............      1,607
  Current portion of credit facilities...........................        410
  Advances from affiliates.......................................         --

                                                                    --------
    Total current liabilities....................................     53,236
DEFERRED INCOME TAXES............................................      2,721
OBLIGATIONS UNDER CAPITAL LEASE..................................      8,066
LONG-TERM PORTION OF CREDIT FACILITIES...........................      6,519
OTHER LIABILITIES................................................        402
MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES...................     16,750
SHAREHOLDERS' EQUITY:
  Preferred Stock, $0.01 par value: authorized: 5,000,000 shares;
    issued and outstanding: none.................................         --
  Class A Common Stock, $0.01 par value: authorized: 30,000,000 shares; issued and outstanding: 10,406,799 shares at June 30,
    1996.........................................................        104
  Class B Common Stock, $0.01 par value: authorized: 15,000,000 shares; issued and outstanding:
    8,078,297 shares.............................................         81
  Additional paid-in capital.....................................    188,785
  176,872 Class A Treasury stock of $0.01 par value..............     (2,476)
                                                                    --------
                                                                     186,309
  Accumulated deficit............................................    (60,381)
  Cumulative currency translation adjustment.....................       (362)
                                                                    --------
    Total shareholders' equity...................................    125,751
                                                                    --------
    Total liabilities and shareholders' equity...................   $213,445
                                                                    --------
                                                                    --------

                    CENTRAL EUROPEAN MEDIA ENTERPRISES LTD.
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                         ($000S, EXCEPT PER SHARE DATA)

                                                                   FOR THE SIX MONTHS
                                                                     ENDED JUNE 30,
                                                               --------------------------
                                                                  1995           1996
                                                               (UNAUDITED)    (UNAUDITED)
                                                               -----------    -----------
GROSS REVENUES..............................................    $  58,197      $  76,935
Discounts and agency commissions............................      (10,959)       (15,130)
                                                               -----------    -----------
NET REVENUES................................................       47,238         61,805

STATION EXPENSES:
  Operating costs and expenses..............................       13,204         24,423
  Amortization of programming rights........................        6,492         10,269
  Depreciation of station fixed assets and other
     intangibles............................................        3,196          6,109
                                                               -----------    -----------
  Total station operating costs and expenses................       22,892         40,801
  Selling, general and administrative expenses..............        2,939          8,735
                                                               -----------    -----------

CORPORATE EXPENSES:
  Corporate operating costs and development expenses........        5,439          7,173
  Stock compensation charge.................................          810             --
                                                               -----------    -----------
                                                                    6,249          7,173

OPERATING INCOME............................................       15,158          5,096

EQUITY IN LOSS OF UNCONSOLIDATED AFFILIATES.................       (6,766)        (5,936)
INTEREST AND OTHER INCOME...................................          959          1,079
INTEREST EXPENSE............................................       (2,134)        (1,532)
FOREIGN CURRENCY EXCHANGE (LOSS) GAIN.......................          115         (1,630)
                                                               -----------    -----------
Net income (loss) before provision for income taxes.........        7,332         (2,923)
Provision for income taxes..................................       (8,178)        (8,313)
                                                               -----------    -----------
Net loss before minority interest...........................         (846)       (11,236)

MINORITY INTEREST IN INCOME OF CONSOLIDATED SUBSIDIARIES....       (3,923)        (1,144)
                                                               -----------    -----------

Net Loss....................................................    $  (4,769)     $ (12,380)
                                                               -----------    -----------
                                                               -----------    -----------


PER SHARE DATA
Net loss per share..........................................    $   (0.34)     $   (0.67)
                                                               -----------    -----------
                                                               -----------    -----------

Weighted average number of common shares outstanding
  (000s)....................................................       14,021         18,447
                                                               -----------    -----------
                                                               -----------    -----------

                    CENTRAL EUROPEAN MEDIA ENTERPRISES LTD.
           CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)
                  FOR THE SIX MONTH PERIOD ENDED JUNE 30, 1996
                                    ($000S)

                                           CLASS    CLASS                                          CUMULATIVE
                                             A        B      ADDITIONAL                             CURRENCY
                                           COMMON   COMMON    PAID-IN     TREASURY   ACCUMULATED   TRANSLATION
                                           STOCK    STOCK     CAPITAL      STOCK     DEFICIT(1)    ADJUSTMENT     TOTAL
                                           ------   ------   ----------   --------   -----------   ----------   ---------
BALANCE, December 31, 1995..............    $103     $ 81     $187,997    $(2,476)    $ (48,001)    $  1,232    $ 138,936
  Foreign Currency Translation
    Adjustment..........................      --       --           --         --            --       (1,594)      (1,594)
  Capital contributed by Shareholders...       1       --          788         --            --           --          789
  Net loss..............................      --       --           --         --       (12,380)          --      (12,380)
                                           ------   ------   ----------   --------   -----------   ----------   ---------
BALANCE, June 30, 1996 (unaudited)......    $104     $ 81     $188,785    $(2,476)    $ (60,381)    $   (362)   $ 125,751
                                           ------   ------   ----------   --------   -----------   ----------   ---------
                                           ------   ------   ----------   --------   -----------   ----------   ---------

------------------
(1) Of the accumulated deficit of $60,381,000 at June 30, 1996, $38,317,000 represents loss in unconsolidated affiliates.

                    CENTRAL EUROPEAN MEDIA ENTERPRISES LTD.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                    ($000S)

                                                                FOR THE SIX MONTHS
                                                                  ENDED JUNE 30,
                                                               --------------------
                                                                 1995        1996
                                                               --------    --------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Loss....................................................   $ (4,769)   $(12,380)
Adjustments to reconcile net loss to net cash generated from operating activities:
  Equity in loss of unconsolidated affiliates...............      6,766       5,936
  Depreciation & amortization...............................      9,688      16,862
  Minority interest in income (loss) of consolidated
     subsidiaries...........................................      3,923       1,144
  Valuation allowance for development costs.................        900         413
  Stock compensation charge.................................        810          --
Changes in assets & liabilities:
  Accounts receivable.......................................     (8,891)     (3,675)
  Related party receivable..................................        235          --
  Program rights costs......................................    (12,863)    (13,787)
  Value-added tax recoverable...............................       (131)        458
  Advances to affiliates....................................         --      (2,899)
  Prepaid expenses..........................................     (2,308)       (545)
  Other assets..............................................         99        (127)
  Accounts payable..........................................       (386)      1,558
  Accrued liabilities.......................................      2,501       4,159
  Income & other taxes payable..............................      7,064       8,347
  Other liabilities.........................................      1,225          --
                                                               --------    --------
     Net cash from operating activities.....................      3,863       5,464
                                                               --------    --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Investments in unconsolidated affiliates..................    (16,543)     (9,444)
  Investments in marketable securities......................         --       6,300
  Restricted cash...........................................         --       2,524
  Acquisition of fixed assets...............................     (2,168)    (10,670)
  Purchase of subsidiary operation..........................         --      (2,962)
  Dividends paid to minority shareholders...................                 (1,396)
  Payments for broadcast license costs and other
     intangibles............................................        (99)         --
  Development costs.........................................     (3,256)    (14,349)
                                                               --------    --------
     Net cash used in investing activities..................    (22,066)    (29,997)
                                                               --------    --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Current portion of credit facilities......................     (2,297)     (2,108)
  Payments under capital lease..............................       (780)       (776)

  Advances to affiliates....................................         --        (731)
  Repayment of loans of subsidiary operation................         --          --
  Capital contributed by shareholders.......................         --         789
                                                               --------    --------
     Net cash used in financing activities..................     (3,077)     (2,826)
                                                               --------    --------
IMPACT OF EXCHANGE RATE FLUCTUATIONS ON CASH................        219        (503)
                                                               --------    --------
     Net decrease in cash and cash equivalents..............    (21,061)    (27,862)
CASH AND CASH EQUIVALENTS, beginning of period..............     42,002      53,210
                                                               --------    --------
CASH AND CASH EQUIVALENTS, end of period....................   $ 20,941    $ 25,348
                                                               --------    --------
                                                               --------    --------

                    CENTRAL EUROPEAN MEDIA ENTERPRISES LTD.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 JUNE 30, 1996

1. ORGANIZATION AND BUSINESS

     Central European Media Enterprises Ltd., a Bermuda corporation ('CME'), was formed in June 1994. Through its predecessor companies, CME has been in operation since 1991. CME, together with its subsidiaries (CME and its subsidiaries are collectively referred to as the 'Company'), develops, owns and operates national and regional commercial television stations and networks in the newly emerging markets of Central and Eastern Europe and regional commercial television stations in Germany.

     The Company owns a 66% interest in Ceska Nezavisla Televizni Spolecnost s.r.o. ('Nova TV'), which broadcasts as the only private national television station in the Czech Republic. On August 1, 1996, the Company entered into an agreement with Ceska Sporitelna Bank ('CS') for the purchase of CS's entire 22% economic interest and 20% of CS' voting rights for a purchase price of Kc 1 billion (approximately $36 million) (the 'CS Agreement'). The agreement and subsequent registration of the Company's increased ownership in Nova TV are subject to Czech laws (See Note 5 of Notes to Consolidated Financial Statements).

     In Slovenia, the Company launched 'POP TV' in December 1995 together with MMTV1 d.o.o. Ljubljana ('MMTV') (formerly known as Boutique MMTV) and Tele 59 d.o.o. Maribor ('Tele 59'), (MMTV and Tele 59 are together referred to as the 'Slovenian Broadcasters') through the formation of the company Produkcija Plus d.o.o. ('Pro Plus' or 'POP TV'). Pro Plus provides programming to the Slovenian Broadcasters and other affiliated stations and sells national advertising in conjunction with POP TV programming. The Company owns 58% of the equity of Pro Plus, but has an effective economic interest of 72%, as a result of a 33% economic interest in MMTV and a 33% economic interest in Tele 59, each of which have a 21% interest in Pro Plus. The Slovenian Broadcasters and one other affiliate began broadcasting 'POP TV' in December 1995.

     In Romania, the Company and two local partners, Adrian Sarbu and Ion Tiriac operate 'PRO TV' through the formation of Media Pro International S.A. ('Media Pro International' or 'Pro TV'), a commercial television network. The Company holds a 77.5% equity interest in Media Pro International, although the Company's partners hold options valid through October 1997 which, if exercised, would reduce the Company's interest to approximately 66%. Media Pro International launched operations in December 1995.

     In addition, in Hungary the Company holds a 95% ownership interest in 2002 Consulting and Servicing Limited Liability Company ('2002') which has a 97.4% indirect beneficial ownership interest in Videovox Studio Limited Liability Company ('Videovox'), a Hungarian dubbing and production company acquired by 2002 in May 1996 which, thus far, has generated only limited revenues and expenses. Videovox's operating results for the period from 1 May 1996 through 30 June 1996 have been consolidated in the accompanying financial statements.

     The Company owns a 52.6% non-controlling interest in PULS ('PULS', formerly known as 1A Berlin), a regional television station based in Berlin, Germany, and a 50% interest (non-voting profit participation) in Franken Funk & Fernsehen GmbH ('FFF'), which owns 74.8% of a regional television station in Nuremberg, Germany, NMF Neue Medien Franken GmbH and Co., K.G. ('NMF'). The Company's interest in PULS increased to 52.6% as of June 30, 1996 from 48.48% at December 31, 1995 as a result of additional capital calls paid by the Company and not satisfied by the other partners of PULS. The Company has a 49% non-controlling interest, and a 50% economic interest in Sachsen Funk und Fernsehen GmbH, Germany ('SFF') which owns 33.33% equity interest in Sachsen Fernsehen Betriebs KG, a regional TV station in Leipzig and Dresden, Germany.

                    CENTRAL EUROPEAN MEDIA ENTERPRISES LTD.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

                                 JUNE 30, 1996

1. ORGANIZATION AND BUSINESS--(CONTINUED)
     The Company continues to pursue and develop opportunities for television broadcasting throughout Central and Eastern Europe and on a regional basis in Germany. The Company has formed Slovenska Televizna Spolocnost s.r.o. ('STS') in Slovakia with Markiza--Slovakia s.r.o. which expects to launch Markiza TV during the third quarter 1996. The Company has an effective 80% economic interest in STS. In accordance with the Company's accounting policies, assets purchased and funds used to support pre operating activities of Markiza TV are classified in Development Costs in the accompanying consolidated financial statements in the amount of approximately $17 million. The Company also has interests in companies seeking licenses or seeking to expand upon regional licenses in Poland, Ukraine and Hungary.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     These financial statements have been prepared in accordance with the accounting principles generally accepted in the United States. In the opinion of management, these consolidated financial statements include all adjustments necessary to fairly state the Company's financial position and results of operations. The results for the six months ended June 30, 1996 are not necessarily indicative of the results expected for the year.

  Principles of Consolidation

     The accompanying consolidated financial statements include the accounts of the Company's wholly-owned subsidiaries, Nova TV, PRO TV, POP TV, and Videovox as consolidated entities and reflect the interests of the minority owners of Nova TV, PRO TV, POP TV, and Videovox in the six months ended June 30, 1996 and two months ended June 30, 1996, respectively. POP TV and PRO TV began operations in December of 1995, Videovox was acquired on May 1, 1996 and thus Nova TV was the only consolidated entity for the six months ended June 30, 1995. The results of the operating stations, PULS, FFF, and SFF, in which the Company has minority or non-controlling ownership interests, are included in the accompanying consolidated financial statements as investments in unconsolidated affiliates using the equity method. The Company's investments in broadcast operations under development, which includes Markiza TV, and other broadcast development opportunities are reflected in the balance sheet as development costs.

  Net Loss Per Share

     Net loss per share was computed by dividing the Company's net loss by the weighted average number of Common Shares (both Class A and Class B) and common share equivalents outstanding during the six month periods ended June 30, 1995 and 1996. The impact of outstanding options and warrants has not been included in the computation of net loss per share, as the effect of their inclusion would be anti-dilutive.

3. DIVIDENDS

     In March 1996, Nova TV declared a total dividend of Kc 330,000,000 ($12,066,000) to all shareholders of which Kc 116,325,000 ($4,153,000) was paid to the Company in May 1996 with the remainder of Kc 116,325,000 ($4,213,000) scheduled to be paid to the Company in November 1996. In connection with the CS Agreement, the Company is entitled to receive CS's remaining 1995 dividend of approximately Kc 38.8 million (approximately $1.4 million) scheduled to be paid in November 1996.

                    CENTRAL EUROPEAN MEDIA ENTERPRISES LTD.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

                                 JUNE 30, 1996

4. SUMMARY FINANCIAL INFORMATION FOR PULS AND FFF

                                 JUNE 30, 1996
                               ------------------
                                PULS        FFF
                               -------    -------
                               (000S)      (000S)
Current assets..............   $ 4,899    $ 2,543
Non-current assets..........    14,137      2,606
Current liabilities.........    (5,212)    (2,305)
Non-current liabilities.....    (7,469)    (9,458)
                               -------    -------
Net assets..................   $ 6,355    $(6,614)
                               -------    -------
                               -------    -------

                               FOR THE SIX MONTHS ENDED
                       -----------------------------------------

                          JUNE 30, 1995         JUNE 30, 1996
                       -------------------    ------------------
                         PULS        FFF       PULS        FFF
                       --------    -------    -------    -------
                        (000S)     (000S)     (000S)     (000S)
Net revenues........   $  1,593    $ 1,980    $ 1,665    $ 2,375
Operating loss......    (11,520)    (2,913)    (9,561)    (1,675)
Net loss............    (11,831)    (3,346)    (9,655)    (1,771)

     The Company's share of the losses of PULS, FFF and SFF accounted for by the equity method for the six months ended June 30, 1995 and 1996 were $6,766,000 and $5,936,000, respectively.

     As of June 30, 1996 FFF had DM 11 million ($7.3 million) in loans from the Company. The loans bear an annual interest rate of 10.5%. The Company has agreed to subordinate its claims under the loans to all other claims against FFF.

5. SUBSEQUENT EVENTS

  Czech Republic

     On August 1, 1996, the Company entered into an agreement (the 'CS Agreement') with Ceska Sporitelna Bank ('CS') for the purchase of CS's 22% economic and virtually all of CS's voting rights in Nova TV for a purchase price of Kc 1 billion (approximately $36,000,000). In connection with the CS Agreement, the Company is to receive CS's remaining 1995 dividend of Kc 38.8 million (approximately $1.4 million) scheduled to be paid in November 1996 as well as 88% of all future dividends declared. If the increase in the Company's economic ownership from 66% to 88% of Nova TV had been in effect for the whole of 1996, then the Company's Attributable Broadcast Cash Flow for Nova TV would have increased by $5.4 million for the six month period ended June 30, 1996.

     In connection with the CS Agreement, the Company has entered into a loan agreement with CS to finance 85% of the purchase price. The remainder of the purchase price Kc 150 million ($5,500,000) will be paid by the Company on November 15, 1996 out of its cash balances. The CS loan will be drawn in August 1996 and April 1997 in the amounts of Kc 450 million ($16,298,000) and Kc 400 million ($14,487,000), respectively to fund purchase price payments due at those times, and bears annual interest at the rate of 12.9% p.a. The agreement and subsequent registration of the Company's increased ownership are subject to Czech laws.

                    CENTRAL EUROPEAN MEDIA ENTERPRISES LTD.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

                                 JUNE 30, 1996

5. SUBSEQUENT EVENTS--(CONTINUED)

  Romania

     On July 12, 1996, the Company announced its intention to exercise its option within the next few months to buy 49% of the shares of PRO TV, SRL, an affiliate station of Media Pro International owned by the Company's partners (Adrian Sarbu and Ion Tiriac) on terms that have yet to be finalized. This option was granted to the Company through the terms of the partnership agreement for Media Pro International.

  Credit Agreement

     The Company and certain of its subsidiaries (the 'CME Borrowers') have executed a term sheet with ING Bank N.V. ('ING') pursuant to which ING and a group of banks contemplate providing the CME borrowers with a $50 million revolving credit facility (the 'Potential Revolving Loan Facility'). The Potential Revolving Loan Facility is subject to satisfactory documentation and final due diligence to be performed by the bank. In connection with these negotiations, CME's subsidiary, CME Media Enterprises B.V. CME BV entered into a bridge loan facility (the 'Bridge Loan'), on July 16, 1996, for $10,000,000 with ING which matures on November 30, 1996 and bears annual interest at a rate of 1.6% per annum above LIBOR. This facility has since been increased to approximately $25 million, with a maturity date of November 15, 1996. The shares of CME BV have been pledged as security for this loan. Both CME and CME's subsidiary Central European Media Enterprises N.V. have guaranteed repayment of the facility.

  Strategic Investor for PULS

     The partners of PULS have retained a financial advisor to seek one or more strategic partners for PULS. Such a strategic partner would be expected to acquire a significant equity interest in PULS and assume responsibility for PULS' operations. Such a strategic investment would be anticipated to significantly dilute the Company's equity interest in PULS and to decrease the Company's future funding obligations to PULS, and could result in a material reduction of the carrying value of the Company's equity investment in PULS, which was $8.9 million as of June 30, 1996, and a corresponding charge against the Company's earnings in the period incurred. At the date of the filing of the Company's Form 10-Q for the quarter ended June 30, 1996, the Company did not consider the value of PULS TV to be impaired.

  Acquisitions


     The Company acquired a 50% economic interest in a group of companies (the 'Studio 1+1 Group') which has the right until July 2000 to broadcast programming and sell advertising on one of Ukraine's public television stations for a specified number of hours per week, including during prime time. This public station reaches over 90% of Ukraine's population. In addition, the Company, together with the Studio 1+1 Group, has plans to apply for licenses in Ukraine to develop a new national television station. The Company's initial financial commitment in Ukraine is anticipated to be up to $12,000,000.


     The Company acquired a 95.0% equity interest in Unimedia, a recently formed entity which has agreed to acquire a 10% equity interest in MobilRom, which has applied for a GSM cellular telephone license in Romania. It is anticipated that the Romanian Government will award two GSM cellular telephone licenses in late October 1996. There are several other groups competing for these licenses. If a license is awarded to MobilRom, the Company does not anticipate exercising any managerial or operational control over MobilRom. It is anticipated that MobilRom will not have active operations unless it is awarded such a license. If MobilRom is awarded a telecommunications license in Romania, the Company will be obligated to fund MobilRom in the amount of approximately $3.5 million within 15 days after such award and up to an additional $6.5 million during the next 12 months. The Company's aggregate funding commitment with respect to MobilRom is up to $16 million.

                    CENTRAL EUROPEAN MEDIA ENTERPRISES LTD.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

                                 JUNE 30, 1996

5. SUBSEQUENT EVENTS--(CONTINUED)
     The Company does not believe that the pro forma impact of these acquisitions would be material to its results of operations.

  Shareholder Loan


     The Company has agreed to execute a Promissory Note in favor of Ronald S. Lauder pursuant to which Mr. Lauder has agreed to make up to $20.0 million in loans available (in increments of $2.0 million) to the Company (the 'Lauder Loan'). The Lauder Loan is unsecured and subordinated to the Bridge Loan and the Potential Revolving Loan Facility, bears interest at a rate per annum equal to 2.0% over LIBOR and matures at the earlier of (i) the consummation of the Offering and (ii) October 1, 1998. As additional consideration for the Lauder Loan, Mr. Lauder will be granted warrants exercisable for up to 100,000 shares of Class A Common Stock, which grant will be made to the proportionate extent that the aggregate principal amount actually borrowed by the Company bears to $20.0 million. The warrants will be exercisable for five years commencing one year after the date of grant of the warrants at an exercise price equal to the lesser of (i) 110% of the Price to Public in the Offering per share and (ii) $32.00 per share. As of October 7, 1996, the Company had borrowings of $4.0 million under the Lauder Loan and anticipates borrowing an aggregate of $14.0 million prior to the consummation of the Offering.

[PHOTOS PORTRAYING NEWS OPERATIONS, FEATURE FILMS, LOCAL PROGRAMMING, INCLUDING VARIETY SHOWS BROADCAST BY THE COMPANY'S BROADCAST OPERATIONS.]

[PHOTO]                       [PHOTO]                      [PHOTO]
CME's news operations employ lively program formats and western style production techniques.

[PHOTO]
Twentieth Century Fox's "My Cousin Vinny"

The Company operates the leading national television station in the Czech Republic (Nova TV) and the Company's television operations in Romania (PRO TV) and Slovenia (POP TV) command the leading audience share within their areas of broadcast reach.

CME's broadcast operations have long-term programming contracts with major studios, including Twentieth Century Fox, Sony Pictures, Warner Brothers, Paramount, MCA, MGM, Canal + and Granada.

[PHOTO]
"Pop Kviz," a game show designed and produced by POP TV

[PHOTO]
Markiza TV broadcasts the locally produced sitcom "Silvanovci"

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

     NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING MADE HEREBY AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITY OTHER THAN THE SECURITIES COVERED BY THIS PROSPECTUS, NOR DOES IT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH AN OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATES AS OF WHICH INFORMATION IS FURNISHED OR THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS

Prospectus Summary.............................................       3
Risk Factors...................................................       9
The Company....................................................      16
Use of Proceeds................................................      20
Price Range of Common Stock....................................      20
Dividend Policy................................................      20
Capitalization.................................................      21
Selected Consolidated Financial Data...........................      22
Management's Discussion and Analysis of Financial Condition and
  Results of Operations........................................      24
Business.......................................................      35
Management.....................................................      52
Description of Capital Stock...................................      54
Certain Tax Considerations.....................................      59
Shares Eligible for Future Sale................................      64
Underwriting...................................................      66
Legal Matters..................................................      67
Experts........................................................      67
Available Information..........................................      67
Information Incorporated by Reference..........................      68
Index to Financial Statements..................................     F-1

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------


                                4,000,000 SHARES


                                     [LOGO]

                                CENTRAL EUROPEAN
                             MEDIA ENTERPRISES LTD.

                              CLASS A COMMON STOCK
                                ($.01 PAR VALUE)

                            SCHRODER WERTHEIM & CO.
                      PRUDENTIAL SECURITIES INCORPORATED
                               SMITH BARNEY INC.

                                OCTOBER   , 1996

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The Registrant's expenses in connection with the issuance of the securities being registered, other than underwriting discounts and commissions, are estimated as follows:


Securities and Exchange Commission registration fee.................   $ 44,175.00
NASD filing fee.....................................................   $ 14,127.00
Printing and engraving..............................................   $135,000.00
Counsel fees and expenses...........................................   $300,000.00
Accountants' fees and expenses......................................   $120,000.00
Blue Sky qualification fees and expenses............................   $ 10,000.00
Transfer agent and registrar fees and expenses......................   $  5,000.00
Nasdaq listing fee for listing of additional shares.................   $ 17,500.00
Miscellaneous.......................................................   $164,198.00
                                                                       -----------
     Total..........................................................   $810,000.00
                                                                       -----------
                                                                       -----------


ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

      Under Bermuda law and the Company's Memorandum of Association and by-laws, the directors, officers, liquidators and auditors of the Company and their heirs, executors and administrators are indemnified and held harmless out of the assets of the Company from and against all actions, costs, charges, losses and expenses which they or any of them, their heirs, executors or administrators, shall or may incur or sustain by or by reason of any act done, concurred in or omitted in or about the execution of their duty, or supposed duty, or in their respective offices or trusts, and none of them shall be answerable for the acts, receipts, neglects or defaults of the others of them or for joining in any receipts for the sake of conformity or for any loss, misfortune or damage which may happen in the execution of their respective offices or trusts, or in relation thereto, provided that they are not entitled to indemnification in respect of any willful negligence, willful default, fraud or dishonesty which may attach to them.

ITEM 16. EXHIBITS.

     The following documents are filed as part of this Registration Statement.

     (a) Exhibits




 EXHIBIT
  NUMBER     DESCRIPTION
----------   --------------------------------------------------------------------------------------------------------
    1.01      --   Form of Underwriting Agreement
    5.01      --   Opinion of Conyers, Dill & Pearman
   23.01      --   Consent of Conyers, Dill & Pearman (included in Exhibit 5.01)
   23.03      --   Consent of Arthur Andersen & Co. (included at page II-3)

ITEM 17. UNDERTAKINGS

     Insofar as indemnification arising under the Securities Act may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions described in Item 15, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that:

     (a) For purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or
Section 15(d) of the Exchange Act that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered hereby, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (b) For purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this registration statement as of the time it was declared effective.

     (c) For the purpose of determining any liability under the Securities Act,

each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                   CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

     As independent public accountants, we hereby consent to the incorporation by reference in this registration statement of our reports dated March 28, 1996 and March 4, 1996 and included in Central European Media Enterprises Ltd.'s Form 10-K for the year ended December 31, 1995, to the use of our report dated March 28, 1996 included in this registration statement, and to all references to our firm included in or made a part of this registration statement.

                                          ARTHUR ANDERSEN & CO.


Hamilton, Bermuda
October 29, 1996

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, New York on October 29, 1996.


                                          CENTRAL EUROPEAN MEDIA ENTERPRISES
                                          LTD.

                                          By:        /s/ JOHN A. SCHWALLIE
                                               --------------------------------
                                                      John A. Schwallie
                                               Vice President-Finance, Chief
                                                     Financial Officer

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


                SIGNATURE                                    TITLE                            DATE
------------------------------------------  ----------------------------------------   -------------------

                    *                       Chairman of the Board of Directors            October 29, 1996
------------------------------------------
             Ronald S. Lauder

                    *                       President, Chief Executive Officer and        October 29, 1996
------------------------------------------  Director (Principal Executive Officer)
            Leonard M. Fertig

          /s/ JOHN A. SCHWALLIE             Vice President--Finance,                      October 29, 1996
------------------------------------------  Chief Financial Officer
            John A. Schwallie               (Principal Accounting and
                                            Principal Financial Officer)

                    *                       Director and Authorized U.S.                  October 29, 1996
------------------------------------------  Representative
              Andrew Gaspar

                    *                       Director                                      October 29, 1996
------------------------------------------
            Herbert Schlosser

                    *                       Director                                      October 29, 1996

------------------------------------------
             Nicolas Trollope

                    *                       Director                                      October 29, 1996
------------------------------------------
             Robert A. Rayne

* By /s/ JOHN A. SCHWALLIE
     -------------------------
      JOHN A. SCHWALLIE
      ATTORNEY-IN-FACT

                               INDEX TO EXHIBITS

EXHIBIT
NUMBER   EXHIBITS
------   ----------------------------------------------------------------------------------------------------------
  1.01    --   Form of Underwriting Agreement
  5.01    --   Opinion of Conyers, Dill & Pearman
 23.01    --   Consent of Conyers, Dill & Pearman (included in Exhibit 5.01)
 23.03    --   Consent of Arthur Andersen & Co. (included at page II-3)